As filed with the Securities and Exchange Commission on October 15, 1996
                                                 Registration No. 333-11571
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1
                                       to
                                    FORM S-4
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933

                                SUMMA INDUSTRIES
             (Exact name of registrant as specified in its charter)

   California                         3089                    95-1240978
------------------        -------------------------       ---------------------
(State or other               (Primary Standard             (I.R.S. Employer
  jurisdiction            Industrial Classification       Identification Number)
of incorporation)                 Code Number)

21250 HAWTHORNE BOULEVARD, SUITE 500, TORRANCE, CALIFORNIA 90503; (310) 792-7024
   (Address and telephone number of registrant's principal executive offices)

                         JAMES R. SWARTWOUT, PRESIDENT
                                SUMMA INDUSTRIES
21250 HAWTHORNE BOULEVARD, SUITE 500, TORRANCE, CALIFORNIA 90503; (310) 792-7024
           (Name, address and telephone number of agent for service)

                                   Copies to:

                          James M. Phillips, Jr., Esq.
                               Phillips & Haddan
                         4695 MacArthur Court, Ste. 840
                        Newport Beach, California 92660

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G check the following box: [ ]

  The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

                      CROSS-REFERENCE SHEET TO FORM S-4 OF
                                SUMMA INDUSTRIES

                PART I.  INFORMATION REQUIRED IN THE PROSPECTUS

ITEM OF FORM S-4                                  CAPTION IN JOINT PROXY STATEMENT/PROSPECTUS
----------------                                  -------------------------------------------
A.  INFORMATION ABOUT THE TRANSACTION

    1.  Forepart of Registration Statement and    Facing Page; Cross-Reference Sheet; Outside Front Cover
         Outside Front Cover Page of Prospectus   Page of Joint Proxy Statement/Prospectus; Risk Factors

    2.  Inside Front and Outside Back Cover       Available Information; Table of Contents
         Pages of Prospectus

    3.  Risk Factors, Ratio of Earnings to        Summary; N/A
         Fixed Charges and Other Information.

    4.  Terms of the Transaction                  Summary; Description of the Proposed Merger

    5.  Pro Forma Financial Information           Summary; Summa and LexaLite Pro Forma
                                                  Financial Information

    6.  Material Contacts with the Company        Summary; Description of the Proposed Merger;
         Being Acquired

    7.  Additional Information Required for       *
         Reoffering by Persons and Parties
         Deemed to be Underwriters

    8.  Interests of Named Experts and            Legal Matters; Experts
         Counsel

    9.  Disclosure of Commission Position on      Management of Summa - Limitation of Directors' and
         Indemnification for Securities Act       Officers' Liability and Indemnification
         Liabilities

B.  INFORMATION ABOUT THE REGISTRANT

    10. Information with Respect to               *
         S-3 Registrants

    11. Incorporation of Certain Information      *
         by Reference

    12. Information with Respect to S-2 or        *
         S-3 Registrants

    13. Incorporation of Certain Information      *
         by Reference

    14. Information with Respect to                Summary; Description of the Proposed Merger; Summa
         Registrants Other than S-3                Common Stock Prices and Dividends; Summa Selected
         or S-2 Registrants                        Financial Data; Summa Management's Discussion and Analysis of Summa's
                                                   Results of Operations and Financial Condition; Summa and LexaLite
                                                   Comparative Per Share Data; Summa and LexaLite Pro Forma Financial
                                                   Information; Information Concerning Summa

C.  INFORMATION ABOUT THE COMPANY BEING ACQUIRED

    15. Information with Respect to                *
         S-3 Companies

    16.  Information with Respect to S-2 or        *
          S-3 Companies

    17.  Information with Respect to Companies     Summary; Description of the Proposed Merger; LexaLite
          Other than S-2 or S-3 Companies          Common Stock Prices and Dividends; LexaLite Selected
                                                   Financial Data; LexaLite Management's Discussion and
                                                   Analysis of LexaLite's Results of Operations and Financial
                                                   Condition; Summa and LexaLite Comparative Per Share Data;
                                                   Summa and LexaLite Pro Forma Financial Information;
                                                   Information Concerning LexaLite

D.  VOTING AND MANAGEMENT INFORMATION

    18. Information if Proxies, Consents or        Summary; Description of the Proposed Merger; Information
         Authorizations are to be Solicited        Concerning Summa; Information Concerning LexaLite; Other Matters

    19. Information if Proxies, Consents or        *
         Authorizations are not to be Solicited
         in an Exchange Offer

                         [SUMMA INDUSTRIES LETTERHEAD]



                                October 17, 1996



Dear Shareholder:

I am pleased to invite you to attend SUMMA INDUSTRIES' Annual Meeting of Shareholders which will be held on Thursday, November 21, 1996. In addition to the election of directors, you are being asked to vote on the merger of a new subsidiary of SUMMA INDUSTRIES with and into LexaLite International Corporation of Charlevoix, Michigan which will become a wholly-owned subsidiary of SUMMA INDUSTRIES, upon shareholder approval of the merger. LexaLite is a manufacturer of engineered plastic optical components.

SUMMA INDUSTRIES' Board of Directors voted UNANIMOUSLY in favor of the merger
                                           -----------
with LexaLite, and recommends that shareholders vote FOR this proposal.
                                                     ---

This transaction, which follows our recent divestiture of Morehouse-COWLES, Inc., will complete the transformation of SUMMA INDUSTRIES from a machinery builder to a manufacturer of proprietary industrial components -- primarily of plastic materials. I believe this transaction is the most important event in SUMMA's 54-year history. It will more than double the number of shares outstanding, without diluting earnings per share (on an historical pro-forma basis), and create an enterprise with substantially increased sales, profit and net worth. I URGE YOU TO CAREFULLY REVIEW THE ENCLOSED PROXY STATEMENT AND JOIN ME IN VOTING FOR THE LEXALITE MERGER.
             ---

THE DETAILS OF THE MERGER, INCLUDING INFORMATION ABOUT LEXALITE, SUMMA AND VARIOUS RISK FACTORS, ARE DISCUSSED IN THE ENCLOSED JOINT PROXY
STATEMENT/PROSPECTUS AND NOTICE OF ANNUAL MEETING OF SHAREHOLDERS.

YOUR VOTE IS IMPORTANT.  This transaction can only be approved if more than 50%
----------------------
of all outstanding shares are voted FOR the merger.  Therefore, if you do not
                                    ---
vote, it will have the same effect as voting against the merger. PLEASE READ THE ENCLOSED PROXY STATEMENT, AND MARK, SIGN, DATE AND MAIL YOUR PROXY TODAY. Your prompt response will help SUMMA save the money associated with follow-up solicitation efforts.


                                      Very truly yours,

                                      James R. Swartwout
                                      Chairman of the Board and CEO

                                SUMMA INDUSTRIES

                      21250 Hawthorne Boulevard, Suite 500
                           Torrance, California 90503

                    NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON NOVEMBER 21, 1996

To the Shareholders of
Summa Industries

                                                           October 17, 1996

  NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders (the "Summa Annual Meeting") of Summa Industries, a California corporation ("Summa"), will be held on November 21, 1996, at 2:00 p.m., local time, at the Mariott Hotel, 3635 Fashion Way, Torrance, California (near the southeast corner of Hawthorne and Torrance Boulevards, behind the Computax Building) for the following purposes:

  (1) To consider and vote upon a proposal to approve the merger (the "Merger") of Charlevoix The Beautiful, Inc., a newly-to-be-formed California corporation and wholly-owned subsidiary of Summa ("Subsidiary"), with and into LexaLite International Corporation, a Delaware corporation ("LexaLite"), pursuant to the Agreement of Merger in the form attached to this Joint Proxy Statement/Prospectus as Appendix I and the Agreement and Plan of Reorganization by and between Summa and LexaLite dated as of July 18, 1996 (the "Reorganization Agreement"), all as described in more detail in the attached Joint Proxy Statement/Prospectus which accompanies this Notice. In approving the Merger, the shareholders of Summa will also approve, among other things, an amendment to the Articles of Incorporation of Summa to establish a 9-member Board of Directors divided into three classes serving staggered 3-year terms (Summa currently has an 8-member Board divided into two classes), and the adoption by Summa of the LexaLite Employee Stock Ownership Plan, as amended, all as more particularly described in the Joint Proxy Statement/Prospectus;

  (2) To elect three directors to serve 3-year terms if the Merger is approved and consummated, including two incumbent directors whose terms are expiring and Josh Barnes, the Chief Executive Officer and a director of LexaLite, and three incumbent directors to serve 2-year terms. If the Merger is not approved, to elect the four incumbent directors whose terms are expiring to serve as directors for new 2-year terms; and

  (3) To transact such other business as may properly come before the Summa Annual Meeting or any adjournment or postponement thereof.


  The Board of Directors has fixed October 14, 1996 as the record date for the determination of shareholders of Summa entitled to notice of and to vote at the Summa Annual Meeting, or at any continuance or adjournment thereof, and only shareholders of record at the close of business on that date will be entitled to vote at the Summa Annual Meeting.

  All shareholders are cordially invited to attend the Summa Annual Meeting in person. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE. If you attend the Summa Annual Meeting, you may vote in person if you wish, even though you have previously returned your proxy.

  The attached Joint Proxy Statement/Prospectus also constitutes the Prospectus of Summa with respect to the shares of Summa Common Stock issuable to the shareholders of LexaLite as a consequence of the proposed Merger.

                                           By Order of the Board of Directors,

                                           Paul A. Walbrun, Secretary

                       LEXALITE INTERNATIONAL CORPORATION

                                October 17, 1996



Dear Stockholder:

  You are cordially invited to attend a special meeting of stockholders of LexaLite International Corporation ("LexaLite") to be held at 10:00 a.m., local time, on November 16, 1996 at the Charlevoix Country Club, one-quarter (1/4) mile east of Waller Road, on U.S. 31, north of Charlevoix.

  At this Special Meeting, you will be asked to approve the merger (the "Merger") of a wholly-owned subsidiary of Summa Industries, a California corporation, with and into LexaLite pursuant to the Agreement of Merger attached as Appendix I to the Joint Proxy Statement/Prospectus which accompanies this letter. Also enclosed herewith is a copy of the Agreement and Plan of Reorganization dated as of July 18, 1996 by and between Summa and LexaLite. As a consequence of the Merger, the outstanding shares of LexaLite Common Stock will be converted into shares of Summa Common Stock. The Board of Directors of LexaLite has carefully reviewed and considered the terms and conditions of the Merger and has received the opinion of Wedbush Morgan Securities as to the fairness of the Merger to the stockholders of LexaLite from a financial point of view. The full text of the opinion of Wedbush Morgan is attached as Appendix II to the Joint Proxy Statement/Prospectus. All of the Directors on the Board of LexaLite have joined in concluding that the Merger is fair to, and in the best interests of, LexaLite and its stockholders and we recommend that you vote FOR approval of the Merger.

  If the Merger is approved and consummated, LexaLite will become a wholly-owned subsidiary of Summa, and each share of LexaLite Common Stock outstanding at the time the Merger becomes effective will be converted into 1.5 shares (subject to possible upward adjustment) of Summa Common Stock, all as more fully described in the accompanying Joint Proxy Statement/Prospectus and the Agreement and Plan of Reorganization. The Merger is discussed in both and you are urged to review them carefully.

  Under Delaware law, the Merger must be approved by the affirmative vote of the holders of at least a majority of the outstanding shares of LexaLite Common Stock. Your vote is important! Therefore, whether or not you personally will attend the Special Meeting, please vote by promptly completing, signing, dating and mailing the enclosed proxy form. You may always revoke your proxy at or before the time of the Special Meeting should you wish to vote in person.

  PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES AT THIS TIME. Promptly after the Merger is consummated, you will be sent instructions regarding the mechanics of exchanging LexaLite stock certificates, that are currently in your possession, for the new certificates representing shares of Summa Common Stock.

                                    Warm regards,

                                    LEXALITE INTERNATIONAL CORPORATION

                                    Josh T. Barnes, Chief Executive Officer

                       LEXALITE INTERNATIONAL CORPORATION

                               10163 US 31 North
                        Charlevoix, Michigan 49720-0498


                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                        TO BE HELD ON NOVEMBER 16, 1996

To the Stockholders of
LexaLite International Corporation

                                                            October 17, 1996

  NOTICE IS HEREBY GIVEN that a Special Meeting of the Stockholders (the "LexaLite Special Meeting") of LexaLite International Corporation, a Delaware corporation ("LexaLite"), will be held on November 16, 1996, at 10:00 a.m., local time, at the Charlevoix Country Club, located at 9600 Clubhouse Drive, Charlevoix, Michigan 49720, for the following purposes:

  (1) To consider and vote upon a proposal to approve the merger (the "Merger") of Charlevoix the Beautiful, Inc., a newly-to-be-formed and wholly-owned subsidiary of Summa Industries, a California corporation ("Summa"), with and into LexaLite pursuant to the Agreement of Merger in the form attached to this Joint Proxy Statement/Prospectus as Appendix I and the Agreement and Plan of Reorganization by and between Summa and LexaLite dated as of July 18, 1996, all as described in more detail in the attached Joint Proxy Statement/Prospectus which accompanies this Notice; and

  (2) To transact such other business as may properly come before the LexaLite Special Meeting or any adjournment or postponement thereof.

  The Board of Directors of LexaLite has fixed October 14, 1996 as the record date for the determination of stockholders of LexaLite entitled to notice of and to vote at the LexaLite Special Meeting, or at any continuance or adjournment thereof, and only stockholders of record at the close of business on that date will be entitled to vote at the LexaLite Special Meeting.

  All stockholders are cordially invited to attend the LexaLite Special Meeting in person. HOWEVER, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE. If you attend the LexaLite Special Meeting, you may vote in person if you wish, even though you have previously returned your proxy.

  The attached Joint Proxy Statement/Prospectus is a joint proxy statement of LexaLite and Summa for their respective stockholder meetings and constitutes the Prospectus of Summa with respect to the shares of Summa Common Stock issuable to the stockholders of LexaLite as a consequence of the proposed Merger.

                                      By Order of the Board of Directors,

                                      Patricia A. DeYoung, Secretary

                                SUMMA INDUSTRIES
                       LEXALITE INTERNATIONAL CORPORATION
                            ________________________

                             JOINT PROXY STATEMENT
                            ________________________

                         PROSPECTUS OF SUMMA INDUSTRIES
                            _______________________

  This Joint Proxy Statement/Prospectus is being furnished to shareholders of Summa Industries, a California corporation ("Summa"), in connection with the solicitation of proxies by the Board of Directors of Summa for use at the Special Meeting of Shareholders of Summa to be held on November 21, 1996, at the Mariott Hotel, 3635 Fashion Way, Torrance, California, at 2:00 p.m. local time, and at any continuation or adjournment thereof (the "Summa Annual Meeting"). As of October 14, 1996, the record date for the Summa Annual Meeting, there were 1,603,483 shares of Summa's Common Stock outstanding. At the Summa Annual Meeting, the shareholders of Summa will be asked to consider and vote upon a proposal to approve a merger (the "Merger") of Charlevoix the Beautiful, Inc., a newly-to-be-formed and wholly-owned subsidiary of Summa ("Subsidiary"), with and into LexaLite pursuant to the Agreement of Merger (the "Merger Agreement") attached hereto as Appendix I and on the further terms, and subject to the conditions, set forth in the Agreement and Plan of Reorganization dated as of July 18, 1996 by and between Summa and LexaLite (the "Reorganization Agreement"). Upon consummation of the Merger, which would be effective upon filing of the Merger Agreement, or a certificate of merger with respect thereto, in the offices of the Secretaries of State of California and Delaware, Subsidiary would be merged with and into LexaLite, which would be the surviving corporation in the Merger and which would continue to carry on the business and affairs of LexaLite as a wholly-owned subsidiary of Summa. As a consequence of the Merger, the former stockholders of LexaLite would receive an aggregate of 2,252,241 shares (subject to possible upward adjustment) of Summa's Common Stock. In addition, the Articles of Incorporation of Summa will be amended to establish a 9-member Board of Directors divided into three classes serving staggered 3-year terms, and Summa would adopt the LexaLite Employee Stock Ownership Plan, as amended. See "Description of the Proposed Merger."

  This Joint Proxy Statement/Prospectus is also being furnished to stockholders of LexaLite International Corporation, a Delaware corporation ("LexaLite"), in connection with the solicitation of proxies by the Board of Directors of LexaLite for use at the Special Meeting of Stockholders of LexaLite to be held on November 16, 1996, at the Charlevoix Country Club, located at 9600 Clubhouse Drive, Charlevoix, Michigan 49720, at 10:00 a.m., local time, and at any continuation or adjournment thereof (the "LexaLite Special Meeting"). As of October 14, 1996, the record date for the LexaLite Special Meeting, there were 1,479,672 shares of LexaLite's Common Stock outstanding (excluding 21,822 shares earned and issuable under the LexaLite Stock Award Bonus Plan). At the LexaLite Special Meeting, the stockholders of LexaLite will be asked to consider and vote upon a proposal to approve the Merger of Subsidiary with and into LexaLite pursuant to the terms and conditions of the Reorganization Agreement and the Merger Agreement.

  THE BOARDS OF DIRECTORS OF BOTH SUMMA AND LEXALITE UNANIMOUSLY HAVE APPROVED THE MERGER AND RECOMMENDED THAT THE SHAREHOLDERS OF SUMMA AND STOCKHOLDERS OF LEXALITE VOTE IN FAVOR OF THE PROPOSED MERGER.

  This Joint Proxy Statement/Prospectus also constitutes a Prospectus of Summa which is a part of a Registration Statement on Form S-4 that Summa has filed with the Securities and Exchange Commission with respect to the shares of Summa's Common Stock issuable to the stockholders of LexaLite as a consequence of the proposed Merger. Summa's principal executive offices are located at 21250 Hawthorne Boulevard, Suite 500, Torrance, California 90503, its telephone number is (310) 792-7024, and its telecopier number is (310) 792-7079.

   THE SECURITIES TO BE ISSUED PURSUANT TO THE MERGER HAVE NOT BEEN APPROVED
      OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  This Joint Proxy Statement/Prospectus is first being mailed to shareholders of Summa and stockholders of LexaLite on or about October 17, 1996. All information herein with respect to each of Summa and Subsidiary has been furnished by Summa, and all information herein with respect to LexaLite has been furnished by LexaLite.

  SEE "RISK FACTORS" BEGINNING AT PAGE 12 FOR A DISCUSSION OF CERTAIN MATTERS THAT SHOULD BE CONSIDERED BY THE STOCKHOLDERS OF LEXALITE AND THE SHAREHOLDERS OF SUMMA WITH RESPECT TO THE MERGER AND AN INVESTMENT IN SUMMA FOLLOWING THE MERGER.

     The date of this Joint Proxy Statement/Prospectus is October 17, 1996

                             AVAILABLE INFORMATION

     Summa is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at the Commission's regional offices at 230 South Dearborn Street, Chicago, Illinois 60604 and 75 Park Place, New York, New York 10007. Copies of such material may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street N.W., Washington, D.C. 20549, at prescribed rates.

     Summa has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a Registration Statement on Form S-4 with respect to the shares of Summa Common Stock issuable to the stockholders of LexaLite as a consequence of the proposed Merger. This Joint Proxy Statement/Prospectus also constitutes the Prospectus of Summa included as a part of the Registration Statement, but does not contain all of the information set forth in the Registration Statement. Statements contained in this Joint Proxy Statement/Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement in full, including the exhibits and schedules thereto, may be inspected without charge at the office of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies thereof may also be obtained from the commission upon payment of prescribed fees by writing to the Commission at the above address. Summa will provide, without charge, upon written or oral request of any shareholder of Summa or stockholder of LexaLite, a copy of the Reorganization Agreement which has been filed as an exhibit to the Registration Statement and to which the Merger Agreement set forth in Appendix I is attached as Exhibit A. Requests should be addressed to Summa, 21250 Hawthorne Boulevard, Suite 500, Torrance, California 90503,
Attention: James R. Swartwout; telephone: (310) 792-7024. So that timely delivery of the documents can be made, such requests should be made by November 7, 1996.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN AS CONTAINED HEREIN IN CONNECTION WITH THE MATTERS DESCRIBED HEREIN, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY SUMMA OR LEXALITE. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SECURITIES OFFERED BY THIS JOINT PROXY STATEMENT/PROSPECTUS OR A SOLICITATION OF A PROXY IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
AVAILABLE INFORMATION...................................................      2

SUMMARY.................................................................      5
       Annual Meeting of Summa Shareholders.............................      5
       Special Meeting of LexaLite Stockholders.........................      5
       The Proposed Merger..............................................      5
       Summary Historical Financial Information.........................     10
       Summary Pro Forma Combined Financial Information.................     11
       Comparative Per Share Financial Information......................     11

RISK FACTORS............................................................     12

VOTING AND PROXIES......................................................     16

OWNERSHIP OF SUMMA'S COMMON STOCK.......................................     17

OWNERSHIP OF LEXALITE'S COMMON STOCK....................................     18

DESCRIPTION OF THE PROPOSED MERGER......................................     19
       Purpose and Background of the Merger.............................     19
       The Merger.......................................................     21
       Manner and Basis of Converting Shares............................     21
       Treatment of Stock Options.......................................     22
       Fairness Opinion.................................................     22
       Additional Conditions to the Merger..............................     22
       Amendment or Termination.........................................     24
       Standstill Agreement.............................................     24
       Interests of Certain Persons in the Merger.......................     24
       Affiliates' Restrictions on Resale of Summa's Common Stock.......     25
       Accounting Treatment.............................................     25
       Merger Expenses; Brokerage Fees..................................     25
       Certain Federal Income Tax Considerations........................     25
       Approval of the Merger...........................................     26
       Rights of Dissenting Stockholders................................     27

THE COMBINED COMPANIES..................................................     29

SUMMA AND LEXALITE PRO FORMA FINANCIAL INFORMATION......................     30

SUMMA COMMON STOCK PRICES AND DIVIDENDS.................................     31

DESCRIPTION OF SECURITIES...............................................     34
       Summa Capital Stock..............................................     34
       LexaLite Capital Stock...........................................     34
       Comparison of Rights of LexaLite and Summa Shareholders..........     35

INFORMATION CONCERNING SUMMA............................................     37
       Business.........................................................     37
           General......................................................     37
           Products.....................................................     37
           Marketing....................................................     38
           Raw Materials................................................     39
           Backlog......................................................     39
           Competitive Conditions.......................................     39
           Patents, Trademarks and Licenses.............................     40
           Legal Proceedings............................................     40
           Employees....................................................     40
           Facilities...................................................     40
       Summa Selected Financial Data....................................     41

                                                                           Page
                                                                           ----
  Summa Management's Discussion and Analysis of Summa's Results
   of Operations and Financial Condition.................................   42
      Results of Operations..............................................   42
      Liquidity and Capital Resources....................................   43
      Pending Accounting Pronouncements..................................   44
      Sale of Discontinued Operations....................................   44
  Management of Summa....................................................   45
      Executive Officers and Directors...................................   45
      Compensation of Officers and Directors.............................   46
      Employment Agreement...............................................   47
      401(k) Plans.......................................................   47
      Stock Options......................................................   47
      Limitation of Directors' and Officers' Liability and
       Indemnification...................................................   48
      Compensation Committee Report......................................   48
      Stock Performance Graph............................................   49

INFORMATION CONCERNING LEXALITE..........................................   50
  Business...............................................................   50
      General............................................................   50
      Products...........................................................   50
      Research and Development...........................................   50
      Manufacturing......................................................   51
      Marketing..........................................................   51
      Raw Materials......................................................   51
      Backlog............................................................   51
      Competitive Conditions.............................................   51
      Patents, Trademarks and Licenses...................................   51
      Compliance with Environmental Regulations..........................   52
      Legal Proceedings..................................................   52
      Employees..........................................................   52
      Facilities.........................................................   52
  LexaLite Selected Financial Data.......................................   53
      LexaLite Management's Discussion and Analysis of LexaLite's
       Results of Operations and Financial Condition.....................   54
      Results of Operations..............................................   54
      Liquidity and Capital Resources....................................   54
      Inflation..........................................................   54
  Management of LexaLite.................................................   55
      Executive Officers and Directors...................................   55
      Compensation of Officers and Directors.............................   56
      Employment Arrangement.............................................   57
      Stock Award Bonus Plan.............................................   57
      Stock Options......................................................   57
      Certain Transactions...............................................   58
      Employee Stock Ownership Plan......................................   58
      401(k) Plan........................................................   59
      Limitation of Directors' and Officers' Liability and
       Indemnification...................................................   59

ELECTION OF SUMMA DIRECTORS..............................................   60

OTHER MATTERS............................................................   60

LEGAL MATTERS............................................................   60

EXPERTS..................................................................   61

INDEPENDENT ACCOUNTANTS..................................................   61

SHAREHOLDER PROPOSALS....................................................   61

INDEX TO FINANCIAL STATEMENTS............................................   62

Appendix I   -  Agreement of Merger by and among Summa Industries, Charlevoix the Beautiful, Inc. and LexaLite International Corporation Appendix II - Opinion of Wedbush Morgan Securities
Appendix III -  Provisions of Delaware General Corporation Law Relating to
                Appraisal Rights

                                    SUMMARY

      The following is a brief summary of certain information contained elsewhere in this Joint Proxy Statement/Prospectus. This summary is necessarily selective and is qualified in its entirety by the more detailed information appearing elsewhere in this Joint Proxy Statement/Prospectus and the attached Appendices. See "Risk Factors" for certain information that should be considered by the stockholders of LexaLite and the shareholders of Summa.

                      ANNUAL MEETING OF SUMMA SHAREHOLDERS

      Proxies are being solicited by the Board of Directors of Summa for use at the Annual Meeting of the Shareholders of Summa (the "Summa Annual Meeting") to be held at 2:00 p.m., local time, at the Mariott Hotel, 3635 Fashion Way, Torrance, California, on November 21, 1996, and at any continuation or adjournment thereof, for the purpose of considering and voting upon a proposed merger (the "Merger") of Charlevoix the Beautiful, Inc., a newly-to-be-formed California corporation and wholly-owned subsidiary of Summa ("Subsidiary"), with and into LexaLite International Corporation, a Delaware corporation ("LexaLite"), all as more particularly described herein and in the Notice of Annual Meeting accompanying this Joint Proxy Statement/Prospectus. In approving the Merger, the shareholders of Summa will also approve, among other things, an amendment to the Articles of Incorporation of Summa to establish a 9-member Board of Directors divided into three classes serving staggered 3-year terms (Summa currently has an 8-member Board divided into two classes), and the adoption by Summa of the LexaLite Employee Stock Ownership Plan, as amended, all as more particularly described herein. If the Merger is approved, the shareholders of Summa also will be asked to elect three directors to serve 3-year terms, including two incumbent directors whose terms are expiring and Josh
T. Barnes, the Chief Executive Officer and a director of LexaLite, and three additional incumbent directors to serve 2-year terms. If the Merger is not approved, only the four incumbent directors whose terms are expiring will be nominated for election to serve as directors for new 2-year terms. The record date for determining the shareholders of Summa entitled to notice of and to vote at the Summa Annual Meeting is October 14, 1996.

                    SPECIAL MEETING OF LEXALITE STOCKHOLDERS

      Proxies are being solicited by the Board of Directors of LexaLite for use at a Special Meeting of the Stockholders of LexaLite (the "LexaLite Special Meeting") to be held at 10:00 a.m., local time, at the Charlevoix Country Club, located at 9600 Clubhouse Drive, Charlevoix, Michigan 49720, on November 16, 1996, and at any continuation or adjournment thereof, for the purpose of considering and voting upon the proposed Merger, as more particularly described herein and in the Notice of Special Meeting accompanying this Joint Proxy Statement/Prospectus. The record date for determining the stockholders of LexaLite entitled to notice of and to vote at the LexaLite Special Meeting is October 14, 1996.

                              THE PROPOSED MERGER

      Pursuant to the Reorganization Agreement dated as of July 18, 1996, Summa and LexaLite have agreed, subject to the approval of the shareholders of Summa and the stockholders of LexaLite and the satisfaction of certain other conditions, that Subsidiary will merge with and into LexaLite on the terms and conditions more particularly described herein.

SUMMA Summa is a publicly-owned California corporation whose Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, and traded on The Nasdaq National Market under the symbol, "SUMX". Through its two wholly-owned operating subsidiaries, Summa designs and manufacturers material handling components, some of which Summa initially developed in plastic, including plastic chains, belts and customized components, water cannons for fire fighting in harsh environments, and proprietary pneumatic/hydraulic actuators and other components for defense aircraft. As of October 14, 1996, the record date for the Summa Annual Meeting, 1,603,483 shares of the Common Stock of Summa were issued and outstanding.

LEXALITE LexaLite is a privately held Delaware corporation headquartered in Charlevoix, Michigan. LexaLite designs and manufactures injection-molded plastic optical components for OEM customers in the lighting industry. As of October 14, 1996, the record date for the LexaLite Special Meeting, 1,479,672 shares of the Common Stock of LexaLite were issued and outstanding (excluding 21,822 shares earned and issuable under the LexaLite Stock Award Bonus Plan).

SUBSIDIARY  Charlevoix the Beautiful, Inc. is a California corporation which has recently been organized as a wholly-owned subsidiary of Summa solely for the purpose of entering into the Merger. As a consequence of the Merger, Subsidiary will merge with and into LexaLite which, as the surviving corporation in the Merger, will continue to conduct its business and operations as a wholly-owned subsidiary of Summa.

REASONS FOR In 1991, Summa adopted a strategy of growth through acquisitions of THE MERGER profitable manufacturing companies with proprietary products or protected market niches. The acquisition of LexaLite as a consequence of the Merger will be the third such acquisition that Summa has accomplished. For the past several years, the LexaLite Board of Directors has considered various strategic alternatives to maximize stockholder value and increase liquidity, while preserving the culture of the organization and considering the interests of employees, customers and the community. The LexaLite Board evaluated an initial public offering, outside equity investment, and potential business combinations with other companies. The LexaLite Board determined that the proposed transaction with Summa offered the best opportunity available to fulfill the Board's strategic objectives.

            The acquisition of LexaLite as a consequence of the Merger will provide Summa with a third operating subsidiary, thereby enabling Summa to further expand its operations by adding additional product offerings. Among other perceived benefits to the Summa shareholders, the number of shares of Summa Common Stock in the public float, as well as the number of Summa shareholders, will increase significantly, which may enhance the marketability of the Summa Common Stock and provide increased liquidity for all Summa
            shareholders.   Even though the number of outstanding shares will
            increase substantially, the acquisition of LexaLite is not expected to be dilutive of Summa's earnings per share.

            The stockholders of LexaLite will retain the opportunity to continue to share in any growth of LexaLite's businesses that might be achieved following the Merger, although the value of their investment will no longer be dependent solely upon the success or failure of LexaLite, since the market value of the shares of Summa's Common Stock that they will receive as a consequence of the Merger will reflect the results of operations in several different businesses. In addition, by receiving registered stock of a publicly-held company, it is believed that the stockholders of LexaLite will be better able to liquidate some or all of their investment when they choose to do so. Moreover, since the Merger is intended to qualify as a "tax-free reorganization", no taxable event should occur unless and until a former LexaLite stockholder decides to sell at a future date shares of the Summa Common Stock received as a consequence of the Merger. Management of both Summa and LexaLite believes that the shareholders of each company will benefit from the proposed Merger.

TERMS OF    Upon the Effective Date (as defined below) of the Merger, Subsidiary
THE MERGER  will be merged with and into LexaLite, and each outstanding share of
            LexaLite's Common Stock will be converted into one and one-half
            (1.5) shares of Summa's Common Stock, such that the holders of LexaLite's Common Stock immediately prior to the Merger will receive, as a group, an aggregate of 2,252,241 shares of Summa's
            Common Stock (including 32,733 shares earned and issuable under the LexaLite Stock Award Bonus Plan). If the average closing price of
            Summa's Common Stock for the 5-day trading period ending three days prior to the LexaLite Special Meeting is less than

                $6.66, LexaLite may terminate the transactions contemplated by the Reorganization Agreement unless Summa agrees to increase the number of shares of Summa's Common Stock issuable as a consequence of the Merger to that total number which would have an aggregate market value (based on such average closing price) of $15,000,000. See "Description of the Proposed Merger - Manner and Basis of Converting Shares."

                Outstanding stock options to purchase up to 104,550 shares of LexaLite's Common Stock, at the weighted average exercise price of $8.13 per share, will be exchanged for options to purchase up to 156,825 shares of Summa's Common Stock, for the same aggregate exercise prices. See "Description of the Proposed Merger -Treatment of Stock Options." In addition, Summa has agreed to issue 30,000 additional shares of Summa Common Stock to a financial intermediary for services rendered in connection with the proposed Merger.

                Accordingly, the former stockholders of LexaLite as a group would own approximately 58% of the 3,855,724 shares of Summa's Common Stock to be outstanding immediately following the Merger, before taking into account the total of 156,825 shares issuable upon exercise of the options to purchase Summa's Common Stock that will be held by former stockholders of LexaLite following the Merger. The percentage ownership by the former stockholders of LexaLite would be decreased upon the exercise of options to purchase up to 425,000 shares of Summa's Common Stock granted or to be granted under Summa's stock option plans (options to purchase 245,473 shares are currently outstanding), and upon the issuance of additional shares of Summa's Common Stock following the Merger, if any, to make further acquisitions or raise additional equity capital.

FAIRNESS        Wedbush Morgan Securities ("Wedbush Morgan") has delivered to
OPINION         the Boards of Directors of both LexaLite and Summa a written opinion dated as of October 11, 1996, to the effect that, based upon and subject to various considerations set forth in the opinion, the Merger is fair from a financial point of view to both the stockholders of LexaLite and the shareholders of Summa.
                A copy of the opinion of Wedbush Morgan, which sets forth the assumptions made, matters considered and the scope of their review, is attached to this Joint Proxy Statement/Prospectus as Appendix II and should be read in its entirety. See "Description of the Proposed Merger -Fairness Opinion."

CONDITIONS TO   Consummation of the Merger is subject to various conditions,
THE MERGER;     including, among others, approval of the Merger by the
AMENDMENT;      shareholders of Summa and the stockholders of LexaLite, and the
TERMINATION     receipt of any required regulatory approvals. The Reorganization
                Agreement and the Merger Agreement may each be amended by written agreement of each of the parties before approval by the Summa shareholders and the LexaLite stockholders, as well as thereafter if such amendment would not materially and adversely affect the shareholders of Summa or the stockholders of LexaLite, as the case may be. These agreements may also be terminated and the Merger abandoned before the Effective Date by the mutual consent of the Boards of Directors of each of the parties, or by the Board of Directors of either party if the Merger has not been consummated by January 31, 1997, except that the foregoing right to terminate is not available to a party whose failure to perform any covenant or condition within that party's control is the proximate cause of the failure of the Merger to be consummated by that date. In addition, the Reorganization Agreement and the transactions contemplated thereby may be terminated by either LexaLite or Summa in the event that the Board of Directors of either has determined that consummation of the Merger could reasonably be expected to cause the directors of the terminating party to violate their fiduciary duties under applicable law. Any termination as described in the preceding sentence would be conditioned upon payment by the terminating party to the other of the sum of $500,000, as liquidated damages in respect of the loss of the non-terminating party's prospective economic opportunity, plus reimbursement of all out-of-pocket expenses reasonably incurred by the non-terminating party through the date of such termination. See "Description of the Proposed Merger-Additional
                Conditions to the Merger; Amendment or Termination."

CERTAIN         Based upon certain assumptions, it is expected that the merger
FEDERAL         will constitute a tax-free reorganization under Section 368 of
INCOME TAX      the Internal Revenue Code of 1986, as amended (the "Code"), such
CONSEQUENCES    that (i) the stockholders of LexaLite who receive shares of
                Summa's Common Stock will reorganize no gain or loss for federal income tax purposes as a cnsequence of the Merger, (ii) the tax basis of Summa's Common Stock received by those shareholders will be the same as the tax basis of the shares of LexalIte's
                Common Stock exchanged therefor, and (iii) the holding period of Summa's Common Stock received will include the holding period of LexaLite's Common Stock exchanged therefor. However, no opinions of counsel or rulings from the Internal Revenue Service have been or will be obtained as to any of the federal tax consequences of the Merger. See "Description of the Proposed
                Merger -- Certain Federal Income Tax Considerations."

COMPARISON      The rights of holders of Summa Common Stock differ in certain
OF RIGHTS OF    respects from the rights of holders of LexaLite Common Stock,
LEXALITE AND    including the fact that Summa is subject to the informational
SUMMA           requirements of the Exchange Act and that Summa Common Stock is
SHAREHOLDERS    traded on The Nasdaq national Market. See "Description of
                Securities -- Comparison of Rights of LexaLite and Summa
                Shareholders."

RESALE OF       The shares of Summa's Common Stock to be received by the
SUMMA COMMON    stockholders of LexaLite as a consequence of the Merger will be
STOCK           registered under the Securities Act of 1933, as amended (the
                "Securities Act") and thus will be freely transferable by all of the former stockholders of lexaLite except for those former stockholders who become "affiliates" of Summa following the Merger. See "Description of the Merger -- Affiliate's
                Restrictions on Resale of Summa's Common Stock."


DISSENTERS'     Holders of LexaLite's Common Stock who object to the Merger may
RIGHTS          under certain circumstances, and by following prescribed
                statutory procedures, receive cash for their shares. The failure of a dissenting shareholder to follow such procedures, described more fully elsewhere in this Joint Proxy Statement/Prospectus, may result in termination or waiver of rights as a dissenter.
                The Merger may be terminated by Summa in the event that the holders of more than 2% of LexaLite's Common Stock perfect their dissenters' rights as described herein. See "Description of the Proposed Merger - Rights of Dissenting LexaLite Stockholders."

RECENT MARKET   The Common Stock of Summa is traded on The Nasdaq National
PRICES          Market. On July 18, 1996, the last full trading day prior to the public announcement by Summa and LexaLite of their mutual execution of the Reorganization Agreement, the closing sale price for a share of Summa's Common Stock was $6.00. On October
                11, 1996, the closing price for a share of Summa's Common Stock on The Nasdaq National Market was $6.13. See "Summa Common Stock
                Prices and Dividends."

EFFECTIVE DATE  The Merger will be consummated if and on such date as the executed Merger Agreement is filed with the California Secretary of State and a certificate of merger with respect thereto is filed with the Delaware Secretary of State (the "Effective Date"). The Effective Date is currently expected to occur on or shortly after November 21, 1996, the date of the Summa Annual Meeting, subject to approval of the Merger by the Summa shareholders and the LexaLite stockholders and the satisfaction or waiver of the other conditions to the Merger. See "Description of the Proposed Merger - The Merger."

RECOMMENDATIONS The Boards of Directors of Summa and LexaLite have both
                Unanimously approved the Merger as in the best interests of their respective corporations, shareholders and stockholders, and have recommended that the Merger be approved by their respective shareholders and stockholders.

VOTE            The affirmative vote of holders of a majority of the outstanding
REQUIRED        shares of both the Summa Common Stock and the LexaLite Common
                Stock is required to approve the merger. Of the 1,603,483 shares of Summa's Common Stock outstanding as of the record date for the Summa Annual meeting, directors and executive officers of Summa who owned or had voting control over an aggregate of 247,356 shares, or approximately 15.4%, have indicated their intention to vote in favor of the proposed Merger. The affirmative votes of the holders of an additional 554,386 shares of Summa's Common Stock will be required for approval of the Merger by the shareholders of Summa. Of the 1,479,672 shares of LexaLite's Common Stock outstanding as of the record date for the LexaLite Special
                Meeting, the directors and executive officers of LexaLite owned or had voting control over approximately 48.9%. Each of these directors and executive officers has indicated an intention to vote in favor of the proposed Merger. The affirmative votes of the holders of an additional 15,562 shares of LexaLite's Common
                Stock will be required for approval of the Merger by the stockholders of LexaLite.

AMENDMENT       In approving the Merger, the shareholders of Summa will also
OF SUMMA        approve an amendment to the Articles of Incorporation of Summa
ARTICLES OF     to establish a 9-member Board of Directors divided into three
INCORPORATION;  classes serving staggered 3-year terms. Summa's Board of
ELECTION OF     Directors currently consists of eight members divided into two
DIRECTORS       classes, with half of the members elected to serve 2-year terms at each annual meeting. If the Merger is approved and consummated, Josh T. Barnes, the Chief Executive Officer and a director of LexaLite, will be nominated for election at the Summa Annual Meeting to serve as a director of Summa for a 3-year term, along with two incumbent directors of Summa whose current terms are expiring, and three additional incumbent directors will be elected to serve new 2-year terms. Otherwise, only the four incumbent directors whose terms are expiring will be nominated for election at the Summa Annual Meeting, each to serve new 2-year terms. See "Description of the Proposed Merger-
                Approval of the Merger."

ADOPTION OF     In approving the Merger, the shareholders of Summa also will
LEXALITE        approve the adoption by Summa of the Employee Stock Ownership
ESOP            Plan ("ESOP") of LexaLite, as amended, so that the ESOP Trustee will be required to purchase shares of Summa's Common Stock in the market whenever it receives a cash contribution to the ESOP.
                Alternately, Summa will be able to make direct contributions of Common Stock to the ESOP as determined by the Board of Directors. Additionally, Summa would be able, but not obligated, to expand the ESOP to include employees of other Summa subsidiaries.

                   SUMMARY HISTORICAL FINANCIAL INFORMATION
                                 (in thousands)

  The following tables summarize information set forth in the audited financial statements of Summa, in the audited financial statements of LexaLite, and in the respective notes thereto, which are included elsewhere in this Joint Proxy Statement/Prospectus, and should be read in conjunction with those financial statements and related notes and with the separate "Summa Management's Discussion and Analysis of Summa's Results of Operations and Financial Condition" and "LexaLite Management's Discussion and Analysis of LexaLite's Results of Operations and Financial Condition" also included elsewhere herein.

                                SUMMA INDUSTRIES

                                                    YEAR ENDED AUGUST 31,
                                               -------------------------------
INCOME STATEMENT DATA:                         1994           1995        1996
----------------------                         ----           ----        ----
  Net sales................................    $10,279      $10,247     $12,742
  Income from continuing operations before
   provision for taxes.....................      1,146        1,158       1,344
  Income from continuing operations........        501          676         803
  Income (loss) from discontinued
   operations, net of effect of income tax.        118         (28)        (235)
  Cumulative effect of accounting change...        100           -            -
  Net income...............................    $   719      $   648         568
                                               =======      =======     =======
  Weighted average number of shares........      1,548        1,553       1,603

BALANCE SHEET DATA:
------------------

  Total assets.............................    $10,009      $11,278     $11,825
  Working capital..........................      2,086        1,882       2,975
  Long-term debt...........................        305          400         300
  Shareholders' equity.....................    $ 7,224      $ 7,930     $ 8,644

                       LEXALITE INTERNATIONAL CORPORATION

                                                       YEAR ENDED JUNE 30,
                                               --------------------------------
INCOME STATEMENT DATA:                           1994        1995        1996
----------------------                         --------     -------     -------
  Net Sales..................................  $26,771      $33,235     $36,088
  Income before provision for income taxes...    1,814        2,224       2,550
  Net income.................................  $ 1,183      $ 1,422     $ 1,588
                                               =======      =======     =======
   Weighted average number of shares.........    1,385        1,427       1,477

BALANCE SHEET DATA:
-------------------
  Total assets...............................  $17,147      $23,388     $24,109
  Working capital............................    2,249        3,060       3,599
  Long-term debt.............................    5,670       10,490       8,264
  Stockholders' equity.......................  $ 5,983      $ 7,714     $ 9,505

                SUMMARY PRO FORMA COMBINED FINANCIAL INFORMATION

                                 (in thousands)

  The following information has been derived from and should be read in conjunction with the separate audited historical financial statements of Summa and LexaLite, the unaudited pro forma combined financial statements of Summa and LexaLite, and the respective notes thereto, which are included elsewhere in this Joint Proxy Statement/Prospectus. The pro forma combined income statement data gives effect to the Merger as if it had occurred on September 1, 1995. The pro forma combined balance sheet gives effect to the Merger as if it had occurred on August 31, 1996. The pro forma financial information should not be construed to be indicative of the actual financial condition or results of operations of Summa on a consolidated basis after consummation of the Merger.

                                                 YEAR ENDED
                                               AUGUST 31, 1996
                                               ---------------
INCOME STATEMENT DATA:
---------------------
  Net sales                                        $48,831
  Income from continuing operations before
    provision for taxes                            $ 3,758
  Net income from continuing operations            $ 2,309
  Weighted average number of shares                  3,794

                                                     AS OF
BALANCE SHEET DATA:                             AUGUST 31, 1996
------------------                              ---------------
  Total assets                                     $39,234
  Working capital                                  $ 6,124
  Long-term debt                                   $ 8,564
  Shareholders' equity                             $19,149


                  COMPARATIVE PER SHARE FINANCIAL INFORMATION

  The following information has been derived from and should be read in conjunction with the separate audited historical financial statements of Summa and LexaLite, the unaudited interim financial statements of Summa, the unaudited pro forma combined financial statements of Summa and LexaLite, and the respective notes thereto, which are included elsewhere in this Joint Proxy Statement/Prospectus.

                                                        YEAR ENDED
SUMMA - HISTORICAL:                                   AUGUST 31, 1996
-------------------                                   ---------------
 Net income per share from continuing operations            $ .50
 Cash dividends per share                                     -
 Book value per share                                       $5.39

                                                       YEAR ENDED
LEXALITE - HISTORICAL:                                JUNE 30, 1996
----------------------                                ---------------
 Net income per share                                       $1.08
 Cash dividends per share                                     -
 Book value per share                                       $6.51

                                                        YEAR ENDED
PRO FORMA COMBINED:                                   AUGUST 31, 1996
-------------------                                   ---------------
 Net income per share from continuing operations            $ .61
 Cash dividends per share                                     -
 Book value per share                                       $4.97

                                  RISK FACTORS

  In evaluating whether to approve the Merger, the stockholders of LexaLite and the shareholders of Summa should carefully consider the following factors in addition to the other information presented in this Joint Proxy Statement/Prospectus and the documents incorporated by reference herein. The statements contained in this Joint Proxy Statement/Prospectus that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including but not limited to statements regarding Summa's expectations, hopes, beliefs, intentions or strategies regarding the future. Actual results could differ materially from those projected in any forward-looking statements as a result of a number of factors, including those detailed in this "Risk Factors" portion of this Joint Proxy Statement/Prospectus as well as those set forth elsewhere in this Joint Proxy Statement/Prospectus. The forward-looking statements are made as of the date of this Joint Proxy Statement/Prospectus and neither Summa nor LexaLite assumes any obligation to update the forward-looking statements, or to update the reasons why actual results could differ materially from those projected in the forward-looking statements.

GROWTH THROUGH ACQUISITIONS STRATEGY; MANAGEMENT OF GROWTH

  Although Summa has been in business for more than 50 years, prior to 1991 it was engaged in only one business, the manufacture of process equipment, which was unprofitable from 1983 to 1990, in which year it had revenues of only $3,257,000. In 1991, Summa adopted a strategy for growth through acquisitions of profitable manufacturing companies with proprietary products or protected market niches. See "Description of the Proposed Merger - Purpose and Background of the Merger." GST Industries, Inc. was acquired in 1991 and KVP Systems, Inc. was acquired in 1993. In June 1996, the unprofitable process equipment business was sold. Therefore, although GST and KVP had each been established for over 15 years prior to their acquisition by Summa, the continuing businesses of Summa have been operating under their current ownership structure for only five years and three years respectively. For these reasons, among others, there can be no assurance that Summa will be able to sustain rates of revenue growth and profitability in future periods which are comparable to those experienced in the past two years.

    The success of Summa's strategy for growth through acquisitions will depend to a large extent on the ability of Summa to identify suitable candidates for acquisition, and to negotiate acceptable terms and conditions upon which a target company would be acquired. Furthermore, with a developing focus on businesses which manufacture engineered plastic components, the number of opportunities which meet this acquisition criteria will be smaller. In addition, with the increased size of Summa, larger acquisition candidates will have to be sought in the future to sustain the growth rate of Summa and the number of such candidates will be smaller. Competition for such acquisitions may be greater and there is no assurance Summa will be able to successfully compete with larger companies and buyer groups. There can be no assurance that the terms upon which a prospective company can be acquired will be favorable to Summa, or that Summa will not encounter unforeseen difficulties and liabilities in connection with any such acquisition. Although typically the existing management of an acquired company would be retained to manage day to day operations, it is anticipated that the business of an acquired company could be expanded through enhanced financial, marketing and administrative support to be furnished by the executive officers of Summa. However, any such expansion could place a significant strain on Summa's management and resources, require Summa to implement additional operating, marketing and financial controls, and necessitate that Summa hire additional personnel, which could have a significant adverse effect on Summa's operating results. It is also likely that any such acquisition would require Summa to raise additional capital to finance the acquisition or provide working capital to the acquired company. If this additional capital were raised through debt financings, Summa would incur substantial additional interest expense; sales of additional equity to raise the needed capital would dilute, on a pro-rata basis, the percentage ownership of all holders of Summa Common, including the former stockholders of LexaLite. There can however, be no assurance that sufficient financing will be available to Summa to implement its acquisition strategy on terms and conditions that are acceptable to Summa, if at all.

INTEGRATION OF BUSINESSES

  Since it is expected that the operations of LexaLite will not be combined with those of any of Summa's other operating subsidiaries as a consequence of the Merger, the achievement of most of the perceived advantages of the Merger will not be measured by the ability of the combined companies to eliminate overlapping facilities or personnel or achieve other efficiencies or economies of scale. Rather, the success of the acquisition will depend more on the continuing compatibility of the management of both Summa and LexaLite. It is anticipated, however, that a number of administrative issues such as tax and legal, personnel policies, and shareholder relations will be handled primarily at the Summa level, thereby permitting the management of LexaLite to devote more time and attention to sales and marketing, product development, and customer service. There can be no assurance that there will be no changes in either company's operations, marketing or sales following the Merger, that the combined entities will be able to attain shareholder values greater than if the two companies operated independently, or that the other perceived benefits of the Merger will be realized.

BUSINESS CONCENTRATION RISK

  LexaLite sells its products and services primarily to manufacturers of lighting fixtures, of which there is a limited number. As a consequence, a significant portion of LexaLite sales are to a relatively-few customers. See, "Information Concerning LexaLite - Markets." GST, although its sales will represent only approximately 4% of the combined company's sales, has a high concentration of sales for one airplane system even though several customers are involved. That airplane, the F-16, is very mature and sales of parts for it are expected to decline. The largest customer of any unit of the consolidated company will represent approximately 10% of combined company's sales and there can be no assurance that sales to several significant customers might not be simultaneously adversely effected.

FLUCTUATIONS IN REVENUES AND EARNINGS

  Although none of the businesses to be conducted by Summa following the Merger are considered to be seasonal, each involves the sale of components to be incorporated into capital equipment provided by its customers, the demand for which depends upon a number of factors beyond the control of Summa. Among other factors which would affect the demand for the products offered by Summa, economic conditions generally, including the availability of credit, as well as market conditions particular to various of the industries in which Summa products are sold, can be expected to have a significant impact upon the decisions of prospective customers as to the timing of purchases of additional or replacement products. For these and other reasons, it is possible that Summa's quarterly revenues and profitability on a consolidated basis may fluctuate from time to time, although the likelihood of extreme changes may be mitigated by the fact that the operating subsidiaries sell components into several different markets. Moreover, there can be no assurance that a major economic downturn or severe tightening of credit would not adversely affect the demand for all of Summa's products concurrently.

GENERAL RISKS OF BUSINESS

  Any future success that Summa might enjoy will depend upon many factors including factors which may be beyond the control of Summa or which cannot be predicted at this time. These factors may include changes in the markets for the products offered by Summa through its operating subsidiaries, increased levels of competition including the entry of additional competitors and increased success by existing competitors, changes in general economic conditions, increases in operating costs including costs of production, supplies, personnel, equipment, import duties and transportation, reduced margins caused by competitive pressures and other factors, and increases in governmental regulation imposed under federal, state or local laws, including regulations applicable to environmental, labor and trade matters.

COMPETITION; NEW PRODUCT DEVELOPMENT; PROPRIETARY RIGHTS

  The markets for each of the products that will be manufactured and sold by each of Summa's operating subsidiaries following the Merger are characterized by extensive competition. There are a number of companies that currently offer competing products, and it can be expected that additional competing products will be introduced by other companies in the future. Many of Summa's existing and potential competitors have greater financial, marketing, and research capabilities than Summa. The performance of Summa will depend on the ability of Summa to develop and market new products that will gain customer acceptance and loyalty, as well as its ability to adapt its product offerings to meet changing pricing considerations and other market factors. Summa's operating performance would be adversely affected if Summa were to incur delays in developing new products or if such products did not gain market acceptance. Therefore, there can be no assurance that Summa's existing or future products will be sufficiently successful to enable Summa to effectively compete in its prospective market or, should Summa's product offerings meet with significant customer acceptance, that one or more current or future competitors will not introduce products which render Summa's products noncompetitive. Both Summa and LexaLite hold numerous patents on products which they have developed or acquired. The extent to which these patents provide a commercial advantage or inhibit the development of competing products varies. To a large extent, however, Summa will be required to rely upon common law concepts of confidentiality and trade secret laws, as well as economic barriers created by the required investments in tooling and technical personnel and the development of customer relationships, to protect its proprietary products.

DEPENDENCE ON MANAGEMENT

  Implementation of Summa's strategy for growth through acquisitions will depend to a significant extent upon the continued services of Mr. Swartwout and his ability to identify appropriate candidates for acquisition, to negotiate deals acceptable to the Board of Summa and the shareholders of Summa, and supervise the management of a variety of operating subsidiaries. Summa also will continue to depend upon other members of its senior administrative staff, and upon the continuing services of the key management employees of each of the companies it acquires. The loss of the services of one or more of these key employees could have a material adverse affect upon Summa. All of LexaLite's executive officers have indicated their intention to continue in their present positions. However, there can be no assurance that Summa will be successful in retaining its key employees, or in attracting and retaining any additional personnel it requires.

KEY TECHNICAL PERSONNEL

  Several key engineers who have designed many of Summa's products are in the latter stages of their careers. Karl V. Palmaer was the founder of KVP Systems, Inc. and is now a product development consultant to and a director of Summa. Robert L. Green founded GST Industries, Inc. and is currently its President and a Vice President of Summa. Josh T. Barnes founded LexaLite and is currently its Chief Executive Officer. After the Merger, Mr. Barnes will be on the Board of Directors of Summa and will serve on a consulting basis at LexaLite. Messrs. Palmaer, Green and Barnes are 75, 74 and 68 years old, respectively. There is no assurance that these key individuals will continue to contribute at the same level in the future that they do currently and there is no assurance that the product inventors and designers within Summa and LexaLite, or inventors and designers recruited in the future, can perform those functions as innovatively and effectively as these three individuals.

SALE OF DISCONTINUED OPERATIONS

  On June 17, 1996, Summa sold all of the issued and outstanding capital stock of Morehouse-COWLES, Inc., the subsidiary through which Summa had conducted its process equipment business since 1991, when Summa embarked on its strategy of growth through acquisitions. For the nine months ended May 31, 1996, Morehouse-COWLES, Inc. operated at a loss before income taxes of approximately $421,000, on sales of approximately $5,638,000. In connection with the sale, Summa received $750,000 in cash, a ten-year subordinated promissory note, in the original principal amount of $1,771,000, that is secured by a pledge of both the stock and assets of Morehouse-COWLES, Inc., and a ten-year lease on Summa's facilities in Fullerton, California. See "Summa Management's Discussion and Analysis of Summa's Results of Operations and Financial Condition - Sale of Discontinued Operations." In the event that the new owners of Morehouse-COWLES, Inc. are unable to return its operations to a level of profitability sufficient to meet the obligations incurred in the transaction, there is a risk that the new owners may default in payments under the lease or on the subordinated note given as part of the purchase price, in which event Summa might incur substantial losses and/or be required to foreclose on the note and resume the responsibility for the business and operations of Morehouse-COWLES, Inc. which could be encumbered by debt owed by the new owners, including amounts borrowed to finance the purchase of the stock of Morehouse-COWLES, INC. from Summa.

LITIGATION

  Summa has encountered lawsuits from time to time in the ordinary course of its business. See, "Information Concerning Summa - Legal Proceedings." Although Summa has obtained liability insurance coverage for each of the past five years, such insurance may not be available in the future at economically feasible premium rates. Additionally, some lawsuits which have been filed against Summa in the past have contained claims the subject of which was not covered by insurance. Such excluded claims could be filed in the future. Any losses that Summa may suffer from current or future lawsuits, and the effect such litigation may have upon the reputation and marketability of Summa's products, may have a material adverse impact on the financial condition and prospects of Summa.

LIMITED PRIOR MARKET; POSSIBLE VOLATILITY OF SUMMA'S STOCK PRICE; SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this offering, there has been a limited public market for Summa's Common Stock. As of October 14, 1996, there were 1,603,483 shares of Summa's Common Stock outstanding, of which a total of 1,356,127 shares were held by non-affiliates of Summa. For the first nine months of 1996, the closing sales price for a share of Summa's Common Stock ranged from a low of $3.88 to a high of $6.25, on an average weekly trading volume of approximately 17,600 shares. On October 11, 1996, the closing price for a share of Summa's Common Stock on the Nasdaq National Market was $6.13. The effective price per share at which shares of Summa's Common Stock will be issued as a consequence of the Merger should not be considered an indication of any price at which Summa's Common Stock may trade in the future. The market price of Summa's Common Stock will be subject to change as a result of market conditions and other factors and no assurance can be given that Summa's Common Stock can be resold at a price equal to or greater than the price at the time of the Merger. The stock markets have experienced extreme price and volume fluctuations during certain periods. These broad market fluctuations and other factors may adversely affect the market price of Summa's Common Stock for reasons unrelated to Summa's operating performance.
See "Summa Common Stock Prices and Dividends."

  Although the number of shares of Summa's Common Stock outstanding in the public float, and the number of Summa shareholders will increase significantly following the Merger, there can be no assurance that a more active trading market for the Summa Common Stock will develop or be sustained following the Merger. Moreover, since the shares issuable as a consequence of the Merger generally will be freely tradeable, sales of these shares by former stockholders of LexaLite may cause substantial fluctuations in the market price of Summa's Common Stock over short time periods. A number of the former stockholders of LexaLite have indicated an intention to sell, as soon as practicable following the Merger, all or a portion of the shares of Summa's Common Stock issuable to them as a consequence of the Merger. In addition, of the 1,529,895 shares of Summa's Common stock currently outstanding which were issued more than three years ago, 1,312,926 are not held by "affiliates" of Summa, and can therefore be sold under Rule 144 without regard to the volume limitations thereof. Summa has also registered 421,000 shares issuable upon exercise of options granted and to be granted under its stock option plans. Sales of substantial amounts of Summa's Common Stock by the former stockholders of LexaLite, under Rule 144 or otherwise, or even the potential for such sales, could have a depressive effect on the market price of shares of Summa's Common Stock and could impair Summa's ability to raise capital through the sale of its equity securities.

ABILITY TO ISSUE PREFERRED STOCK; ANTI-TAKEOVER DEVICES

  Summa is authorized to issue up to 5,000,000 shares of Preferred Stock in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by Summa's shareholders, and may include voting rights, preferences as to dividends and liquidation, conversion and redemptive rights and sinking fund provisions. Although Summa has no present plans to issue any additional shares of Preferred Stock, the issuance of Preferred Stock in the future could affect the rights of the holders of Summa's Common Stock and thereby reduce the value of the Common Stock. In particular, specific rights granted to future holders of Preferred Stock could be used to restrict Summa's ability to merge with or sell its assets to a third party, or otherwise delay, discourage, or prevent a change in control of Summa. In addition, Summa's Articles of Incorporation and bylaws provide for elimination of cumulative voting and the classification of the Board of Directors, provisions which are also likely to delay, discourage, or prevent a change in control of Summa.

LACK OF DIVIDENDS.

  Summa has not paid any cash dividends on its Common Stock since 1983 and does not anticipate that it will pay dividends in the foreseeable future. Instead, Summa intends to apply any earnings to the expansion and development of its business. See "Summa Common Stock Prices and Dividends."

                               VOTING AND PROXIES

  As of October 14, 1996, the record date for the determination of the shareholders of Summa entitled to notice of, and to vote at, the Summa Annual Meeting, there were 1,603,483 shares of Summa's Common Stock outstanding, which were held of record by a total of 484 shareholders. Each share entitles the holder to one vote on each matter to come before the Summa Annual Meeting.

  As of October 14, 1996, the record date for the determination of the stockholders of LexaLite entitled to notice of, and to vote at, the LexaLite Special Meeting, there were 1,479,672 shares of LexaLite's Common Stock outstanding (excluding 21,822 shares earned and issuable under the LexaLite Stock Award Bonus Plan), which were held of record by a total of 44 stockholders, including the LexaLite ESOP. Each share entitles the holder to one vote on each matter to come before the LexaLite Special Meeting.

  The presence in person or by proxy of the holders of a majority of the outstanding shares of Summa's Common Stock and LexaLite's Common Stock is necessary to constitute a quorum for purposes of transaction of business at the Summa Annual Meeting and the LexaLite Special Meeting, respectively. The affirmative vote of the holders of a majority of the outstanding shares of Summa's Common Stock and the affirmative vote of the holders of a majority of the outstanding shares of LexaLite's Common Stock is required to approve the proposed Merger. Abstentions, failures to vote and broker non-votes will not be counted as votes either in favor of or against approval of the proposed Merger. Because approval of the proposed Merger requires the affirmative vote of a majority of outstanding shares of Summa Common Stock and LexaLite Common Stock, however, a Summa shareholder or a LexaLite stockholder who fails to return a proxy or otherwise to vote or who abstains from voting on the proposed Merger will have effectively voted against the proposal for purposes of determining the number or votes needed for approval.

  In the event that the shareholders of Summa approve the Merger, three individuals will be nominated by the Board of Directors of Summa for election to serve 3-year terms on the Board of Directors, including Messrs. Horst and Swartwout, incumbent directors whose terms are expiring as of the Summa Annual Meeting, and Josh T. Barnes, the Chief Executive Officer and a director of LexaLite. In addition, three additional incumbents, Messrs. Morris, Palmaer and Roth will be nominated for election to serve new 2-year terms on the Summa Board of Directors. Should the shareholders of Summa fail to approve the Merger, only the four incumbent directors whose terms are expiring, Messrs. Morris, Horst, Swartwout and Palmaer will be nominated for election to new 2-year terms on the Board of Directors of Summa. In accordance with Summa's Articles of Incorporation, there will be no cumulative voting for the election of directors. Accordingly, the six nominees (if the Merger is approved) or four nominees (if the Merger is not approved), as the case may be, receiving the highest number of votes at the Summa Annual Meeting, will be elected. In the event that the Merger is not consummated for any reason, despite the approval thereof by the shareholders of Summa, the amendment of Summa's Articles of Incorporation to establish a 9-member classified board of directors will not be implemented and only the four incumbent directors whose terms are expiring will deemed to have been elected to the Summa Board of Directors, each to serve a new 2-year term.

  Proxies for use at the Summa Annual Meeting and at the LexaLite Special Meeting accompany copies of this Joint Proxy Statement/Prospectus. Properly executed and returned proxies, unless revoked, will be voted as directed by the Summa Shareholder or the LexaLite Stockholder, as the case may be, or, in the absence of such direction, by the persons named therein FOR the approval of the proposed Merger in accordance with the recommendation of the Board of Directors of each of Summa and LexaLite and FOR the election as a director of Summa of each individual nominated therefor by the Board of Directors of Summa. As to any other business which may properly come before either the Summa Annual Meeting or the LexaLite Special Meeting, the proxy holders will vote in accordance with their best judgment. A proxy may be revoked at any time before it is voted by delivery of written notice of revocation to the Secretary of Summa or the Secretary of LexaLite, as the case may be, or by delivery of a subsequently dated proxy, or by attendance at the Summa Annual Meeting or the LexaLite Special Meeting and voting in person. Attendance at the Summa Annual Meeting or the LexaLite Special Meeting without also voting will not in and of itself constitute the revocation of a proxy.

  The respective costs of soliciting proxies will be borne by Summa and LexaLite. It is expected that proxies will be solicited by LexaLite exclusively by mail. Summa has engaged The Altman Group, Inc. to assist Summa in soliciting proxies. In addition, if it should appear desirable to do so, directors, officers and employees of Summa or LexaLite may communicate with their respective shareholders and stockholders, and with banks, brokerage houses, nominees and others by telephone, telegraph, or in person, to request that proxies be furnished.

                       OWNERSHIP OF SUMMA'S COMMON STOCK

  The following table sets forth certain information regarding the ownership of Summa Common Stock as of October 14, 1996 by each shareholder known by Summa to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, each director of Summa, and all executive officers and directors of Summa as a group. Each of the shareholders has sole voting and investment power with respect to the shares he beneficially owns, subject to applicable community property laws. Unless otherwise indicated, the address of each shareholder listed is in care of Summa, 21250 Hawthorne Boulevard, Suite 500, Torrance, California 90503.

                                             SHARES                    PERCENT
                                           BENEFICIALLY                   OF
NAME                                          OWNED                    CLASS (1)
----                                       ------------                ---------
Luis A. and Jacqueline E. Hernandez......   157,589                      9.8
3060 Gainsborough Road
Pasadena, California 91107

Catherine M. Samuelson (2)...............    83,883                      5.2
545 Laguna Road
Pasadena, California 91105

Coalson C. Morris (3)....................    10,945                      0.7

Dale H. Morehouse (3)(4)(5)..............    99,622                      6.2

Michael L. Horst(3)......................    13,057                      0.8

William R. Zimmerman (3).................    10,025                      0.6

James R. Swartwout (3)...................    73,479                      4.5

David McConaughy (3).....................    12,500                      0.8

Karl V. Palmaer (3)......................   140,228                      8.6

Byron C. Roth (3)........................    10,000                      0.6

All directors and executive
officers as a group (8 persons)..........   369,856                     21.4

-----------------------------------------

(1) Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission, based on information furnished by each person listed. The percentages shown include shares which each named shareholder has the right to acquire within 60 days of the date hereof. In calculating percentage ownership, all shares which a named shareholder has the right to so acquire are deemed outstanding for the purpose of computing the percentage ownership of that shareholder, but are not deemed outstanding for the purpose of computing the percentage ownership by any other shareholder. Listed persons may disclaim beneficial ownership of certain shares.

(2) Held as Trustee for the Catherine M. Samuelson Trust.

(3) Includes currently exercisable stock options.

(4) Includes shares held as Trustee for the Morehouse Family Revocable Living Trust.

(5) Includes shares held as Trustee for Dale H. Morehouse, Inc. Defined Benefit Pension Trust.

                     OWNERSHIP OF LEXALITE'S COMMON STOCK

  The following table sets forth certain information regarding the ownership of LexaLite's Common Stock as of October 14, 1996 by each stockholder known by LexaLite to be the beneficial owner of more than 5% of its outstanding shares of Common Stock, each director of LexaLite, executive officer, and all executive officers and directors of LexaLite as a group. Each of the named stockholders has sole voting and investment power with respect to the shares he beneficially owns, subject to applicable community property laws. Unless otherwise indicated, the address of each stockholder listed is in care of LexaLite, 10163 US 31 North, Charlevoix, Michigan 49720-0498.

                                                Shares                  Percent
                                              Beneficially                of
        Name                                     Owned                 Class (1)
---------------------                          ----------              ---------
Arthur R. Marshall (2).......................    165,000                  11.2

Josh T. Barnes (2)(4)(5).....................    165,905                  11.2

Wilfred G. Cryderman (2).....................    165,000                  11.2

Ann R. Kendall...............................    100,000                   6.8

Stanley Lundsten.............................     50,000                   3.4

John Altman..................................          -                     -

Thomas M. Phillips (3)(5)....................     45,483                   3.1

Sherwood A. Mitter (3)(5)....................      7,415                    .5

Patricia A. DeYoung (3)(4)(5)................     25,472                   1.7

Employee Stock Ownership Trust (6)...........    501,998                  33.9

All directors and executive
officers as a group (8 persons) (2)(3)(4)(5).    724,275)                 48.9

----------------------------------------------

(1) Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission, based on information furnished by each person listed. The percentages shown include shares which each named stockholder has the right to acquire within 60 days of the date hereof. In calculating percentage ownership, all shares which a named stockholder has the right to so acquire are deemed outstanding for the purpose of computing the percentage ownership of that stockholder, but are not deemed outstanding for the purpose of computing the percentage ownership by any other stockholder. Listed persons may disclaim beneficial ownership of certain shares.

(2) Includes shares held in one or more revocable living trusts of which the director is a beneficiary.

(3) Includes shares earned and reserved, to be issued pursuant to the Stock Award Bonus Plan.

(4) Includes stock held on behalf of the individual in a section 401(k) Plan.

(5) Includes stock held on behalf of the individual in the LexaLite Employee Stock Ownership Trust.

(6) See "Information Concerning LexaLite - Employee Stock Ownership Plan."

                       DESCRIPTION OF THE PROPOSED MERGER

  The following information with respect to the proposed Merger does not purport to be complete and is qualified in its entirety by reference to the Reorganization Agreement and related Merger Agreement.

                     PURPOSE AND BACKGROUND OF THE MERGER

SUMMA STRATEGY FOR GROWTH THROUGH ACQUISITIONS
----------------------------------------------

  In 1991, Summa adopted a strategy of growth through acquisitions, with the intent of expanding its operations by acquiring additional product offerings, enhancing gross profit margins, increasing combined sales so that general and administrative costs will constitute a smaller percentage of total revenues, enhancing overall profitability, and increasing the market value of Summa's Common Stock to provide liquidity and value for its shareholders by increasing the number of outstanding shares in the public float and the trading activity in the stock.

  The first acquisition consummated by Summa following the adoption of this strategy occurred in October 1991, when Summa purchased all of the outstanding capital stock of GST Industries, Inc. GST has two divisions, the Stang Industrial Products Division which manufactures and sells water cannons for firefighting and the GST Industries Division which manufactures and sells proprietary sub-systems and components for the defense aircraft industry, primarily for the F-16 and derivative aircraft. As the purchase price for the stock of GST, Summa paid an aggregate $2.3 million in cash, and gave the GST shareholders subordinated promissory notes in an aggregate principal amount of $200,000, with interest only payable thereon at the rate of 10% per annum at the end of the first and second years and all principal payable at the end of the second year following the closing. In addition, through August 31, 1996, the former shareholders of GST have earned contingent performance payments in the cumulative aggregate amount of $2,025,000. The obligation for the contingent payments expires October 31, 1996. The acquisition was partially funded by borrowings under Summa's credit facility with Community Bank, which were subsequently repaid.

  At the time of the GST acquisition, Summa also formed a wholly-owned subsidiary, Morehouse-COWLES, Inc., to which it transferred all of the operating assets of its industrial process equipment business. In June 1996, Morehouse-COWLES, Inc. was subsequently sold to a private investment group. See "Summa Management's Discussion and Analysis of Summa's Results of Operation and Financial Condition - Sale of Discontinued Operations."

  In July 1993, Summa acquired all of the outstanding capital stock of KVP Systems, Inc. which designs, manufactures and markets material handling components, including injection-molded plastic conveyor belting. Belts which can operate on a curve were pioneered by KVP. In connection with this acquisition, which was accomplished through the merger of KVP with and into a newly formed and wholly-owned subsidiary of Summa, an aggregate of 555,275 shares of Summa's common stock was issued to the shareholders of KVP in a transaction registered under the Securities Act. In addition, Karl V. Palmaer, the founder of KVP, joined the Board of Directors of Summa, on which he continues to serve.

  Consequently, upon consummation of the Merger, Summa will have three wholly-owned operating subsidiaries, GST Industries, Inc., KVP Systems, Inc. and LexaLite International Corporation. In evaluating future acquisitions, Summa will endeavor to identify target companies that manufacture industrial products which have a proprietary advantage because of patent protection, brand recognition, unique manufacturing requirements, or other comparable characteristics. It is anticipated that target companies typically will have been profitable in recent periods, particularly if the acquisition is to be made through the issuance of Summa Common Stock, so that the acquisition will not have an immediate dilutive affect on post-acquisition, consolidated earnings per share. In addition, since it is intended that each acquired company will be maintained as a separate operating unit in most instances, existing management of each target company will be extensively evaluated in an attempt to ascertain whether such management possesses the capability and compatibility to continue to manage the day to day operations of the target company following the acquisition. Perhaps most importantly, Summa will seek to determine that there is a significant likelihood that the acquisition can be expected to result in a sustainable increase in earnings per share within 12 months of the closing.

INTRODUCTION OF SUMMA AND LEXALITE
----------------------------------

  Following more than thirty years of continuing success in the design, fabrication and marketing of components to the Lighting Industry, including several recent years of growth and expansion, the LexaLite Board of Directors considered several strategic directions for LexaLite. Criteria considered critical in their evaluations included liquidity of stock, without the expense and uncertainty of a public offering, fair value for stockholders, avoidance of a taxable event, and, most importantly, assurance that any considered transaction would reasonably continue the growth of LexaLite's ongoing business in the same locations and minimal personnel disruption.

  Indications of interest in all, or substantially all, of LexaLite's stock or assets were evaluated by its Board over a period of time, with each being discarded or declined due to not meeting all required conditions and not being in the best interest of stockholders and employees.

  Late in 1995, a broker, familiar with Summa, became aware that LexaLite was willing to evaluate a transaction that met their criteria. In January of 1996, the broker introduced Summa to LexaLite, with subsequent visits by Mr. Swartwout and Mr. Barnes to their respective facilities in California and Michigan. Negotiations occurred over a period of six months, during which time LexaLite considered other offers and negotiated with other potential buyers. On May 7, 1996, Summa made a first formal offer to acquire LexaLite on a stock-for-stock basis.

  Following extensive negotiations and a number of revisions to the terms originally proposed by Summa, on May 11, 1996, an Agreement in Principle was approved by the Boards of Directors of both parties. On July 18, 1996, Summa and LexaLite executed the Definitive Reorganization Agreement which provides, among other things, for the acquisition of all of LexaLite's outstanding stock through the merger (the "Merger") of a newly formed and wholly owned subsidiary of Summa ("Subsidiary") with and into LexaLite.

  As a consequence of the Merger, the shareholders of LexaLite will receive shares of Summa's Common Stock which together will constitute approximately 58% of the shares of Summa's Common Stock to be outstanding immediately following the Merger. The percentage of shares of Summa's Common Stock to be received by the stockholders of LexaLite as a consequence of the Merger, in relation to the percentage of such outstanding shares to be retained by the current shareholders of Summa immediately following the Merger, was determined as the result of negotiations between the management of Summa and the management of LexaLite. In the course of such negotiations, numerous factors were taken into consideration by both Summa and LexaLite, including recent market prices for shares of Summa's Common Stock, an evaluation of the assets, obligations, operations and earnings of, and judgments with respect to the prospects for, both Summa and LexaLite, and other offers for the purchase of LexaLite, with each party giving varying degrees of emphasis upon such factors. In addition, the respective Board of Directors of each company also gave consideration to certain internal projections by the management of both Summa and LexaLite. These internal projections were based upon assumptions and estimates which the respective management of the two companies believe to be reasonable, but are not included herein nor intended as public representations of future performance by either party.

REASONS FOR THE MERGER
----------------------

  Management of Summa believes that the acquisition of LexaLite through the proposed Merger is consistent with the Summa strategy for growth through acquisitions. Among other perceived benefits to the Summa shareholders, the number of shares of Summa's Common Stock in the public float, as well as the number of Summa shareholders, will increase significantly. As reflected in the table under the caption." Summa and LexaLite Comparative Per Share Data," the acquisition of LexaLite is not expected to be dilutive of Summa's earnings per share. Although no assurance can be given, for these and other reasons it is anticipated that the public market for Summa's Common Stock will be enhanced, thereby providing increased liquidity for the shareholders of Summa.

  Because the primary manufacturing technology of LexaLite, injection-molding of engineering plastic components, is the same as that of Summa's largest subsidiary, KVP Systems, Inc., this transaction will give Summa the opportunity to develop a strategic focus for future business development and acquisitions -- "engineered plastic components for industrial and commercial markets." This focus will increase the likelihood that operating synergies could be achieved from future acquisitions. Additionally, the investment community may perceive the combined company as a business with a strategic focus as opposed to a conglomerate, which may result in a higher valuation of Summa's stock.

  The combined company will have substantially more shares outstanding and substantially higher sales, earnings, assets and net worth than Summa has now. The increased size of the enterprise could make investment in the shares of Summa attractive to some institutional investors who might currently not consider the stock. This could increase the demand for the stock, resulting in more liquidity and higher stock prices.

  LexaLite will have enhanced access to capital for continued growth in the future. Since Summa has negligible debt, the combined company will have a substantially stronger consolidated balance sheet than LexaLite has alone, which will result in increased borrowing capacity. Additionally, because the combined company will be publicly traded, it could raise additional capital by a subsequent equity offering. Also, LexaLite has an ESOP which is required to buy back any of the stock distributed to employees if they so demand. Since the combined company will be publicly traded, this requirement will be eliminated (after a three-year contractual extension). This will eliminate a long-term commitment, the required funds for which can instead be reinvested in the business.

  The Merger is expected to provide the stockholders of LexaLite with many of the same benefits as are anticipated would be realized by the shareholders of Summa. For example, the stockholders of LexaLite will retain the opportunity to continue to share in any growth of LexaLite's business that might be achieved following the Merger, although the value of their investment will no longer be dependent solely upon the success or failure of LexaLite, since the market value of the shares of Summa's Common Stock that they will receive as a consequence of the Merger will reflect the results of operations in several different businesses. In addition, by receiving registered stock of a publicly-held company, it is believed that the stockholders of LexaLite will be better able to liquidate some or all of their investment when they choose to do so. Moreover, since the Merger is intended to qualify as a "tax-free reorganization", no taxable event should occur unless and until a former LexaLite stockholder decides to sell, at a future date, shares of Summa's Common Stock received as a consequence of the Merger. LexaLite's Board of Directors also considered Summa's stated intention that, after consummation of the Merger, LexaLite's corporate headquarters will remain in Charlevoix, Michigan, and that LexaLite's business will be carried on under its present name and with substantially the same management at its present facilities.


                                   THE MERGER

  Subject to the conditions and the termination provisions contained in the Reorganization Agreement, the proposed Merger will become effective at the time and on the date on which the Merger Agreement and a certificate of merger with respect thereto, along with any other required documents, are duly filed with the Secretary of State of California and the Secretary of State of Delaware, respectively. It is currently anticipated that, if the proposed Merger is approved by the shareholders of Summa at its Annual Meeting and the stockholders of LexaLite at its Special Meeting, and all other conditions of the Merger have been fulfilled or waived, the Effective Date will occur on the date that the Summa Annual Meeting has been scheduled, or a date as soon as practicable thereafter. Upon consummation of the Merger, Subsidiary will merge with and into LexaLite. As a result of the Merger, Subsidiary as a corporation will cease to exist and LexaLite will remain as the surviving corporation and a wholly-owned subsidiary of Summa, and each currently outstanding share of LexaLite's Common Stock will automatically be converted into shares of Summa's Common Stock on the basis described below.

                     MANNER AND BASIS OF CONVERTING SHARES

  If the Merger is consummated, the Reorganization Agreement provides that each outstanding share of LexaLite's Common Stock, other than any shares constituting "dissenting shares" under Section 262 of the Delaware General Corporate Law, will on the Effective Date be converted into one and one-half (1.5) shares of Summa's Common Stock. However, in the event that the average closing price of Summa's Common Stock on The Nasdaq National Market is less than $6.66 per share during the 5 consecutive trading days ending on and including the third trading day prior to the date of the LexaLite Special Meeting, LexaLite may notify Summa of LexaLite's intention to terminate the Reorganization Agreement and the transactions contemplated thereby unless Summa agrees, as described below, to increase the number of shares of Summa's Common Stock issuable to the stockholders of LexaLite as a consequence of the Merger. Upon receipt of such notification, Summa may elect either to terminate the Reorganization Agreement or to increase the number of shares of Summa's Common Stock issuable to the stockholders of LexaLite as a group to that total number of shares which would have an aggregate value (based upon the average closing price calculated as described above) equal to $15,000,000. Summa has indicated that it is unlikely that Summa would elect to increase the number of shares of Summa's Common Stock issuable as a consequence of the Merger if the increased number of shares would exceed 3,000,000, including shares to be issuable upon exercise of options to be held by former option-holders of LexaLite. The conversion of shares of LexaLite's Common Stock into shares of Summa's Common Stock will occur on the Effective Date by operation of law, without any action on the part of the holder thereof and without regard to the date on which certificates formerly representing shares of LexaLite's Common Stock are physically surrendered, or on which certificates for shares of Summa's Common Stock are delivered to former LexaLite stockholders.

  As soon as practicable after the Effective Date, a letter of transmittal will be mailed to each former stockholder of LexaLite containing instructions with respect to the surrender of LexaLite stock certificates to U.S. Stock Transfer Corporation, which will act as Exchange Agent for the former stockholders of LexaLite, in exchange for certificates representing the number of shares of Summa's Common Stock into which their LexaLite shares have been converted. However, it will not be necessary for stockholders of LexaLite to exchange their existing stock certificates for stock certificates of Summa. In the event that a transfer of shares of LexaLite's Common Stock prior to the Effective Date was not reflected on LexaLite's stock transfer records, the transferee may be required, as a condition to exchange, to present the certificate representing such shares together with all documents required to evidence and effect such transfer and payment of applicable transfer taxes or evidence that any applicable stock transfer taxes have been paid.


                           TREATMENT OF STOCK OPTIONS

  As of the close of business on October 14, 1996 there were an aggregate of 104,550 of LexaLite's Common Stock reserved for issuance upon the exercise of outstanding stock options, at a weighted average exercise price of $8.13 per share. See "Information Concerning LexaLite - Management - Stock Options." Pursuant to the provisions of the Reorganization Agreement, upon consummation of the Merger each of these options will be exchanged on the Effective Date for options to purchase one and one-half (1.5) shares of Summa's Common Stock, subject to possible upward adjustment, for each share of LexaLite's Common Stock subject thereto, at the same aggregate price. Consequently, immediately following consummation of the Merger, former option holders of LexaLite will hold, in the aggregate, options to purchase a total of 156,825 shares of Summa's Common Stock, subject to possible upward adjustment.

  As of the close of business on October 14, 1996, there were 237,473 shares of Summa's Common Stock reserved for issuance upon the exercise of outstanding stock options, at a weighted average exercise price of $4.05 share. Each of these options will continue to be outstanding following the Merger on the terms and conditions as in effect immediately prior thereto without modification. An additional 187,527 shares are reserved for issuance upon exercise of stock options that may be granted under the Summa existing stock option plans. See "Information Concerning Summa - Management - Stock Options."


                                FAIRNESS OPINION

  Among other conditions to the respective obligations of LexaLite and Summa to consummate the Merger, the Reorganization Agreement specifies that an investment banking firm mutually acceptable to Summa and LexaLite shall have rendered an opinion, prior to the date on which this Joint Proxy Statement/Prospectus is first mailed, which is not subsequently withdrawn, addressed to the Boards of Directors of both LexaLite and Summa, to the effect that the terms and conditions upon which the Merger is to be consummated pursuant to the Reorganization Agreement are fair from a financial point of view to both the stockholders of LexaLite and the shareholders of Summa. After representatives of both LexaLite and Summa had jointly interviewed a number of independent investment banking firms, the parties mutually engaged the investment banking firm of Wedbush Morgan Securities ("Wedbush Morgan") to render the "fairness" opinion specified by the Reorganization Agreement. Wedbush Morgan was not asked to recommend the amount of consideration to be paid to the stockholders of LexaLite as a consequence of the Merger, which was determined through arms length negotiations between Summa and LexaLite, and Wedbush Morgan did not participate in such negotiations. Rather, Wedbush Morgan was asked to render an opinion as to whether the consideration agreed upon by the parties was fair from a financial point of view to both the stockholders of LexaLite and the shareholders of Summa, with no restrictions or limitations being imposed on Wedbush Morgan with respect to their procedures or investigations of Summa or LexaLite. On October 11, 1996, Wedbush Morgan delivered its written opinion to the Boards of Directors of LexaLite and Summa to the effect that the terms and conditions of the proposed Merger are fair from a financial point of view to the stockholders of LexaLite and the shareholders of Summa. In arriving at its opinion, Wedbush Morgan reviewed relevant documents, visited the facilities of, and interviewed the managements of both Summa and LexaLite and performed extensive financial analyses of Summa and LexaLite. These analyses included the study of the valuation of public market comparable companies, the review of the valuation of comparable merger and acquisition transactions, and the analysis of the relevant contribution of key financial performance criteria by Summa and LexaLite to the consolidated enterprise. Wedbush Morgan also took note of the fact that KVP Systems, Inc., a wholly-owned subsidiary of Summa, and Summa, are respondents and counter-claimants in a patent infringement lawsuit. Their opinion is based on the assumption that the outcome of such legal proceedings would not have a material adverse effect on the financial position of Summa. The full text of the written opinion of Wedbush Morgan, which sets forth the assumptions made and the factors considered by Wedbush Morgan in rendering its opinion, as well as the limitations on the review undertaken in connection therewith, is set forth as Appendix II to this Joint Proxy Statement/Prospectus and should be read in its entirety. The opinion of Wedbush Morgan is addressed only to the Boards of Directors of LexaLite and Summa and is intended to be for the benefit of such Boards of Directors, not for the benefit of stockholders or shareholders or any other third parties. The opinion of Wedbush Morgan does not constitute a recommendation by Wedbush Morgan to any stockholder of LexaLite or shareholder of Summa as to how to vote on the proposed Merger.

                      ADDITIONAL CONDITIONS TO THE MERGER

  As set forth in the Reorganization Agreement, the obligations of Summa and LexaLite to consummate the Merger are subject to a number of additional conditions, including, among others: (1) the Registration Statement of which this Joint Proxy Statement/Prospectus is a part shall have been declared effective by the Commission, thereby registering the shares of Summa's Common Stock issuable to the stockholders of LexaLite as a consequence of the Merger under the Securities Act; (2) the Merger shall have been approved by holders of at least a majority of the shares of LexaLite's Common Stock outstanding on the record date for the LexaLite Special Meeting; (3) the Merger shall have been approved by holders of at least a majority of the shares of Summa's Common Stock outstanding on the record date for the Summa Annual Meeting; (4) the holders of not more than 2% of LexaLite's Common Stock shall have become "perfected dissenting stockholders" pursuant to the provisions of the Delaware General Corporate Law; (5) all former LexaLite Stockholders who will become "affiliates" of Summa as a consequence of the merger (as such term is defined in Rule 145 under the Securities Act) shall have entered into an agreement restricting their ability to engage in resales or transfers of Summa's Common Stock following the Merger; (6) all approvals and authorizations of all governmental authorities required for the consummation of the Merger, and for the issuance of the shares of Summa's Common Stock issuable as a consequence thereof, shall have been received; (7) all of the shares of Summa's Common Stock issuable to the stockholders of LexaLite as a consequence of the Merger shall have been listed for trading on The Nasdaq National Market; and (8) all representations and warranties made by each party to the other in the Reorganization Agreement shall continue to be accurate in all material respects, and there shall have been no material adverse change in the business or financial condition of either party.

  At any time before or after the approval of the Merger by the shareholders of Summa and the stockholders of LexaLite, the Board of Directors of either Summa or LexaLite may, without shareholder or stockholder approval, waive compliance with any of the applicable terms or conditions contained in the Reorganization Agreement, except that the Merger may not be consummated unless at least a majority of the outstanding shares of both LexaLite's Common Stock and Summa's Common Stock are voted in favor of the Merger.

                            AMENDMENT OR TERMINATION

  Both the Reorganization Agreement and the Merger Agreement may be amended by written agreement between the parties either before or after the approval of the Merger by the stockholders of LexaLite and the shareholders of Summa, provided that after such approval no such amendment may be made that will change the amount or kind of consideration to be received by the LexaLite stockholders as a consequence of the Merger, alter in any manner the Certificate of Incorporation of LexaLite, or, in the judgment of the LexaLite Board of Directors or the Summa Board of Directors, as the case may be, otherwise materially and adversely affect the respective rights of the LexaLite stockholders or the Summa shareholders.

  The Reorganization Agreement and the Merger Agreement may each be terminated at any time before or after approval by the shareholders of Summa and the stockholders of LexaLite, by mutual agreement of the Boards of Directors of LexaLite and Summa, or by the Board of Directors of either party if the Merger has not been consummated by January 31, 1997, except that the foregoing right to terminate is not available to a party whose failure to perform any covenant or condition within that party's control is the proximate cause of the failure of the Merger to be consummated by that date. In addition, the Reorganization Agreement and the transactions contemplated thereby may be terminated by either LexaLite or Summa in the event that the Board of Directors of either has determined that consummation of the Merger could reasonably be expected to cause the directors of the terminating party to violate their fiduciary duties under applicable law. Any termination as described in the preceding sentence would be conditioned upon payment by the terminating party to the other of the sum of $500,000, as liquidated damages in respect of the loss of the non-terminating party's prospective economic opportunity, plus reimbursement of all out-of-pocket expenses reasonably incurred by the non-terminating party through the date of such termination.


                              STANDSTILL AGREEMENT

  In the Reorganization Agreement, LexaLite and Summa have agreed that before the effective time of the Merger, unless the Reorganization Agreement is sooner terminated, neither of them will entertain, negotiate or discuss with any third party, directly or indirectly, any business combination, sale of assets or stock or other transaction that would be inconsistent with the transactions contemplated by the Reorganization Agreement, including the Merger. In addition, LexaLite and Summa have agreed that if either of them terminates the Reorganization Agreement, then for the following three years neither of them may, without the written consent of the Board of Directors of the other party, acquire, seek, propose or agree to acquire, or cause to be acquired the assets, business or voting securities of the other party or any rights or options to acquire such ownership, seek or propose to influence or control the management or policies of the other party, or enter into negotiations, discussions, arrangements or understandings with any third party with respect to the foregoing.


                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

  Pursuant to the Reorganization Agreement, and as a condition to the obligations of the parties to consummate the transactions contemplated thereby, Josh T. Barnes, who is the founder, Chief Executive Officer and a director of LexaLite, shall have agreed to continue his employment by LexaLite for an indeterminate period of time following the Merger, on the same terms and conditions (except that Mr. Barnes will serve as Executive Director rather than Chief Executive Officer of LexaLite), including compensation and benefit levels, in effect immediately prior to the Merger. For a description of the terms and conditions upon which Mr. Barnes is currently employed by LexaLite, see "Management of LexaLite - Employment Arrangement." The Design and Consulting Agreement between LexaLite and Business Activities Corporation, which is owned by Mr. Barnes, will continue in force following the Merger. In addition, the existing Non-Compete Agreement between LexaLite and Mr. Barnes will be revised, effective upon consummation of the Merger, to provide for the payment to Mr. Barnes of $15,000 per quarter for 20 consecutive quarters from and after the date on which the Non-Compete Agreement becomes effective. See "Information Concerning LexaLite -Management of LexaLite - Certain Transactions."

  The Reorganization Agreement provides that, as a condition of LexaLite's obligation to consummate the Merger, Josh T. Barnes must have been elected to the Board of Directors of Summa, effective as of the Effective Date of the Merger, to serve in that capacity until changed in accordance with applicable law and the Articles of Incorporation and Bylaws of Summa. Mr. Barnes will receive no additional compensation for his services as a director.

  The Reorganization Agreement further provides that, after the Merger, Mr. Barnes and Thomas M. Phillips, President and a director of LexaLite, will continue as directors of LexaLite, along with Mr. Swartwout, until changed in accordance with applicable law and the Certificate of Incorporation and Bylaws of LexaLite. For a description of arrangements between LexaLite and certain of the executive officers and directors of LexaLite that will survive the Merger, see "Information Concerning LexaLite - Management of LexaLite - Certain Transactions."

  In connection with the Merger, the holders of all outstanding options to purchase shares of LexaLite's Common Stock will surrender their options for cancellation, in consideration of the grant by Summa of options to purchase one and one-half (1.5) shares of Summa's Common Stock, subject to possible upward adjustment, for each share of LexaLite's Common Stock subject to their outstanding LexaLite options, at the same aggregate exercise prices. See "Description of the Merger - Treatment of Stock Options and Stock Awards." Of the outstanding options to purchase LexaLite's Common Stock, Josh T. Barnes holds options to purchase 18,500 shares. See "Information Concerning LexaLite - Management - Stock Options."


           AFFILIATES' RESTRICTIONS ON RESALE OF SUMMA'S COMMON STOCK

  The shares of Summa's Common Stock to be issued in the Merger will be registered under the Securities Act, pursuant to the Registration Statement on Form S-4 of which this Joint Proxy Statement/Prospectus is a part, thereby allowing such securities to be traded without restriction by all former holders of LexaLite's Common Stock who do not become "affiliates" of Summa as a consequence of the Merger, as such term is defined for purposes of Rule 145 under the Securities Act. As a condition to the Merger, Josh T. Barnes, who will join the Board of Directors of Summa and will acquire approximately 6.5% of Summa's Common Stock outstanding immediately following the Merger, will be required to execute an "affiliate agreement" pursuant to which he will agree not to publicly sell or otherwise dispose of any of Summa's Common Stock received in the Merger except in transactions permitted by the resale provisions of Rule 144.

                              ACCOUNTING TREATMENT

  The Merger will be accounted for as a "purchase" by Summa of the net assets of LexaLite in accordance with generally accepted accounting principles. Accordingly, the purchase price will be allocated to the assets and liabilities acquired based on fair values, and the results of LexaLite's operations will be included in the consolidated results of operations of Summa only from and after the Effective Date of the Merger.


                        MERGER EXPENSES; BROKERAGE FEES

  Each party will pay all of its own expenses incurred incident to the preparation and carrying out of the transactions contemplated by the Reorganization Agreement. Summa estimates that the expenses it will incur in connection with the Merger, including effecting compliance with federal and state securities law registrations, other filings, legal, accounting, exchange agent, printing, mailing and other costs, fees and expenses, will aggregate approximately $100,000. LexaLite estimates that the expenses which it will incur in connection with the Merger for legal, accounting and other fees and expenses will aggregate approximately $400,000.

  In addition to the foregoing expenses, upon consummation of the Merger Summa and LexaLite have agreed to issue an aggregate of 30,000 shares of Summa's Common Stock to Synergy, Inc., and pay Synergy, Inc. $42,000 in cash, in satisfaction of any and all claims that Synergy, Inc. might have against Summa and LexaLite in respect of brokerage or finder's fees in connection with the Merger.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  Set forth below is a summary of certain federal income tax consequences of the Merger to LexaLite stockholders under the Internal Revenue Code of 1986, as amended (the "Code"). The discussion does not deal with all the tax consequences of the Merger that may be relevant to particular LexaLite stockholders, such as dealers in securities, foreign persons or certain persons who acquired LexaLite stock (or options to acquire stock) as consideration for the performance of services.

  Based upon certain assumptions, it is expected that the Merger will qualify as a "reorganization" within the meaning of Section 368(a)(1)(A) of the Code, and that accordingly:

  (a) No gain or loss will be recognized for federal income tax purposes by stockholders of LexaLite upon their receipt of shares of Summa's Common Stock in exchange for their LexaLite Common Stock;

  (b) Each former LexaLite stockholder's aggregate adjusted basis in the shares of LexaLite's Common Stock exchanged in the Merger will be carried over to the shares of Summa's Common Stock received in the Merger;

  (c) The holding period for the shares of Summa's Common Stock received in the Merger is expected to include the holding period for LexaLite's Common Stock exchanged therefor, provided LexaLite's Common Stock is held as a capital asset as of the Effective Date;

  (d) Upon the subsequent sale of each share of Summa's Common Stock received by former LexaLite stockholders in the Merger, gain or loss will be recognized. Such gain or loss will be measured by the difference between the amount received therefor and the adjusted basis of such share. If such share is a capital asset in the hands of the selling stockholder, such gain or loss will be capital gain or loss which will be long term or short term depending upon the holding period; and

  (e) Cash received by a LexaLite stockholder who exercises his or her dissenters' appraisal rights, or in lieu of fractional shares, will generally be taxable as capital gain or loss, depending upon the stockholder's basis in the shares and assuming that such shares are capital assets in his hands.

  BECAUSE OF THE UNCERTAINTY OF SEVERAL OF THE TAX CONSEQUENCES OF THE MERGER, IT IS STRONGLY URGED THAT ALL LEXALITE STOCKHOLDERS CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.


                             APPROVAL OF THE MERGER

  The Boards of Directors of LexaLite, Summa, and Subsidiary have each unanimously approved the Reorganization Agreement, the related Merger Agreement, and the transactions contemplated thereby. In addition, Summa, as the sole shareholder of Subsidiary, has also previously approved the Merger. Under Delaware and California law, the Merger cannot be consummated without the affirmative vote of the holders of a majority of the outstanding shares of LexaLite's Common Stock and of Summa's Common Stock in favor of the Merger Agreement and the transactions contemplated thereby.

  In approving the Merger, the shareholders of Summa will also approve, among other things, an amendment to the Articles of Incorporation of Summa to establish a 9-member Board of Directors divided into three classes serving staggered 3-year terms. Summa's Board of Directors currently consists of eight members divided into two classes, with half of the members elected to serve 2-year terms at each annual meeting of shareholders. Accordingly, should the shareholders of Summa approve the Merger, the period of time required for Summa shareholders who oppose the policies of Summa's Board of Directors to remove a majority of the Board will be extended from two to three years, unless they can show cause and obtain the required vote under California law.

  Each of the executive officers and directors of LexaLite has indicated his intention to vote or cause to be voted all of the shares of LexaLite's Common Stock owned by him, or over which he has voting control, in favor of the Merger. As of the record date for the LexaLite Special Meeting, these individuals owned or had voting control over an aggregate of 676,007 shares, or approximately 48.9% of the outstanding shares of LexaLite's Common Stock. Accordingly, approval of the Merger by the stockholders of LexaLite will require the affirmation vote of the holders of an additional 15,562 shares of LexaLite's Common Stock.

  Executive officers and directors of Summa who, as of the record date for the Summa Annual Meeting, together owned or had voting control over an aggregate of 247,356 shares of Summa's Common Stock, or approximately 15.4% of the shares outstanding, have indicated their intention to vote or cause to be voted all of the shares of Summa's Common Stock owned by them, or over which they have voting
control, in favor of the Merger.    The affirmative vote of an additional
554,386 shares of Summa's Common Stock will therefor be required for the approval of the Merger by the shareholders of Summa.


                   RIGHTS OF DISSENTING LEXALITE STOCKHOLDERS

  If the Merger is consummated, holders of LexaLite's Common Stock, in respect of which appraisal rights have been perfected and not withdrawn or lost, will be entitled to have the "fair value" of their shares of LexaLite's Common Stock at the Effective Date (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to them by complying with the provisions of Section 262 of the Delaware General Corporation Law. The following is a brief summary of Section 262 which sets forth the procedures for dissenting from the Merger and demanding statutory appraisal rights. This summary is qualified in its entirety by reference to
Section 262, the text of which is attached hereto as Appendix III. Appendix III should be reviewed carefully by any holder who wishes to exercise statutory appraisal rights or who wishes to preserve the right to do so because failure to comply with the procedures set forth in Section 262 will result in the loss of appraisal rights.

  Holders of LexaLite's Common Stock of record who desire to exercise their appraisal rights must satisfy all of the following conditions. A written demand for appraisal of shares of LexaLite's Common Stock must be filed with LexaLite before the taking of the vote on the proposal to approve and adopt the Merger Agreement. Such written demand for appraisal of shares must be in addition to and separate from any proxy or vote abstaining from voting on or voting against the proposal to approve and adopt the Merger Agreement. Voting against, abstaining from voting on or failing to vote on the proposal to approve and adopt the Merger Agreement will not constitute a demand for appraisal within the meaning of Section 262.

  Holders of LexaLite's Common Stock electing to exercise their appraisal rights under Section 262 must not vote for approval and adoption of the Merger Agreement. If a holder of LexaLite's Common Stock returns a signed proxy but does not specify a vote against approval and adoption of the Merger Agreement or a direction to abstain from voting on the approval and adoption of the Merger Agreement, the proxy will be voted for approval and adoption of the Merger Agreement, which will have the effect of waiving such holder's appraisal rights.

  A demand for appraisal must be executed by or for the stockholders of record, fully and correctly, as such stockholder's name appears on the certificate representing such stockholder's shares of LexaLite's Common Stock.

  A stockholder who elects to exercise appraisal rights should mail or deliver his written demand to LexaLite International Corporation, 10163 US 31 North, Charlevoix, Michigan 49720-0498, Attention: Secretary. A written demand may also be delivered to Secretary at the LexaLite Special Meeting prior to the vote on the Merger Agreement. The written demand for appraisal should comply with the preceding paragraphs, and should specify the stockholder's name and mailing address and the number of shares of LexaLite's Common Stock owned by such stockholder and should state that the holder is thereby demanding appraisal of his shares. It is the responsibility of each stockholder electing appraisal rights to ensure that the written demand is received by LexaLite before the taking of the vote on the Reorganization Agreement and Merger Agreement at the LexaLite Special Meeting. Within ten days after the Effective Date, LexaLite, as the surviving corporation, must provide notice of the Effective Date to all holders of LexaLite's Common Stock who timely complied with Section 262 and did not either vote for, or return a signed proxy which did not specify a vote against or a direction to abstain from voting on, approval and adoption of the Merger Agreement.

  A stockholder who makes a written demand for appraisal of shares of LexaLite's Common Stock must continuously hold such shares through the Effective Date.

  Within 120 days after the Effective Date, either LexaLite, as the surviving corporation, or any stockholder who has complied with the required conditions of
Section 262 may file a petition in a Delaware court demanding a determination of the fair value of the shares of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware court will determine which stockholders are entitled to appraisal rights and will appraise the shares of LexaLite's Common Stock owned by such stockholders, determining the fair value of such shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value. In determining fair value, the court is to take into account all relevant factors. The cost of the appraisal proceeding may be determined by the Delaware court and taxed against the parties as the court deems equitable in the circumstances. Upon application of a dissenting stockholder, the court may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of LexaLite's Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears his own expenses.

  Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, after the Effective Date, be entitled to vote for any purpose the shares of LexaLite's Common Stock subject to such demand or to receive payment of dividends or distributions on such shares, except for dividends and distributions payable to stockholders of record at a date prior to the Effective Date.

  At any time within 60 days after the Effective Date, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered in the Merger; after this period, the stockholder may withdraw his demand for appraisal only with the consent of LexaLite, as the surviving corporation. If no petition for appraisal is filed with the Delaware court within 120 days after the Effective Date, stockholders' rights to appraisal shall cease. Inasmuch as LexaLite, as the surviving corporation, has no obligation, and does not intend, to file such a petition, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware court demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware court, and such approval may be conditioned upon such terms as the Delaware court deems just.

  Since Summa's Common Stock is traded on The Nasdaq National Market, shareholders of Summa who object to the Merger may vote against the Merger at the Summa Annual Meeting but will not be entitled to dissenters' rights if the Merger is consummated over their objections, unless the holders of five percent or more of Summa's outstanding Common Stock make appropriate demands under Chapter 13 of the California General Corporation Law.

                             THE COMBINED COMPANIES

  Once the Merger is consummated, LexaLite, as the surviving corporation in the Merger, will continue its business and operations as a wholly-owned operating subsidiary of Summa. As stated in the Reorganization Agreement, it is the intention of the parties that the corporate headquarters of LexaLite remain in Charlevoix, Michigan, and that LexaLite's corporate name will remain unchanged, for an indefinite period of time following the Merger. As a condition to the respective obligations of the parties to consummate the Merger, Josh T. Barnes is to be added to the Board of Directors of Summa, and the Board of Directors of LexaLite immediately following the Merger is to be composed of James R. Swartwout, the President and Chief Executive Officer of Summa, Thomas M. Phillips, the President of LexaLite, and Josh T. Barnes, the current Chief Executive Officer of LexaLite. See "Description of the Merger - Interests of Certain Persons in the Merger."

  As one of three operating subsidiaries of Summa immediately following the Merger, LexaLite will operate on a semi-autonomous basis in much the same way as the other two operating subsidiaries of Summa currently function. The management of each operating subsidiary has independent profit and loss responsibility, subject to the achievement of specified objectives and compliance with budgetary goals set forth in an operating plan developed each year in consultation with Mr. Swartwout, the Chief Executive Officer of Summa, and presented to the Summa Board of Directors for approval on an annual basis.

  Summa has no employees other than Mr. Swartwout, Paul A. Walbrun, its Controller, and an administrative assistant. The corporate staff does not direct operations of subsidiaries on an ongoing basis but, in addition to planning and financial oversight, provides financing, conducts Summa's acquisition program and business development activities, and handles investor relations matters. In addition, from time to time the corporate staff is active in non-operational business activities such as risk management and employee benefit program management. Summa assesses corporate charges on a basis established annually, related to asset utilization by subsidiaries.

              SUMMA AND LEXALITE PRO FORMA FINANCIAL INFORMATION

                                Summa Industries
        Unaudited Pro Forma Condensed Consolidated Financial Statements


  The accompanying unaudited pro forma condensed consolidated financial statements reflect the acquisition by Summa of all the issued and outstanding capital stock of LexaLite as a consequence of the Merger of Subsidiary with and into LexaLite. The transaction will be accounted as a purchase by Summa of the net assets of LexaLite.

  The unaudited pro forma condensed consolidated balance sheet is based upon Summa's historical audited consolidated balance sheet at August 31, 1996 and LexaLite's historical audited balance sheet as of June 30, 1996, and is presented as if the transaction had been consummated on August 31, 1996.

  The unaudited pro forma condensed consolidated statement of income for the year ended August 31, 1996 gives effect to the merger of Subsidiary and LexaLite as if the transaction had occurred at September 1, 1995, the beginning of Summa's fiscal year ended August 31, 1996. The unaudited pro forma condensed consolidated income statement combines the audited historical consolidated results of operations of Summa for the year ended August 31, 1996 and the audited historical results of the operations of LexaLite for the year ended June 30, 1996.

  The pro forma adjustments are based upon available information and upon certain assumptions which the respective management of Summa and LexaLite believes are reasonable. However, the unaudited pro forma condensed consolidated financial statements do not purport to be indicative of the results which would have been achieved if the transaction had been completed on the respective dates above or the results which may be achieved in the future.

                                SUMMA INDUSTRIES
                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                AUGUST 31, 1996

                                                                                                 PRO FORMA
                                           SUMMA           LEXALITE        ADJUSTMENTS           COMBINED
                                           -----           --------        -----------           ---------
ASSETS

Current assets:
Cash                                    $   567,000      $    620,000      $       ---           $ 1,187,000
Accounts receivable                       1,627,000         6,364,000              ---             7,991,000
Inventories                               2,186,000         1,511,000           50,000  (1)        3,747,000
Prepaid expenses and other                  656,000           679,000              ---             1,335,000
                                        -----------      ------------      -----------           -----------
  Total current assets                    5,036,000         9,174,000           50,000            14,260,000
                                        -----------      ------------      -----------           -----------
Property, plant and equipment             6,060,000        24,453,000       (8,177,000)  (2)      22,336,000
Less accumulated depreciation            (2,082,000)      (11,427,000)      11,427,000   (3)      (2,082,000)
                                        -----------      ------------      -----------           -----------
Net property, plant and
 equipment                                3,978,000        13,026,000        3,250,000            20,254,000
Other assets                              1,865,000         1,909,000              ---             3,774,000
Goodwill and other intangibles              946,000               ---              ---               946,000
                                        -----------      ------------      -----------           -----------
  Total assets                          $11,825,000      $ 24,109,000      $ 3,300,000           $39,234,000
                                        ===========      ============      ===========           ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts payable                        $   812,000      $  2,027,000              ---             2,839,000
Accrued liabilities                       1,249,000         2,348,000          500,000   (4)       4,097,000
Current maturities of long-term
 debt                                           ---         1,200,000              ---             1,200,000
                                        -----------      ------------      -----------           -----------
Total current liabilities                 2,061,000         5,575,000          500,000             8,136,000

Bonds payable                                   ---         5,000,000              ---             5,000,000
Other long-term debt and
 deferred credits and other                                                  1,300,000   (2)
 long term liabilities                    1,120,000         4,029,000          500,000   (5)       6,949,000
                                        -----------      ------------      -----------           -----------
  Total liabilities                       3,181,000        14,604,000        2,300,000            20,085,000
                                        -----------      ------------      -----------           -----------
Shareholders' equity
  Common stock                            6,157,000         2,158,000        8,347,000   (6)      16,662,000
  Retained earnings                       2,487,000         7,347,000       (7,347,000)  (6)       2,487,000
                                        -----------      ------------      -----------           -----------
  Total shareholders' equity              8,644,000         9,505,000        1,000,000            19,149,000
                                        -----------      ------------      -----------           -----------
  Total liabilities and share-
   holders' equity                      $11,825,000      $ 24,109,000      $ 3,300,000           $39,234,000
                                        ===========      ============      ===========           ===========

                                SUMMA INDUSTRIES
              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                       FOR THE YEAR ENDED AUGUST 31, 1996

                                                                                                            PRO FORMA
                                            SUMMA              LEXALITE              ADJUSTMENTS             COMBINED
                                         -----------           --------              -----------            ----------
Net Sales                                $12,742,000         $36,089,000            $        ---            $48,831,000

Cost and expenses:
Cost of sales                              6,847,000          26,964,000                  50,000  (7)        33,861,000
Selling and administrative
 and other operating expense               4,551,000           5,886,000                  87,000  (8)        10,524,000
Interest and other expense                       ---             688,000                     ---                688,000
                                         -----------         -----------               ---------            -----------
  Total cost and expenses                 11,398,000          33,538,000                 137,000             45,073,000
                                         -----------         -----------              ----------            -----------
Income from continuing operations
 before provision for taxes                1,344,000           2,551,000                (137,000)             3,758,000

Provision for income taxes                   541,000             963,000                 (55,000) (9)         1,449,000
                                         -----------         -----------             -----------            -----------
Income from continuing operations        $   803,000         $ 1,588,000             $   (82,000)           $ 2,309,000
                                         ===========         ===========             ===========            ===========
Income per common and equivalent
 share from continuing operations        $       .50         $      1.08                                    $       .61
                                         ===========         ===========                                    ===========
Weighted average shares
 outstanding                               1,603,000           1,477,000                 714,000  (6)         3,794,000
                                         ===========         ===========             ===========            ===========

The pro forma condensed consolidated financial statements give effect to certain pro forma adjustments, as follows:

(1) Adjustment of work in process and finished goods inventory to eliminate manufacturing profit.

(2) Adjustment of property, plant and equipment to estimated fair value including deferred tax effect.

(3)  Reset of accumulated depreciation of acquired assets to zero.
(4)  Accrual of transaction fees and related costs.
(5) Accrual of contingent liability in connection with Employee Stock Ownership Plan repurchase obligations.
(6) Adjustment to reflect the acquisition of LexaLite for 2,252,241 shares of Summa at an assigned value of $6.66 per share, less a discount of 30%.
(7)  Charge cost of sales with write-up of inventory to fair value.

(8)  Record additional depreciation expense.

(9)  Record tax effect of (7) and (8).

                    SUMMA COMMON STOCK PRICES AND DIVIDENDS

  Summa's Common Stock is traded on The Nasdaq National Market under the symbol "SUMX." The following table sets forth the high and low closing prices for a share of Summa's Common Stock on The Nasdaq National Market for the periods indicated.

    QUARTER ENDED                         HIGH                   LOW
    -------------                         -----                  -----
     November 1994......................  $6.50                  $5.25
     February 1995......................   6.00                   4.75
     May 1995...........................   5.50                   4.75
     August 1995........................   5.25                   4.75


    QUARTER ENDED
    -------------

     November 1995......................   5.25                   3.75
     February 1996......................   5.00                   3.88
     May 1996...........................   6.25                   5.13
     August 1996........................   6.00                   5.50

    QUARTER ENDED
    -------------

     November 1996 (through October 11).   6.13                   5.50

  On October 11, 1996, the closing price for a share of Summa's Common Stock was $6.13.

  The approximate number of holders of record of Summa Common Stock as of October 14, 1996, was 484. In addition, Summa estimates that there are approximately 600 additional shareholders whose shares are held in "street name."

  Summa has not paid a cash dividend since the fiscal year ended August 31, 1983. Summa intends to retain earnings, if any, for use in its business and currently does not intend to pay cash dividends on its Common Stock in the foreseeable future.

                           DESCRIPTION OF SECURITIES

                             SUMMA'S CAPITAL STOCK

  The authorized capital stock of Summa consists of 10,000,000 shares of Common Stock, $.001 par value, of which 1,603,483 shares were issued and outstanding as of October 14, 1996, and 5,000,000 shares of Preferred Stock, $.001 par value, of which no shares have been issued or are outstanding.

COMMON STOCK
------------

  Holders of the Summa Common Stock are entitled to one vote per share on each matter submitted to a vote of the shareholders of Summa, and there is no cumulative voting for the election of directors. Subject to preferences that may be applicable to the holders of any outstanding Preferred Stock, each holder of Summa Common Stock is entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor. See "Summa Common Stock Prices and Dividends." Upon the liquidation, dissolution, or winding up of Summa, the holders of Summa Common Stock are entitled to share ratably in all assets of Summa which are legally available for distribution, after payment of all debts and other liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Summa Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Summa Common Stock are, and the shares to be issued to the stockholders of LexaLite as a consequence of the Merger will be, when issued and delivered, validly issued, fully paid and nonassessable.

PREFERRED STOCK
---------------

  The Board of Directors is authorized, subject to any limitations prescribed by the laws of the State of California, but without further action by Summa's shareholders, to provide for the issuance of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designations, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the shareholders. The Board of Directors may authorize and issue Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. In addition, the issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Summa. Summa has no current plans to issue any shares of Preferred Stock.

TRANSFER AGENT AND REGISTRAR
----------------------------

  The transfer agent and registrar for Summa's Common Stock is U. S. Stock Transfer Corporation, 1745 Gardena Avenue, Glendale, California 91204, telephone number, (818) 502-1404.


                            LEXALITE'S CAPITAL STOCK

  The authorized capital of LexaLite consists of 2,000,000 shares of Common Stock, $1.00 par value, of which 1,479,672 shares are issued and outstanding as of October 14, 1996 (excluding the additional 21,822 shares earned and issuable under the LexaLite Stock Award Bonus Plan).

  Each share of LexaLite's Common Stock is entitled to participate equally in dividends as and when declared by the Board of Directors of LexaLite, after payment of any dividends on any shares of capital stock that may then be outstanding and subject to limitations on dividends imposed by applicable law and agreements with LexaLite's lenders, and is entitled to share equally in the distribution of assets in the event of liquidation, after payment of any liquidation preference on any shares of capital stock that may then be outstanding. All shares of LexaLite's Common Stock, when issued and fully paid, are nonassessable and not subject to redemption or conversion and have no conversion rights. Holders of LexaLite Common Stock have no preemptive right to subscribe for any additional shares of any class of capital stock of LexaLite, whether now or later authorized.

            COMPARISON OF RIGHTS OF LEXALITE AND SUMMA SHAREHOLDERS

  If the Merger is consummated, LexaLite stockholders will become holder of shares of Summa's Common Stock. LexaLite is incorporated under Delaware law. Summa is incorporated under California law. While the rights and privileges of stockholders of a Delaware corporation (such as LexaLite) are, in many instances, comparable to those of shareholders of a California corporation (such as Summa), there are differences. The following is a summary of some of these differences.

  Shareholder Vote Required for Extraordinary Transactions.  Both California and
  --------------------------------------------------------
Delaware generally require that a majority of the stockholders approve major corporate transactions such as mergers. However, with certain exceptions, California law requires that mergers, reorganizations, and similar transactions be approved by a majority vote of each class of shares outstanding. Therefore, if Summa issues shares of its Preferred Stock, the holders of such stock would vote separately as a class on mergers and other major transactions. In that event, such holders, even if not in the majority overall, would be able to control the outcome of voting. However, the California statute also provides that, with certain exceptions and unless otherwise required in the corporation's articles of incorporation, no class vote of preferred shares is required if their rights, preferences and privileges will not change in the transaction. Summa's Articles do not alter this rule.

  Dissenters' and Appraisal Rights.  Under both California and Delaware law, a
  --------------------------------
shareholder of a corporation participating in certain major corporate transactions, such as a merger, consolidation or sale of all or substantially all of the assets of a corporation, may, under varying circumstances, be entitled to dissenters' or appraisal rights pursuant to which he may receive cash in the amount of the fair market value of his shares in lieu of the consideration he would otherwise receive in the transaction. Under Delaware law, appraisal rights are not available to stockholders whose stock is publicly held and will be converted in the transaction into stock that is publicly held. Shareholders of a California corporation that is publicly traded (such as Summa) generally do not have dissenters' rights unless the holders of at least five percent of the class claim the right or the corporation or any law restricts the transfer of such shares. Even in that event, however, dissenters' rights are unavailable if the corporation or its shareholders, or both, immediately before the reorganization or immediately after the reorganization will own more than five-sixths of the voting equity securities (including convertible securities) of the surviving corporation or its parent. With respect to the Merger, LexaLite stockholders have appraisal rights and Summa shareholders will not, unless the holders of five percent or more of Summa's outstanding Common Stock seek to perfect their dissenters' rights. See "Description of the Proposed Merger - Rights of Dissenting LexaLite Stockholders."

  Removal of Directors.  Under Delaware law, directors may be removed, with or
  --------------------
without cause, by the holders of a majority of the shares entitled to vote at an election of directors. However, unless the corporation's certificate of incorporation provides otherwise, if the corporation's board of directors is classified, directors may be removed only for cause. LexaLite's Board of Directors is not classified. Also, in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there are classes of directors, at any election of the class of directors of which he is a part. LexaLite's Certificate of Incorporation does not provide for cumulative voting.

  Under California law, any director or the entire board of directors may be removed, with or without cause, upon the vote of a majority of the outstanding shares entitled to vote. However, in the case of a corporation, such as Summa, whose Board of Directors is classified, a director may not be removed if the number of votes cast against his removal would be sufficient to elect the director under cumulative voting at an election at which the same total number of votes were cast (or, if the action is taken by written consent, all shares entitled to vote were voted) and either the number of directors elected at the most recent annual meeting, or if greater, the number of directors for whom removal is being sought, were then being elected.

  Classified Board of Directors.  A classified board is one for which a certain
  -----------------------------
number, but not all, of the directors are elected on a rotating basis each year. A classified board makes changes in the composition of the board of directors more difficult, and thus a potential change in control of a corporation more difficult. Delaware law permits, but does not require, a classified board of directors, divided into as many as three classes. LexaLite's Board of Directors is not classified.

  California law permits a "listed" corporation to divide its Board of Directors into as many as three classes. Summa is a "listed" corporation and its Articles of Incorporation divide its Board into two classes, each of which will serve two-year terms. If the Merger is approved by Summa's shareholders and Consummated, Summa's Articles of Incorporation will be amended to establish a nine (9) member Board of Directors divided into three classes serving staggered three-year terms. See "Description of the Proposed Merger - Approval of the Merger."

  Ability to Issue Preferred Stock.  Summa is authorized to issue up to
  --------------------------------
5,000,000 shares of Preferred Stock in one or more series, the terms of which may be determined at the time of issuance by its Board of Directors, without further action by the shareholders, and may include voting rights, preferences as to dividends and liquidation, conversion and redemptive rights and sinking fund provisions. Although Summa has indicated that it has no present plans to issue any additional shares of Preferred Stock, the issuance of Preferred Stock in the future could affect the rights of the holders of Summa's Common Stock and thereby reduce the value of the Common Stock. In particular, specific rights granted to future holders of Preferred Stock could be used to restrict Summa's ability to merge with or sell its assets to a third party, or otherwise delay, discourage or prevent a change in control of Summa. LexaLite has no authorized classes of capital stock other than the Common Stock.

  Other Differences.  Summa is subject to the information and reporting
  -----------------
requirements of the Securities Exchange Act of 1934 (the "Exchange Act"), which requires Summa periodically to provide certain specified information to its shareholders and to file specified reports with the Securities and Exchange Commission. In addition, shares of Summa Common Stock are traded on The Nasdaq National Market. LexaLite is not subject to the informational and reporting requirements of the Exchange Act and no active market for its Common Stock exists.

                          INFORMATION CONCERNING SUMMA

                                    BUSINESS


General
-------

    Summa Industries ("Summa") was incorporated in California in 1942. Through 1990, the principal business of Summa was limited to the design, manufacture and sale of chemical process equipment. In 1991, Summa adopted a strategy of growth through acquisitions, and completed the first such acquisition in November 1991 by acquiring all of the outstanding capital stock of GST Industries, Inc., a California corporation engaged in the manufacture and sale of industrial firefighting equipment and aerospace components and sub-assemblies. In fiscal 1992, Summa also formed another wholly-owned subsidiary, Morehouse-COWLES, Inc., a California corporation, to which all of the operating assets involved in the conduct of the chemical process equipment business were contributed. In July 1993, Summa acquired KVP Systems, Inc., a manufacturer of engineered plastic conveyer components. In May 1994, Summa acquired certain assets and operations of Armenco Engineering which were integrated into those of Morehouse-COWLES. On June 17, 1996, Summa completed a sale of all of the issued and outstanding stock of Morehouse-COWLES, Inc. Consequently, Summa currently serves as a holding company whose businesses are conducted primarily through its two wholly-owned subsidiaries, KVP Systems, Inc. and GST Industries, Inc.

     The principal executive offices of Summa are located at 21250 Hawthorne Boulevard, Suite 500, Torrance, California 90503, its telephone number is (310) 792-7024, and its telecopier number is (310) 792-7079.


Products
--------

     The principal products currently offered by Summa, through its two operating subsidiaries, include material handling components manufactured by KVP Systems, Inc., industrial firefighting equipment produced by the Stang division of GST Industries, Inc. ("GST"), and aerospace assemblies fabricated by GST.

     Material Handling Components. Summa's material handling components business is conducted by its wholly-owned subsidiary, KVP Systems, Inc., located in Rancho Cordova, California. Its products are engineered plastic components which form conveyer belts and chains. The components in KVP's product line, many of which are patented, are constructed of non-toxic, non-corrosive plastic materials and are designed to be easily cleaned, meeting FDA-USDA requirements and specifications. The components are available in materials which can withstand temperatures ranging from 150 degrees Fahrenheit below zero to 350 degrees Fahrenheit, a temperature typically required for sterilization. The components do not require lubrication and thus offer the advantage of operation free from contaminants such as grease, oil, and metal particles. Because KVP's components are lightweight, they require less energy to operate than steel belts, and are quieter in operation and easier to service in place than metal belts.

     Industrial Firefighting Equipment. The industrial firefighting business is conducted by the STANG Industrial Products Division ("Stang") of GST Industries, Inc., which was acquired by Summa in November 1991. Stang products have been sold in the market for over 20 years. Stang designs, manufactures and sells monitors, also known as water cannons, that are used for firefighting and to disperse toxic gas clouds, as well as in hydraulic mining and digester cleaning. These monitors are designed to equalize reactive forces so that the monitors can be aimed with minimal force. Summa believes that Stang has proprietary designs which provide superior performance to products offered by competitive manufacturers. Stang monitors can be mounted on vehicles, standpipes, hydrants or vessels, including fireboats, and can be controlled manually or hydraulically via remote actuators provided by Stang as options.

     Aerospace Assemblies. Summa's aerospace business is conducted by GST Industries, Inc., a wholly-owned subsidiary located in Santa Ana, California, which was acquired in November 1991. GST has been in this business of designing, manufacturing and selling hydraulic actuators and other parts and sub-assemblies for use in aircraft and similar activities for more than 20 years.

     The following table sets forth certain information with respect to the contribution to consolidated sales and operating income generated by KVP and GST during the three years ended August 31, 1996, as well as the dollar value of the assets identified to each subsidiary:


                           BUSINESS SEGMENT SUMMARY

                                MATERIAL HANDLING              FIREFIGHTING       AEROSPACE
                                    COMPONENTS                   EQUIPMENT        ASSEMBLIES
------------------------------------------------------------------------------------------------
                        FISCAL YEAR ENDED AUGUST 31, 1996
Sales                               $8,124,000                   $2,740,000        $1,878,000
Operating Income                       850,000                      327,000           391,000
Identifiable Assets                  5,706,000                      771,000           691,000

                        FISCAL YEAR ENDED AUGUST 31, 1995
Sales                               $6,567,000                   $2,096,000        $1,584,000
Operating Income                       903,000                      158,000           388,000
Identifiable Assets                  4,554,000                      683,000           669,000

                        FISCAL YEAR ENDED AUGUST 31, 1994
Sales                               $5,061,000                   $3,075,000        $2,143,000
Operating Income                       591,000                      260,000           435,000
Identifiable Assets                  3,903,000                      729,000           884,000
================================================================================================

Marketing
---------

     Ultimate users of KVP components in food processing include companies such as Beatrice/Hunt Wesson, Campbell Soup, Comstock Food, Kellogg's and Jeno's. In bakery applications, the ultimate users include Sara Lee, Pepperidge Farms and Lenders. In poultry applications, ultimate users include Foster Farms, Tyson Foods, Pilgrims Pride and Con Agra. In freezing applications, ultimate users include Baskin Robbins, Tombstone Pizza, Stouffer's and Swanson's. The components also have applications in the pharmaceutical, industrial and electronics industries. Products are sold directly and through independent representatives and distributors, world-wide.

     The primary markets for the Stang products are the oil, gas and petrochemical industry, municipalities which use fireboats, the mining industry, and the municipal waste water treatment market. These products are sold through independent manufacturers' representatives world-wide.

     Summa does not believe that revenues attributable to sales of any of the products manufactured by its industrial firefighting equipment or material handling component operating subsidiaries are dependent upon sales to one or a small number of customers, although in a given year one or a small number of customers may account for a significant portion of sales. In the fiscal year ended August 31, 1996, the largest customer in the above named segments accounted for 5% of total company sales, while in fiscal years 1995 and 1994, sales to a single customer accounted for 7% and 4% of total sales, respectively.


     Most of the sales of the aerospace assemblies segment are of products for the F-16 and derivative aircraft to a foreign government engaged in a U.S. sanctioned cooperative aircraft manufacturing program, Lockheed Aircraft, and the Department of Defense. Because the F-16 is a mature program which is being phased out, Summa faces a possible loss of most of its defense related business over the next several years. The sales of the aerospace assemblies segment represent 15%, 15% and 21% of consolidated sales of Summa for 1996, 1995 and 1994, respectively, and the sales to the largest customer for the years ended August 31, 1996, 1995 and 1994 were 6%, 7% and 10%, respectively.

     The following table sets forth the dollar amount of export sales by geographic area for the most recent three fiscal years ended August 31, 1996:

                      1996         1995         1994
-------------------------------------------------------
Canada             $  724,000   $  341,000   $  220,000
Latin America          72,000          -0-      101,000
Asia                  938,000      800,000    1,868,000
Europe                909,000      769,000      186,000
Other                 125,000      131,000       56,000
-------------------------------------------------------
                   $2,768,000   $2,041,000   $2,431,000
=======================================================

Raw materials
-------------

     Summa purchases materials and parts, including pelletized plastic resins, castings, forgings, steel, valves and controls from various suppliers. Summa does not believe that it is dependent upon any single supplier or manufacturer for any of its present principal requirements for materials or parts, and experienced no significant difficulty in obtaining such parts and materials during the fiscal year ended August 31, 1996. Lead times for special components, such as custom hydraulic power units, can be as long as four months.


Backlog
-------

     On August 31, 1996, Summa's continuing businesses had a backlog of orders, believed to be firm, in the amount of $2,475,000, as compared to a backlog of $2,924,000 as of August 31, 1995. Of the backlog at the end of fiscal 1996, $280,000 was attributable to orders for material handling components, $487,000 was attributable to orders for firefighting equipment and $1,708,000 was attributable to orders for aerospace assemblies. A portion of Summa's August 31, 1996 backlog consisted of products to be manufactured to custom designs suited for a particular customer's application or physical requirements.
Because the length of time between entering an order, shipping the product and recording a sale can vary significantly from product to product, Summa believes that its backlog levels should not necessarily be relied upon as an indicator of sales volume for a specific future period. The aerospace assembly backlog is comprised of some long-term contracts, which are scheduled to ship through 1997.

Competitive Conditions
----------------------

     Summa faces vigorous competition with respect to each of the products manufactured by its operating subsidiaries, both from firms which market similar products nationally and internationally, and in certain geographic areas from local manufacturers. Many of these competitors have financial and marketing resources that are significantly greater than those available to Summa.

     In general, Summa believes that its trade names and reputation are significant to its competitive position in all segments. With respect to all segments, Summa believes that price is a significant element of competition. However, factors such as engineering, performance, availability and reliability are considered in the purchasing process.

Patents, Trademarks and Licenses
--------------------------------

     Summa has been granted numerous U.S. patents (and related foreign patents) covering certain of its products. These patents expire on dates ranging from present to 2010. Summa has active patent applications. The expiration of these patents is not expected to have a material adverse effect on its business.

     Summa has foreign and domestic trade name and trademark registrations covering the names and logos which appear on its products. In its opinion, its trademarks are helpful in enabling it to maintain its present competitive position.

Legal Proceedings
-----------------

     At August 31, 1996, Summa was a party to two civil lawsuits. In Laitram, et
                                                                     -----------
al. v. KVP Systems, Inc., and counterclaims filed in the U.S. District Court in
------------------------
Eastern Louisiana in September 1993. The plaintiffs claim KVP has infringed upon two patents. The venue has been changed to Federal District Court in Sacramento, California. Summa contends the claims are invalid, and has filed counterclaims that Laitram has sued in bad faith and has acted in restraint of free trade. The case is in the advanced stage of discovery and is expected to be heard in court during fiscal 1997. Since the case involves a number of complex factual and legal issues, it is impossible to predict the outcome. Although Summa believes it has a reasonable expectation of prevailing, because no reserve therefor has been established, and in the absence of applicable insurance, the consequences of an adverse determination would be borne by Summa.

     In Wright v. Stang, et al., a piece of pipe, to which a water cannon
     -------------------------
manufactured by Stang was attached, broke, knocking a fireman down. Since Stang did not make or supply the pipe which failed, the case was dismissed. Subsequently, the plaintiff filed an appeal of the dismissal. The Company has product liability insurance of $2,000,000 covering the period in which the incident took place, with no other claims in that policy year.

Employees
---------

     At August 31, 1996, Summa employed 98 persons, including the three employees of the parent company, 64 employees at KVP, of whom 16 were involved in sales and marketing, 40 in manufacturing, 8 in general administration, and 29 employees at GST, of whom 4 were involved in sales and marketing, 21 in manufacturing, and 4 in general administration. None of Summa's employees is covered by a collective bargaining agreement. Summa considers its relationship with its employees to be good.

Facilities
----------

     Summa leases 28,000 square feet of office and manufacturing space in an industrial park in Santa Ana, California. The lease expires in October 1996 and includes an option to extend one year. Summa leases 48,000 square feet of office and manufacturing space in an industrial park in Rancho Cordova, California. The lease expires in February 2001. Summa's material handling component business, conducted by KVP Systems, Inc., relocated in January 1966 to this larger facility to provide for expanding operations. Summa leases approximately 300 square feet of office space in Torrance, California. The lease expires in June 1997.

     Summa believes that in general the facilities are adequate for present and foreseeable needs and that the expiring leases can be renegotiated or alternate facilities can be leased on favorable terms, as necessary.

     Summa owns approximately 63,000 square feet of factory and office space on approximately 3.4 acres in Fullerton, California which it leases to Morehouse-COWLES, Inc., a former subsidiary of Summa. The lease expires in July 2006.

                         SUMMA SELECTED FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The selected financial data set forth below for the three years ended August 31, 1994, 1995 and 1996 has been derived from the audited consolidated financial statements of Summa included elsewhere herein and should be read in conjunction with those financial statements (including the notes thereto) and with the "Summa Management's Discussion and Analysis of Summa's Results of Operations and Financial Condition" also included elsewhere herein. The selected financial data set forth below for the years ended August 31, 1992 and 1993 have been derived from audited consolidated financial statements of Summa that are not included herein.


STATEMENT OF INCOME DATA:                                       FISCAL YEARS ENDED AUGUST 31,
-------------------------                     ----------------------------------------------------------------------
                                                  1992          1993          1994           1995           1996
                                              -----------   -----------   -----------   ------------    ------------
Net sales...................................    $4,095        $5,284        $10,279        $10,247        $12,742
Cost and expenses:

 Cost of sales..............................     2,406         3,016          5,510          5,609          6,847
 Selling, general and
  administrative............................     1,285         1,700          3,623          3,480          4,566
 Interest-net...............................        16            --             --             --            (15)
                                                ------        ------         ------         ------         ------
 Total costs and expenses from
    continuing operations...................     3,707         4,716          9,133          9,089         11,398
                                                ------        ------         ------         ------         ------
Income from continuing operations
 before provision for taxes,
 extraordinary item and cumulative
 effect of accounting change................       388           568          1,146          1,158          1,344
Provision for income taxes..................       150           355            645            482            541
                                                ------        ------        -------        -------        -------
Income from continuing operations
 before extraordinary item and
 cumulative effect of accounting  change....       238           213            501            676            803
Income (loss) from discontinued
 operations, net of the effect
 of income tax..............................       152           179            118            (28)          (235)
Extraordinary item, tax benefit of
 net operating loss carryforward............       208           321            ---            ---            ---
Cumulative effect of accounting change......       ---           ---            100            ---            ---
                                                ------        ------        -------        -------        -------
Net income..................................    $  598        $  713        $   719        $   648        $   568
                                                ======        ======        =======        =======        =======

Weighted average number of shares...........       973         1,020          1,548          1,553          1,603

Income per common and equivalent share
  Income from continuing operations
   before extraordinary item and
   and cumulative effect of
   accounting change........................    $  .24        $  .21        $   .32        $   .44        $   .50
  Income (loss) from discontinued
   operations, net of the effect
   of income tax............................       .16           .18            .08           (.02)          (.15)
  Extraordinary item........................       .21           .31            ---            ---            ---
  Cumulative effect of accounting change....       ---           ---            .06            ---            ---
                                                ------        ------        -------        -------        -------
  Net income per common and
   equivalent share.........................    $  .61        $  .70        $   .46        $   .42        $   .35
                                                ======        ======        =======        =======        =======

BALANCE SHEET DATA:                                                      AUGUST 31,
                                              --------------------------------------------------------------------
                                                1992           1993          1994           1995            1996
                                              --------        ------        -------        -------        --------
Assets.......................................   $4,628        $8,758        $10,009        $11,278        $11,825
Working capital..............................    1,315         2,203          2,086          1,882          2,975
Long-term debt...............................      450           415            305            400            300
Shareholders' equity.........................    3,009         6,505          7,224          7,930          8,644

                  SUMMA MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             SUMMA'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION


Results of Operations
---------------------

The following table sets forth certain statements of income information for continuing operations as a percentage of sales for the three years ended August 31, 1994, 1995 and 1996, as well as Summa's effective income tax rate for each period presented. As discussed in more detail below, Summa's statements of income have been restated to reflect the discontinuance of operations and subsequent sale of the Morehouse-COWLES industrial process equipment business.

                            FISCAL YEARS ENDED AUGUST 31,
                           ------------------------------
                              1994       1995       1996
                           ---------   --------    ------
Net sales                     100.0%    100.0%    100.0%
Gross profit                   46.4%     45.3%     46.3%
S,G&A expense                  35.3%     34.0%     35.7%
Profit from continuing
 operations before tax         11.1%     11.3%     10.5%
Income from continuing
 operations before
 cumulative effect of
 accounting change              4.9%      6.6%      6.3%
Effective tax rate             56.3%     41.6%     40.3%

     Sales. For the year ended August 31, 1995, total sales were virtually unchanged from the prior fiscal year. A decrease in the sales of Stang (without benefit of a large 1994 contract) and a decrease in the shipments of the defense business were offset by strong growth in the material handling components business of KVP Systems, Inc. KVP's sales growth is attributable to growing acceptance of its products and the market for its products, an expanded sales organization and new product development.

     For the year ended August 31, 1996, sales increased by $2,495,000, or 24%, over the prior fiscal year, primarily due to continued growth in sales in the material handling components business and increased sales by Stang as a result of participation in increased building and expansion activity in the petrochemical industry.

     Gross Profit. Gross profit decreased both in dollar amount (by $131,000, or 3%,) and as a percentage of sales (by 1%) during the year ended August 31, 1995. This decrease in the gross profit and gross margin was attributable primarily to the absence in fiscal 1995 of the higher than normal gross margin on the large Stang contract realized in fiscal 1994.

     Gross profit for the year ended August 31, 1996 was $5,895,000, an increase of $1,257,000, or 27%, over the level of gross profit generated during the year ended August 31, 1995. The increase in gross profit is primarily due to the growth in the material handling components business and increased sales by Stang. As a percentage of sales, the gross profit margin increased from 45.3% for the year ended August 31, 1995 to 46.3% for the year ended August 31, 1996, primarily due to improved margins at Stang related to higher volume.

     Selling, General and Administrative Expense. For the year ended August 31, 1995, selling, general and administrative expense decreased by $143,000, or 4%. This reduction in net selling, general and administrative expense was the result of a decrease of $442,000 in the amount of contingent performance payments accrued for the former shareholders of GST as a consequence of decreased sales and profitability of Stang and the GST defense business, along with a decrease in commissions on the reduced level of Stang sales, partially offset by increased sales and marketing costs incurred by KVP in expanding its sales organization.

      Selling, general and administrative expenses for the year ended August 31, 1996 increased by $1,071,000, or 31%, when compared to total operating expenses for fiscal year 1995, and as a percentage of sales, increased from 34.0% to 35.7%, largely reflecting increases in sales and marketing expenses at KVP associated with expanding the sales organization and due to increased contingent performance payments related to increased sales and profitability at GST and Stang.

     Effective Tax Rate. The effective income tax rate, which is a composite of federal and state taxes, decreased from 56.3% for fiscal 1994 to 41.6% in fiscal 1995, primarily as a result of a decrease in non-deductible contingent performance accruals due the former shareholders of GST. (See Note 8 in Notes to Consolidated Financial Statements.) In fiscal 1996, the effective tax rate decreased further to 40.3% as there were no non-deductible contingent consideration accruals.

     Backlog. Backlog increased slightly during fiscal 1995, to $2,924,000 at August 31, 1995. By August 31, 1996, backlog had decreased to $2,475,000 primarily as a result of decreased backlog in the defense business. The open order backlog, believed to be firm, is comprised of orders for components and spare parts, with scheduled deliveries from September 1996 through fiscal 1998. However, Summa faces a probable loss of most of its defense related business over the next several years, as mature programs are wound down. Because Summa has historically booked some disproportionately large orders during its fiscal years, and because backlog is usually not material except in the defense business, the amount of firm order backlog at year-end cannot necessarily be used as an indicator of future sales volume.

Liquidity and Capital Resources
-------------------------------

     Cash provided by operating activities is Summa's most important source of liquidity. However, during the year ended August 31, 1995, Summa used $235,000 of cash, primarily because cash used by discontinued operations of $894,000 related to inventory growth more than offset cash provided by continuing operations of $659,000.

     Net cash provided by operating activities for the year ended August 31, 1996 was $1,577,000, substantially from continuing operations. The improved cash flows are primarily attributable to lower growth in inventories, lower payments of accrued contingent performance payments and lower required tax payments. Additionally, $608,000, net of fees and cash retained by Morehouse-COWLES, was received as partial consideration for the sale of Morehouse-COWLES, Inc.

     The investment in property, plant and equipment in the years ended August 31, 1995 and 1996 relates primarily to the acquisition of molds for new products in the material handling components business. Summa expects to continue to invest heavily in tooling for new products.

     Summa has a revolving line of credit facility of $2,000,000 with an expiration date of January 1, 1997. The line of credit is secured by all the assets of Summa. The outstanding balance bears interest at one-quarter percentage point above the bank's prime rate. There were no borrowings under the Company's line of credit at August 31, 1996, a reduction of $938,000 from the August 31, 1995 amount due.

     During the fiscal year ended August 31, 1995, working capital of Summa's continuing operations decreased by $204,000, or 10%, from $2,086,000 at August 31, 1994 to $1,882,000 at August 31, 1995. This decrease was attributable primarily to increased utilization of Summa's line of credit to finance the working capital needs of the discontinued business unit, which more than offset increases in inventories and accounts receivable associated with higher levels of sales by KVP Systems, Inc. By August 31, 1996, Summa's working capital had increased to $2,975,000, reflecting decreased utilization of the line of credit.

    Asset utilization for the fiscal years ended August 31, 1995 and 1996, is illustrated in the following table:

                                                    YEAR ENDED AUGUST 31,
                                                    ---------------------
                                                      1995        1996
                                                    ---------   ---------

          Average working capital turnover          5.2 times   5.2 times
          Average accounts receivable turnover      7.8 times   8.4 times
          Average inventory turnover                3.7 times   3.5 times


   At August 31, 1996, Summa was not committed to any outside supplier for major capital expenditures, and it believes its present capacity, augmented by anticipated continued investment in new product tooling for the materials handling components business will be sufficient to meet demand for its products with a competitive lead time and to produce quality products in a cost-effective manner. Summa believes that cash flows from operations will be sufficient to fund working capital and planned capital expenditure requirements for the next twelve months.

   The Company has a strategy of growth by acquisition. Although there are no plans to make a specific acquisition for cash, in the event such a plan were adopted, an alternate source of funds to accomplish the acquisition would have to be developed. The Company has 10,000,000 shares of common stock authorized, of which 1,603,483 shares were outstanding at August 31, 1996 and 5,000,000 shares of "blank check" preferred stock authorized of which none is outstanding. The Company could issue additional shares of common or preferred stock to raise funds.

Pending Accounting Pronouncements
---------------------------------

   In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on the estimated future cash flows (undiscounted and without interest charges). SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. Summa plans to adopt SFAS No. 121 as of September 1, 1996 and believes the effect of adoption will not be material to the financial statements.

   In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation." Under SFAS No. 123, companies have the option to implement a fair value-based accounting method or continue to account for employee stock options and stock purchase plans using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board
(APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Entities electing to remain under APB Opinion No. 25 must make pro forma disclosures of net income or loss and earnings per share as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. SFAS No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995.
The Company has tentatively determined it will continue to account for stock options under APB Opinion No. 25.

Sale of Discontinued Operations
-------------------------------

   On June 17, 1996, Summa completed the sale of all of the issued and outstanding capital stock of Morehouse-COWLES, Inc. to a private investment group based in Michigan. In exchange for all of the capital stock of Morehouse-COWLES, Inc., Summa was paid $750,000 in cash and will be paid an additional $1,771,000 on the terms and conditions set forth in a subordinated promissory note. The subordinated note provides for the payment of interest monthly at the rate of 7% per annum through June, 2001, and at the rate of 9% per annum through June 2006, and provides for monthly principal payments commencing July 2001 utilizing a 10-year amortization schedule with all unpaid interest and principal due and payable by June 30, 2006. The note is subordinated to the investors' bank credit agreement, permits optional prepayments, contains certain covenants and default provisions and remedies, is secured by a pledge of all of the outstanding capital stock of Morehouse-COWLES purchased by the investors, as well as by the assets of Morehouse-COWLES, Inc. Additionally, the investment group entered into a new lease with the wholly-owned subsidiary of Summa that holds title to Summa's Fullerton facilities, in which the operations of Morehouse-COWLES also have been conducted. The lease is for a period of ten years, with an option to extend the term of the lease for an additional five years. The monthly rent, on a "triple-net basis" will be $4,000 during the first five years of the lease, increasing to $5,500 per month during the second five years of the original lease term.

   On January 30, 1996, Summa had previously announced that it had entered into a letter of intent to sell Morehouse-COWLES to another prospective purchaser. Accordingly, Morehouse-COWLES, Inc. has been treated for accounting purposes as a discontinued operation in the interim financial statements of Summa published since that date. For the nine months ended May 31, 1996, Morehouse-COWLES, Inc. lost $421,000 before income taxes, on sales of $5,638,000, compared to net income of $7,000 before taxes on sales of $6,048,000 for the nine months ended May 31, 1995.

                              MANAGEMENT OF SUMMA

Executive Officers and Directors.
---------------------------------

   The following table sets forth certain information concerning Summa's executive officers and directors:

     NAME                      POSITIONS WITH SUMMA          AGE
     ----                      --------------------          ---
     James R. Swartwout        Chairman, President,           50
                               Chief Executive Officer
                               and Chief Financial Officer

     Coalson C. Morris         Director                       80

     Dale H. Morehouse         Director                       63

     Michael L. Horst          Director                       50
     William R. Zimmerman      Director                       69

     David McConaughy          Director                       64

     Karl V. Palmaer           Director                       75

     Byron C. Roth             Director                       33

     Paul A. Walbrun           Vice President, Controller     54
                               and Secretary

  James R. Swartwout has been Chairman of the Board of Directors since August 1990, and Chief Executive Officer since July 1990. Prior to that he was President and Chief Operating Officer since August 1989. He joined Summa in October 1988 as its Executive Vice President and Chief Operating Officer.
Before joining Summa, Mr. Swartwout was a principal in a private leveraged buyout venture. From April, 1985 to October, 1988, Mr. Swartwout was Executive Vice President of Delphian Corporation, Sunnyvale, California, a manufacturer of analytical instruments, and had held management positions at Farr Company, El Segundo, California, a manufacturer of industrial filtration systems.

  Coalson C. Morris has been a director of Summa since 1968. He also currently serves on the Board of Directors of PMC Mortgage Corporation.

  Dale H. Morehouse has served as a director since 1975 and as Chairman of the Board and Chief Executive Officer of Summa from February 1987 until August 1990. He held several offices with Summa from 1983 to 1987. Mr. Morehouse currently is retired.

  Michael L. Horst has been a director of Summa since 1978. He is an independent consultant specializing in strategic planning in real estate. He was formerly a Senior Vice President of PBR, a community planning consulting firm. In addition, Mr. Horst is a founding principal of International Tourism and Resort Advisors, a resort development consulting firm, serves as a lecturer at the University of Southern California, and is a founder of Shenoa, a retreat and learning center.

  William R. Zimmerman, the President of Zimmerman Holdings, Inc., a private investment company, has served on the Board of Summa since 1987. He is a former executive officer of Monogram Industries, Inc., Swedlow, Inc., and Avery International.

  David McConaughy has been on the Board of Summa since 1990. Mr. McConaughy is currently the majority owner and President of Data Management Resources, which supplies and maintains integrated business management systems. Previously, Mr. McConaughy, who holds a PhD. in Administrative Science and Economics, was on the faculty of the University of Southern California Graduate School of Business, and has had a strategic planning consulting practice.

  Karl V. Palmaer is a founder of KVP Systems, Inc., and has been on the Board of Summa since 1993. Mr. Palmaer is active as a technical consultant to KVP Systems, Inc.

  Byron C. Roth has been President of Cruttenden Roth, Investment Bankers since 1993. Previously, he was Managing Director of Corporate Finance there. Prior to joining Cruttenden, Mr. Roth was Vice President, Corporate Finance, with R.G. Dickinson and Company.

  Paul A. Walbrun has been Vice President, Controller and Secretary of Summa since October 1994 and was Vice President, Controller of Summa's former subsidiary, Morehouse-COWLES, Inc., from July 1994 until June 1996 when it was sold. Before joining Summa, Mr. Walbrun was Director of Financial Reporting with Bird Medical Technologies, Inc. and Controller of Stackhouse, Inc., a Bird Medical Technologies manufacturing subsidiary.

  Dale H. Morehouse and Michael L. Horst are cousins. Karl V. Palmaer is the father of Eric K. Palmaer, a Vice President of Summa. There are no other family relationships among any of the executive officers and directors of Summa.

  The Board of Directors has an Audit Committee consisting of Messrs. McConaughy, Horst and Roth. There are no other committees. The function of the Audit Committee is to advise the Board on audit matters affecting Summa, including recommendations as to the appointment of independent auditors of Summa and reviewing with such auditors the scope and result of their examination of the financial statements of Summa. During the fiscal year ended August 31, 1995, this Committee held one meeting attended by all members.

Compensation of Officers and Directors.
---------------------------------------

  The following summary compensation table sets forth the information regarding compensation for services in all capacities paid or accrued for the fiscal years indicated by Summa to its Chief Executive Officer. No other executive officer of the Company received cash compensation in excess of $100,000 for the fiscal year ended August 31, 1996.


                           SUMMARY COMPENSATION TABLE

                                                                       LONG-TERM COMPENSATION
                                                                    ------------------------------
                                  ANNUAL COMPENSATION                      AWARDS          PAYOUTS
                           ----------------------------------       --------------------   -------
                                                                     STOCK                  L/TIP
NAME AND                            SALARY    BONUS     OTHER        AWARDS      OPTIONS   PAYOUTS       ALL OTHER
PRINCIPAL POSITION         YEAR       $         $         $           $(1)          #         $        COMPENSATION(2)
------------------         ----    -------    -----     -----        ------      -------   -------     --------------
James R. Swartwout,        1996    135,000      -        -0-          -0-          -0-       -0-          9,152
  Chairman, Chief          1995    132,083    26,250     -0-         23,500        -0-       -0-          9,150
  Executive Officer and    1994    121,792    33,600     -0-         12,000        -0-       -0-          8,934
  Chief Financial
  Officer

-----------------------------

(1) Includes stock awards of 5,000 shares in 1995 and 2,000 shares in 1994, valued at the average of the high and low trading price of Summa's Common Stock on the respective dates of award.
(2) Includes payments for a long term disability insurance policy and contributions under Summa's 401(k) Plan.

  Non-employee directors receive a fee of $300 for each Board Meeting attended and are reimbursed for travel expenses connected with a Board Meeting. No additional fees are paid to directors for serving on committees. During the fiscal year ended August 31, 1996, each of the seven outside directors was awarded an option to purchase 2,500 shares of the Company's common stock at an exercise price of $4.75, the closing price of the stock on the date of the grant.

Employment Agreement.
--------------------

  In March, 1994, the Company entered into an employment agreement with James R. Swartwout under which he is to be paid an annual base salary to be determined by the Board of Directors, and an annual bonus of up to 40% of his base salary, to be determined by the Board of Directors based upon the performance of Summa during the preceding fiscal year, payable in cash or stock at his election. In the event of his termination, other than for cause, Mr. Swartwout is entitled to severance pay equal to six months of his current compensations. In the event of a "change in control" of Summa (defined as the acquisition by a person or group of either 30% or more of Summa's voting power or the right to elect a majority of the directors of Summa, the sale of 50% or more of the total fair market value of the Company's assets, or a specified change in the composition of Summa's Board of Directors), and regardless of whether his employment is terminated as a result of such event, Mr. Swartwout would be entitled to receive as a special bonus an amount equal to two year's base salary at the level then being paid to him. Mr. Swartwout has stated that such a special bonus will not be payable to him as a consequence of the Merger.


401(k) Plans
------------

  Summa has adopted Section 401(k) Plans benefitting substantially all employees in compliance with relevant ERISA regulations. The plans allow employees to defer specified percentages of their compensation, as defined, in a tax-exempt trust. The Company is required to make matching contributions, as defined, to the plan and may make additional profit-sharing contributions at the discretion of the Board of Directors. The total company contribution to all employees' 401(k) accounts in fiscal 1996 was $83,000.


Stock Options
-------------

  In 1984, the Board of Directors and shareholders of Summa approved the Summa Industries 1984 Stock Option Plan (the "1984 Plan"), under which options to acquire an aggregate of 25,000 shares of Summa's Common Stock may be granted to key employees, as determined by the Compensation Committee of the Board of Directors. At August 31, 1996, options to acquire 24,625 shares of Common Stock had been granted, including options to purchase 12,500 shares granted to Mr. Swartwout. The price at which the options may be exercised ranges from $1.50 to $5.00, the market price of the stock on the date of grant. During the fiscal year ended August 31, 1996, options for 1,125 shares became exercisable. At August 31, 1996, options for 14,875 shares were exercisable, and 5,375 had been exercised.

  In December 1991, the Board of Directors and shareholders approved the Summa Industries 1991 Stock Option Plan (the "1991 Plan") under which options to acquire an aggregate of 150,000 shares of Summa's Common Stock may be granted to key employees, directors, consultants, vendors, and others, as determined by the Board of Directors. At August 31, 1996, options to acquire 125,000 shares of Summa's Common Stock had been granted, including options to purchase 25,000 shares granted to Mr. Swartwout. Options to acquire 25,000 shares of Summa's Common Stock remain available for future grant. The price at which the options may be exercised ranges from 2.72 to 6.00, the market price of the stock on the date of grant. During the fiscal year ended August 31, 1996, options for 21,188 shares became exercisable. At August 31, 1996 options for 90,497 shares were exercisable, but none had been exercised.

  In December 1995, the Board of Directors and shareholders of Summa approved the Summa Industries 1995 Stock Option Plan (the "1995 Plan") under which options to acquire an aggregate of 250,000 shares of Summa's Common Stock may be granted to key employees, directors, consultants, vendors, customers and others, as determined by the Board of Directors. At August 31, 1996, options to acquire 101,223 shares of Summa's Common Stock have been granted to ten employees and seven directors. Options to acquire 148,777 shares of Summa's Common Stock remain available for future grant. The price at which options may be exercised ranges from $3.613 to $5.10. During the fiscal year ended August 31, 1996, options for 96,207 shares became exercisable. At August 31, 1996, options for 96,207 shares were exercisable, but none had been exercised.

  No options were granted to Mr. Swartwout under the 1984 Plan, the 1991 Plan or the 1995 Plan during the fiscal year ended August 31, 1996.

     The following table sets forth information regarding options exercised during the year ended August 31, 1996 by the executive officer of the Company identified in the Summary Compensation Table set forth above, as well as the aggregate value of unexercised options held by such executive officer at August 31, 1996. The Company has no outstanding stock appreciation rights, either freestanding or in tandem with options.


 AGGREGATED OPTION EXERCISES LAST FISCAL YEAR AND FISCAL YEAR END OPTION VALUES

                                                                                   VALUE OF UNEXERCISED
                                                     NUMBER OF UNEXERCISED         IN-THE-MONEY OPTIONS
                                                  OPTIONS AT FISCAL YEAR END    AT FISCAL YEAR END ($) (1)
                           SHARES                 ---------------------------   ---------------------------
                        ACQUIRED ON     VALUE
NAME                    EXERCISE (#)   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                    ------------   --------   -----------   -------------   -----------   -------------
James R. Swartwout           --           --        37,500            --         $113,350           --

----------------------------
(1) Calculated based on the closing price of the Company's Common Stock as reported on The NASDAQ National Market System on August 31, 1996, which was $6.00 per share.


Limitation of Directors' and Officers' Liability and Indemnification
--------------------------------------------------------------------

     Summa's Bylaws provide that Summa must indemnify its officers and directors, and may indemnify its employees and other agents, to the fullest extent permitted by California law. California law provides that directors of a California corporation will not be personally liable for monetary damages for breach of fiduciary duties as directors except for liability as a result of their duty of loyalty to the corporation for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, unlawful payments of dividends or stock transactions, unauthorized distributions of assets, loans of corporate assets to an officer or director, unauthorized purchase of shares, commencing business before obtaining minimum capital, or any transaction from which a director derived an improper benefit. Such limitations do not affect the availability of equitable remedies such as injunctive relief or rescission. At present, there is no pending litigation or proceeding involving any director, officer, employee, or agent of the Company where indemnification will be required or permitted. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to officers, directors or persons controlling Summa pursuant to the foregoing provisions, Summa has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


COMPENSATION COMMITTEE REPORT

Report on Annual Compensation of Executive Officers
---------------------------------------------------

     It is the policy of the Company's Compensation Committee to establish compensation levels for the executive officers, which reflect the Company's overall performance and their performance, responsibilities and contributions to the long-term growth and profitability of the Company. The committee determines compensation based on its evaluation of the Company's overall performance, including various quantitative factors, primarily the Company's financial performance, sales and earnings against the Company's operating plan, as well as various qualitative factors such as new product development, the Company's product and service quality, the extent to which the executive officers have contributed to forming a strong management team and other factors which the committee believes are indicative of the Company's ongoing ability to achieve its long-term growth and profit objectives.

     The principal component of the compensation of the executive officers is their base salaries. The committee also retains the discretion to award bonuses based on corporate or individual performance. The committee evaluates the practices of various industry groups, market data, including data obtained from time to time from outside compensation consultants, and other economic information to determine the appropriate ranges of base salary levels which will enable the Company to retain and incentivize the executive officers. Throughout the year, the committee members review the corporate and individual performance factors described above. The committee, based upon its review of performance for the previous year and its review of the Company's operating plan, establishes salary levels and awards any bonuses to the executive officers.

     The Compensation Committee also considers grants of stock options for the Company's key employees, including executive officers. The purpose of the stock option program is to provide incentives to the Company's management to work to maximize shareholder value. The option program also utilizes vesting periods to encourage key employees to continue in the employ of the Company. Individual amounts of annual stock option grants are derived based upon review of competitive compensation practices with respect to the same or similar executive positions, overall corporate performance and individual performance.

STOCK PERFORMANCE GRAPH

     The graph set forth below shows the Company's composite return as an index assuming $100 invested on August 31, 1991. Also depicted are the CRSP indices for The Nasdaq Stock Market (U.S. companies), and a peer group, Nasdaq Non-Financial Stocks. The graph is based upon information provided to the Company by the Center for Research in Security Prices ("CRSP").

               Comparison of Five year-Cumulative Total Returns
                             Performance Graph for
                               SUMMA INDUSTRIES

            Prepared by the Center for Research in Security Prices
                Produced on 09/13/96 including data to 08/30/96


Measurement Period           SUMMA          NASDAQ           NASDAQ NON-
(Fiscal Year Covered)        INDUSTRIES     STOCK MARKET     FINANCIAL
---------------------        ----------     ------------     ----------
Measurement Pt- 08/30/91     $100           $100             $100
FYE 08/31/92                 $113.3         $108.5           $103.2
FYE 08/31/93                 $160.0         $143.1           $135.6
FYE 08/31/94                 $153.3         $148.9           $138.1
FYE 08/31/95                 $133.3         $200.5           $188.7
FYE 08/31/96                 $160.0         $226.2           $208.4

Notes:
    A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
    B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
    C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
    D.  The index level for all series was set to $100.00 on 08/30/91.

                        INFORMATION CONCERNING LEXALITE

                                    BUSINESS

General
-------

     LexaLite International Corporation was incorporated in Michigan in 1963 and subsequently reincorporated in Delaware. LexaLite designs, manufactures and markets plastic optical components (refractors and reflectors), and other molded plastic products.

     The principal executive office of LexaLite is located at 10163 US 31 North, Charlevoix, Michigan 49720-0498, and its telephone number is (616) 547-6584.

Products
--------

     The original products of LexaLite were plastic lamp covers for street lights, used to replace glass covers which were subject to vandalism. Subsequently, LexaLite developed prismatic lenses, refractors and reflectors molded from clear plastic, which are used in commercial and industrial lighting fixtures and in similar applications such as lighted navigational aids, traffic signals and vehicles. On a selective basis, LexaLite also makes non-optical molded plastic products.

     Most of the products are injection molded from optical grade polycarbonate or acrylic. The principal advantages of the products made by LexaLite over more traditional glass or metal components are lighter weight, superior optical performance and in certain instances, lower cost. The design of optical components is very specialized, and LexaLite has developed an elite capability in this field. Additionally, LexaLite has an excellent tool manufacturing department which is necessary because tooling for injection molding is complex and must be manufactured to close tolerances.

Research and Development
------------------------

     LexaLite has consistently invested heavily in research and development of products and manufacturing methods. For the years ended June 30, 1994, 1995 and 1996, LexaLite spent $554,000, $671,000 and $885,000, respectively, on research and development. This activity is conducted at two facilities, located and staffed separately from the corporate headquarters:

     Lighting Research Center ("LRC"). The staff at LRC designs optical surfaces using computer aided design techniques. Prototypes of products are fabricated and photometric performance testing is conducted in one of the best equipped lighting test facilities in the world.

     LexaLite Scientific Center ("LSC"). This facility was created in 1994 to develop confidential products and methods. Currently, LexaLite is developing components for an innovative high-performance flat-screen display under contract to a unit of AlliedSignal. LexaLite is also developing an automated vapor-deposition coating process for its own use, which is expected to materially reduce the cost and increase the photometric performance of development plastic "canister" components to be used in recessed lighting fixtures. If successful, this product could result in a significant increase in LexaLite sales because these components are generally made of metal by others.

     Injection molds or tools are made by a LexaLite division known as Charlevoix Tool and Engineering ("CTE") which both contracts outside and has expert toolmakers on staff. CTE is located at the main plant in Charlevoix, Michigan.

Manufacturing
-------------

     LexaLite has developed elite injection molding capability. Products are made on modern molding machines which range from 28 to 1500 tons clamping force. Ancillary equipment and special operations include automatic resin feed systems, two color molding, insert molding, robotics, painting, vacuum deposition coating with reflective metallic films, assembly, packaging and warehousing. LexaLite operates on a just-in-time system with many of its customers and inventories are managed to minimal levels. Inventory turns approximately 17 times a year. All of LexaLite's manufacturing plants are registered to ISO 9002.

Marketing
---------

     The majority of LexaLite's sales are to OEM lighting fixture manufacturers. LexaLite seeks to maintain a "strategic partnership" relationship with its customers and has a direct sales force of seven persons who operate out of two manufacturing plants in Michigan and Tennessee. Additionally, LexaLite sells some product through commissioned sales representatives in selected geographic areas and business situations, including international.

     For the year ended June 30, 1996, 91% of sales were made directly and 9% of sales were through commercial manufacturers' representatives. LexaLite differentiates between product sales and sales of tooling. Of product sales for June 30, 1996, 50.4% of sales were of products made from LexaLite proprietary tooling, 31.5% were of optical components manufactured for a single customer using tooling owned by others, and 14.6% of product sales were of non-optical components. Sales of all optical components are considered strategic. The non-optical products are manufactured to expand the business relationship with customers for strategic products or to balance the utilization of manufacturing capacity.

     LexaLite products are installed in high-bay manufacturing plants, warehouses, retail stores, gasoline stations, parking lots, and other types of buildings, in traffic signals, marine navigation aids and vehicles. Because the products are components, they are virtually always sold to OEM manufacturers. These include major industrial companies such as Hubbell, Lithonia division of National Service Industries, Inc., Cooper, Thomas Industries, and GE as well as many less well recognized companies. For the year ended June 30, 1996, LexaLite had 322 active accounts. Sales to the largest five customers were 15.4%, 12.8%, 9.6%, 8.5% and 3.6% of product and tooling sales, respectively. Product sales comprise 92.6% of total net sales. These customers have all been active accounts for more than ten years. Sales outside the United States were 8.2% of total sales.

     Sales are somewhat related to commercial building construction but are generally not seasonal.

Raw Materials
-------------

     LexaLite purchases pelletized resins from major suppliers such as Bayer, GE Plastics, ICI and others. Certain of these resins may be in short supply from time to time, but LexaLite has been able to obtain an adequate supply of resin during such periods to meet its manufacturing commitments, because it is a significant consumer of the materials. LexaLite believes it is one of the largest users of optical grade polycarbonate and acrylic in the world. Occasionally, LexaLite uses smaller quantities of other resins such as ABS, polypropylene and nylon.

Backlog
-------

     Since LexaLite's lead time for producing components is only two to four weeks, backlog is usually minimal and typically represents approximately one and one-half (1.5) months of product sales. The backlog of orders for tooling, as opposed to products, the lead time for which is four to ten months, varies widely. At June 30, 1996, the backlog of firm orders for new tooling was $804,000, approximately six months of planned tooling sales. Tooling sales typically are about 3.5% of product sales.

Competitive Conditions
----------------------

     A significant number of custom injection molders, some of which are larger than LexaLite, make optical components. Management believes that none of these companies regards optical components as a strategic business focus and none has developed optical design expertise to a significant extent. On the other hand, virtually all of LexaLite's customers have both optical design capability and injection molding machines and also conduct operations for themselves which LexaLite regards as within its strategic activity.

Patents, Trademarks and Licenses
--------------------------------

     LexaLite has numerous domestic and foreign patents, some of which are believed by management to protect commercial products from imitative competition.

     LexaLite develops many products independently for sale to multiple customers. Products are also developed jointly with specific instructions under various arrangements which could include exclusivity, a license to LexaLite to make sales to third parties or other special agreements. The consultative nature of these development efforts is part of the strategic value-added nature of LexaLite's business and the confidentiality of these activities is ardently maintained.

Compliance with Environmental Regulations
-----------------------------------------

     LexaLite monitors environmental compliance via a full-time environmental engineer, reporting directly to a vice-president. LexaLite believes that it is in compliance with all requirements set forth by the E.P.A. and the states of Michigan and Tennessee relating to air quality, water quality and hazardous waste management and disposal.

Legal Proceedings
-----------------

     LexaLite was not a party to any material pending or threatened litigation at June 30, 1996.

Employees
---------

     At June 30, 1996, LexaLite had approximately 100 salaried and 168 hourly employees, none of whom is represented by a labor union. LexaLite considers its relationship with its employees to be excellent. The headquarters is located in a small town in Northwest Michigan with a limited labor pool, and is one of the largest employers in the area. Occasionally, LexaLite has had to recruit individuals for key positions from outside the area and has incurred some delays in filling these positions. In 1985, LexaLite opened a branch plant near Nashville, Tennessee, in an area which, at the time, had a labor surplus. Subsequently, a number of other employers have opened plants in that area and management does not currently consider a labor surplus to exist there.

Facilities
----------

     LexaLite owns four separate facilities. The original plant and corporate headquarters which has been expanded several times over the years, comprises 94,000 square feet of manufacturing and office space on 14 acres of land on the shore of Lake Michigan in Charlevoix, Michigan. The LexaLite Research Center comprises 14,700 square feet of office, testing and light manufacturing area on three-quarters of an acre of land in Charlevoix, Michigan. The LexaLite Scientific Center comprises 27,500 square feet of office and manufacturing area on 11 acres of land in a business park in Charlevoix, Michigan. The facility was constructed with utilities in place so that it can be modularly expanded as required. The Tennessee plant comprises 55,000 square feet of office and manufacturing area on 24 acres of land in Dickson, Tennessee. Substantially all of LexaLite's properties are pledged to secure debt. The LexaLite Scientific Center was built with the proceeds of a Michigan Industrial Revenue Bond.

                        LEXALITE SELECTED FINANCIAL DATA

                              (in thousands)

     The selected financial data set forth below for the three years ended June 30, 1994, 1995 and 1996 has been derived from the audited financial statements of LexaLite included elsewhere herein. The selected financial data set forth below for the two years ended June 30, 1992 and 1993, has been derived from the unaudited financial statements of LexaLite and, in the opinion of management, includes all adjustments necessary for a fair presentation of the results for such periods. The selected financial data set forth below should be read in conjunction with those financial statements (including the notes thereto) and with the "LexaLite Management's Discussion and Analysis of LexaLite's Results of Operations and Financial Condition" also included elsewhere herein.

STATEMENT OF INCOME DATA:                              FISCAL YEARS ENDED JUNE 30,
-------------------------                  -------------------------------------------------
                                            1992      1993       1994       1995      1996
                                           -------   -------   --------   --------   -------
 Net sales...............................  $17,584   $22,210   $26,771    $33,235    $36,089

 Cost and expenses:
   Cost of sales.........................   13,496    16,346    20,100     25,321     26,964
   Selling, general and administrative...    2,348     3,490     3,833      4,518      5,002
   Research and development..............      387       413       554        671        884
   Interest - net........................      434       433       483        563        721
   Other expense.........................       93       180       (13)       (62)       (33)
                                           -------   -------   -------    -------    -------
   Total costs and expenses..............   16,758    20,862    24,957     31,011     33,538

Income before provision for
  income taxes..........................       826     1,348     1,814      2,224      2,551
Provision for income taxes..............       334       624       631         80        963
                                           -------   -------   -------    -------    -------
Net income..............................   $   492   $   724   $ 1,183    $ 1,422    $ 1,588
                                           =======   =======   =======    =======    =======
Depreciation and amortization
  included in costs, above..............   $   939   $   983   $ 1,168    $ 1,632    $ 1,773

BALANCE SHEET DATA:
-------------------

                                                              JUNE 30,
                                           -------------------------------------------------
                                             1992     1993      1994        1995      1996
                                           -------   -------   -------    -------    -------
Assets..................................   $10,000   $12,388   $17,147    $23,388    $24,109
Working capital.........................     1,613     2,549     2,249      3,060      3,599
Long-term debt..........................     3,343     4,087     5,670     10,490      8,264
Shareholders' equity....................   $ 4,192   $ 4,774   $ 5,983    $ 7,714    $ 9,505

               LEXALITE'S MANAGEMENT'S DISCUSSION AND ANALYSIS OF
            LEXALITE'S RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations
---------------------

          Net Sales. For the fiscal year ended June 30, 1996, net sales increased approximately 8.6%. A reduction in sales to one customer of non-optical components of $463,000 was more than offset by increases in sales of proprietary lighting products and revenues from design and development services. Sales of the proprietary "800 Series" products, large scale refractors for high-bay lighting fixtures, increased $2.4 million or 36% during 1996. Revenues from design and development services increased $425,000 or 94% in 1996.

          In 1995, net sales increased approximately 24.1%. Sales to the lighting industry as well as sales of consulting and development services, accounted for the increase. Sales of the "800 Series" products increased $2.4 million or 52% in 1995.

          Gross Margin. Gross margin as a percent of sales was 25.3%, 23.8% and 24.9% in the respective years. The modest decline in 1995 margins versus 1994 reflects increased resin prices that could not be immediately passed on to customers offset partially by the favorable impact of higher volumes on overhead allocation. The slight improvement in 1996 reflects the favorable impact of increased revenues in the higher margin proprietary products and service lines mentioned above.

          Operating Expenses. As a percentage of sales, selling, general and administrative expenses remained relatively stable at 13.9%, 13.6% and 14.3% in 1996, 1995 and 1994, respectively. The decline in selling, general and administrative expenses as a percentage of sales in 1995 reflects LexaLite's increased sales which outpaced increases in operating expenses in that year.

          Research and development costs were 2.5%, 2.0% and 2.1% of sales in 1996, 1995, and 1994, respectively. The increase in 1996 is attributable to LexaLite's investment in LexaLite Scientific Center which was opened in the beginning of 1996.

          Interest Expense. In 1996, interest expense was $721,000, an increase of $158,000 from 1995, reflecting an increase in debt assumed to expand the LexaLite Scientific Center. Approximately $185,000 of interest costs were capitalized in 1995 during the construction of the facility. Approximately 53% of the debt is comprised of Michigan Industrial Revenue Bonds which bear an average interest rate of approximately 6%, substantially below commercial lending rates.

          Income Taxes. The effective tax rates were 37.7%, 36.1% and 34.8% in 1996, 1995, and 1994, respectively. The variance from the federal statutory rate is primarily due to the effect of state income taxes.

          Net Income. In 1996, LexaLite reported net income of $1,588,000 or 4.4% of sales versus $1,422,000 or 4.3% of sales in 1995, and $1,183,000 or 4.4%
of sales in 1994.  Improvements in net income are primarily volume related.

Liquidity and Capital Resources.
--------------------------------

          During 1996, working capital increased $539,000, or 18%. The current ratio remained constant at 1.6 and the quick ratio remained at 1.2 for 1996 and 1995.

          LexaLite's most important sources of liquidity are cash provided by operating activities and credit arrangements with a bank. Cash flow from operations has been $3,327,000 and $2,754,000 during 1996 and 1995, respectively. In addition, LexaLite has available credit facilities totaling $4,250,000. Plans for capital additions of approximately $2,600,000 in 1997 are anticipated to be financed through cash flows from operations and the existing credit facilities.

          If LexaLite were to increase its expansion of facilities and its sales were to continue to grow as they have in the last three years, LexaLite would approach its debt capacity, in which case an alternate source of funds would have to be developed. Management believes the proposed merger with Summa could provide the opportunity to raise additional equity capital for the future.

Inflation
---------

          Over the recent year, LexaLite has experienced pricing pressures on certain plastic resins. LexaLite has been relatively successful in negotiating price contracts with its vendors as well as passing on a portion of the price increases to its customers. Management does not expect inflation to have a significant impact on LexaLite's future gross margins.

                             MANAGEMENT OF LEXALITE

Executive Officers and Directors
--------------------------------

     The following table sets forth certain information concerning LexaLite's executive officers and directors:

     NAME                      POSITION                                  AGE
     ----                      --------                                  ---

     Arthur R. Marshall        Chairman of the Board                      75

     Josh T. Barnes            Chief Executive Officer, and Director      68

     Wilfred G. Cryderman      Director                                   73

     Ann R. Kendall            Director                                   72

     Stanley Lundsten          Director                                   84

     John Altman               Director                                   58

     Thomas M. Phillips        President, Director                        56

     Patricia A. DeYoung       Chief Administrative Officer, Secretary    42
                               and Director

     Sherwood Mitter           Treasurer and Director of Corporate        46
                               Finance


     Arthur R. Marshall was an original investor in LexaLite and has been a director since 1963. He has owned several businesses, some jointly with Mr. Cryderman. Mr. Marshall is retired.

     Josh T. Barnes is the founder of LexaLite and has been the entrepreneurial driving force behind its growth and success and has been a director since 1963. Prior to forming LexaLite in 1963, Mr. Barnes and Stanley Lundsten were associated as product developers and sales representatives for various thermoset and thermoplastic manufacturers. Mr. Barnes is a registered professional mechanical engineer (Michigan), holds degrees from Lawrence Institute of Engineering (Civil) and the U.S. Army Corps of Engineers Officer Training School. Mr. Barnes is a member of the Illuminating Engineering Society, the Society of Plastic Engineers and holder of several lighting related patents. He has long been active in the community and is currently Mayor of Charlevoix.

     Wilfred G. Cryderman was an original investor in LexaLite and has been a director since 1963. He has owned several businesses, some jointly with Mr. Marshall. Mr. Cryderman is retired, although he has worked as an independent consultant (dba Imcon) to manufacturing for the past several years.

     Ann R. Kendall received her stock holdings through a marriage dissolution settlement, and has been on the LexaLite Board of Directors since 1974. Ms. Kendall is a retired librarian from a private school, Detroit Country Day, in Birmingham, Michigan.

     Stanley Lundsten was an original investor in LexaLite and has been a director since 1963. Mr. Lundsten owned Lundsten Plastics and is currently retired.

     John Altman holds degrees that include a BA and an Honorary Doctorate of Humane Letters from Miami University. He is also a graduate of Fuller Theological Seminary and the Harvard Graduate School of Business Management program. He was previously sole owner, founder, partner or significant shareholder in six businesses, including co-founder of Continental Polymers. A member of the LexaLite Board of Directors since 1994, Dr. Altman has had a long-standing business relationship with LexaLite.

     Thomas M. Phillips joined LexaLite in 1992 as its President and was elected to the Board of Directors in 1994. He is a graduate of the University of Wisconsin. His extensive career in quality control, manufacturing management and general management includes assignments at American Motors Corporation, Sheller Globe Corporation, The Becker Group and Signet Industries. Mr. Phillips is President of the Charlevoix Chamber of Commerce and Vice President of the Northwest Michigan Industrial Association.

     Patricia A. DeYoung joined LexaLite in 1979 as an administrative secretary and has assumed increased responsibility throughout her tenure. She has been Corporate Secretary of LexaLite since 1988, and in 1990, she was elected to the Board of Directors. Ms. DeYoung is Chairperson of the Northwest Michigan Industrial Association Workers Compensation Fund.

     Sherwood A. Mitter joined LexaLite in November 1994 as Director of Corporate Finance and Treasurer. Ms. Mitter is a graduate of Ferris State University with a Bachelor of Science degree in Accounting. She also attended and taught at Northwestern Michigan College, where she earned two (2) Associate of Applied Science degrees. Ms. Mitter is a C.P.A., certified in the State of Michigan since 1989. Her prior position was In Charge Accountant with a local C.P.A. firm.

Compensation of Officers and Directors
--------------------------------------

     The following summary compensation table sets forth the information regarding compensation for services in all capacities paid or accrued for the fiscal years indicated by LexaLite to its Chief Executive Officer, President and Chief Administrative Officer. No other executive officer of LexaLite received cash compensation in excess of $100,000 for the fiscal year ended June 30, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                         LONG-TERM COMPENSATION
                                                                   ---------------------------------
                                     ANNUAL COMPENSATION                   AWARDS            PAYOUTS
                              -----------------------------------  -----------------------   -------
                                                                                             L/TIP
NAME AND                               SALARY     BONUS    OTHER    STOCK AWARDS    OPTIONS  PAYOUTS       ALL OTHER
PRINCIPAL POSITION            YEAR       $          $        $           $(1)          #        $         COMPENSATION
------------------            ----    -------    ------   -------   ------------   --------  -------      -------------
Josh T. Banes, Chief          1996     60,000    64,248     -0-           -0-        3,500     -0-        168,918(2)(3)
Executive Officer

Thomas M. Phillips,           1996    102,000    76,516     -0-         125,619       -0-     83,453       53,804(3)
President

Patricia A. DeYoung,          1996     60,000    51,977     -0-          94,219      2,500    18,588       23,083(3)
Chief Administrative
Officer

-----------------------------

(1) Includes the dollar value of shares of LexaLite Common Stock awarded under Stock Award Bonus Plan described below.
(2) Includes consulting fees and commission to Business Activities Corporation for the fiscal year ended June 30, 1996.
(3) Includes for the fiscal year ended June 30, 1996 (i) matching contributions by LexaLite under the LexaLite 401(k) Profit-Sharing Plan, including $8,189 and $6,500 for Mr. Barnes and Ms. DeYoung, respectively, (ii) matching contributions by LexaLite under the LexaLite Cafeteria Plan for insurance premium payments, including $2,906, $3,399 and $3,034 for Mr. Barnes, Mr. Phillips and Ms. DeYoung, respectively, (iii) amounts allocated under the LexaLite Employee Stock Ownership Plan, including $3,360, $3,391 and $3,453 for Mr. Barnes, Mr. Phillips and Ms. DeYoung, respectively, (iv) imputed income from premiums paid by LexaLite for term life insurance maintained by LexaLite, including $1,890, $675 and $86 for Mr. Barnes, Mr. Phillips and Ms. DeYoung, respectively, and (v) amounts paid to participants in the Stock Award Bonus Plan to pay withholding taxes relating to shares awarded, including $46,339 and $10,010 for Mr. Phillips and Ms. DeYoung, respectively.

    All non-employee Directors are paid $5,000 per year, payable $1,250 per quarter, which includes the cost of travel to meetings held within the state in which the Director is then residing, and otherwise is in addition to the actual costs of travel to and from meetings. A fee of $1,250 applies to any special meetings or to meetings that exceed four (4) in any calendar year.

Employment Arrangement
----------------------

    Josh T. Barnes currently serves as Chief Executive Officer of LexaLite on terms and conditions adopted by LexaLite's Board of Directors as of September 17, 1993. These resolutions confirm Mr. Barnes as an "at-will" employee of LexaLite and grant both Mr. Barnes and LexaLite the right to terminate his employment at any time. In the resolutions, a salary for Mr. Barnes of $60,000 per year is established, subject to annual review by LexaLite's Board of Directors, and reimbursement of his necessary costs and expenses, including the costs of suitable transportation, is authorized. In addition, the terms under which Mr. Barnes will be paid incentive annual bonuses are set forth. LexaLite is not obligated to provide Mr. Barnes any specific severance compensation in the event his employment is terminated by either Mr. Barnes or LexaLite, except that his salary and benefits would continue for six months following termination. However, the resolutions state that each party expects that the manner, notice and terms of termination of Mr. Barnes' employment would recognize the many years of Mr. Barnes' service to LexaLite. For a description of certain modifications to these arrangements which will become effective upon consummation of the Merger, see "Description of the Proposed Merger - Interests of Certain Persons in the Merger." In addition, Mr. Barnes has entered into a Non-Compete Agreement with LexaLite, which will be triggered by and survive the termination of his employment with LexaLite. See "Management of LexaLite - Certain Transactions." The Non-Compete Agreement will also be modified in connection with the Merger. See "Description of the Proposed Merger - Interests of Certain Persons in the Merger."

Stock Award Bonus Plan
----------------------

    The Board of Directors of LexaLite has established a Stock Award Bonus Plan, the purpose of which is to permit grants of shares to key officers of LexaLite, as a means of retaining and rewarding them for long-term performance and to increase their ownership in LexaLite. Shares awarded under the Plan are based on discretionary percentage of aggregate stock value growth, as defined by the Plan. The awards vest in three annual installments and are paid in the form of stock and cash. For the fiscal year ended June 30, 1996, an aggregate of 20,893 shares of LexaLite's Common Stock was granted to three key executives including 8,357 shares granted to Mr. Phillips and 6,268 shares granted Ms. DeYoung. In July 1996, non-qualified stock options to purchase 54,000 shares of Common Stock at the price of $9.00 per share were granted to four key executives in consideration of the termination of the Stock Award Bonus Plan described herein, including options to purchase 15,000, 15,000, 12,000 and 12,000 shares were granted to Mr. Barnes, Mr. Phillips, Ms. DeYoung and Ms. Mitter, respectively. The options will vest over a period of four years provided the key executives continue to serve as employees or consultants to LexaLite.

Stock Options
-------------

    LexaLite has two existing stock option programs, the intent of which is to retain and reward key employees for their performance and also to provide a means for ownership outside the ESOP. The original plan, a non-qualified stock option plan, has only one remaining open grant. In November 1993, the Board authorized options as of January 1994 to be granted to key employees. Options are exercisable beginning three years from the effective date of the grant for a period of six months. Options were granted at $5.89/share, the per share price at the time of the option grant. A total of 29,000 shares were granted to key employees, and as of October 14, 1996, 24,500 option shares were outstanding. Ms. DeYoung was granted an option to purchase 2,500 shares. No options were granted to Mr. Barnes or Mr. Phillips.

    In November 1995, the Board ratified a ten-year option plan pursuant to which qualified options to purchase up to an aggregate of 100,000 shares of LexaLite's Common Stock may be granted to certain key employees, effective January 1995. Options are exercisable beginning three years from the effective date of the grant for a period of six months. Options were granted effective at $7.85/share, the per share price at the time of the option grant. A total of 6,050 shares were granted to 15 employees, and as of October 14, 1996, 6,050 option shares were outstanding. Mr. Barnes was granted an option to purchase 1,000 shares at $8.64/share, a price which was 110% of the per share price at time of grant due to his percentage ownership LexaLite. No options were granted to Mr. Phillips or Ms. DeYoung.

    In May 1996, the Board approved a second grant under the qualified stock option plan for key employees effective January 1996. Options were granted at $8.48/share, the per share price at the time of the option grant. A total of 20,000 shares were granted to 30 employees, and as of October 14, 1996, 20,000 option shares were outstanding. Mr. Barnes was granted an option to purchase 2,500 shares at $9.33/share, a price which was 110% of current per share price at time of option grant due to his percentage ownership LexaLite. No options were granted to Mr. Phillips or Ms. DeYoung.

    For a description of certain options granted in connection with termination of LexaLite's Stock Award Bonus Plan, effective July 1, 1996, in anticipation of the Merger, see "Stock Award Bonus Plan."

Certain Transactions
--------------------

    Josh T. Barnes, LexaLite's Chief Executive Officer, owns and operates Business Activities Corporation (B.A.C.), a Michigan corporation. LexaLite pays commissions to B.A.C. for sales of "800 Series" proprietary product, pursuant to a Design and Consulting Agreement effective January 1, 1993. LexaLite paid B.A.C. commissions of $85,000, $107,000, and $131,000 for the fiscal years 1994, 1995 and 1996, respectively. In the opinion of the management of LexaLite, the commissions paid to B.A.C. are comparable to those that could be arranged with an unrelated party.

    Mr. Barnes currently has a Non-Compete Agreement with LexaLite to become effective in the event of termination of employment and/or the Consulting Agreement between LexaLite and B.A.C. This Agreement provides for payments equal to the higher of (1) the amount then currently being paid by LexaLite for similar covenants; (2) the amount last paid for such covenants if none now exist or; (3) $3,500 per month, payable the first day of each month. The Agreement expires ten (10) years following the date of the first such payment. For a description of modifications to the Non-Compete Agreement that will become effective upon consummation of the Merger, see "Description of the Merger - Interests of Certain Persons in the Merger."

    Arthur R. Marshall, a Director and Chairman of the LexaLite Board of Directors, currently is paid $30,000 annually, in monthly payments, pursuant to a Non-Compete Agreement originally effective in 1989 and renewed annually thereafter. Mr. Marshall's Non-Compete Agreement will terminate upon consummation of the Merger.

    Wilfred G. Cryderman, a Director, is currently paid $30,000 annually, in monthly payments, pursuant to a Non-Compete Agreement originally effective in 1989 and renewed annually thereafter. Mr. Cryderman's Non-Compete Agreement will terminate upon consummation of the Merger.

    Deakin Business Services (D.B.S.) provides cleaning services to the LexaLite office facilities located in Charlevoix, Michigan. As outside contractors, the D.B.S. contracts are competitively bid annually and subject to only reasonable notice for termination. Thomas M. Phillips, President of LexaLite, has a relationship by marriage to the ownership of D.B.S. (parent of spouse).

    Patricia A. DeYoung, Chief Administrative Officer of LexaLite, owns Austrasia Export Corporation, originally started in 1980 by Josh T. Barnes (C.E.O.) and ultimately sold to Ms. DeYoung. Austrasia has a Sales Representation Agreement with LexaLite for certain non-O.E.M. sales not otherwise serviced by LexaLite, paying list price to LexaLite for products sold to these selected customers. Sales for fiscal years 1995 and 1996 were $32,843 and $11,674, respectively.

Employee Stock Ownership Plan
-----------------------------

    LexaLite has an Employee Stock Ownership Plan, the primary purpose being to provide retirement benefits to substantially all of its employees. Benefits are payable in the form of LexaLite's Common Stock, which under specific conditions LexaLite is obligated to repurchase. LexaLite provides a discretionary contribution to the ESOP as determined by the Board of Directors which is then allocated to the participants' accounts annually based on hours of service, compensation and vesting parameters. An employee typically becomes 100% vested following five years of service. In fiscal year 1995, the total company contribution to the Plan was $278,000. In fiscal year 1996, the total company contribution to the Plan was $143,000, with 191 active participants.

    The LexaLite ESOP is administered by an Administrator, currently Josh T. Barnes, the Chief Executive Officer and a director of LexaLite. NBD Bank, N.A., serves as the trustee of the ESOP Trust, which holds shares of LexaLite Common Stock for the ESOP. The trustee has voting and limited investment power over shares held by the ESOP Trust that have not been allocated to individual accounts. The Administrator has the power to direct the trustee as to the voting of shares held by the ESOP Trust that have not been allocated to individual accounts. The Administrator has the power to direct the trustee as to the voting of shares held by the ESOP Trust that have not been allocated to individual accounts. In addition, the Administrator has the power to direct the trustee as to the voting of shares held by the ESOP Trust that have been allocated to individual accounts unless the ESOP Trust receives a loan or other extension of credit to purchase LexaLite Common Stock or more than 10% of the ESOP's assets are invested in LexaLite Common Stock, in which event participants have the right to vote the shares allocated to their accounts on any corporate matter involving the merger, consolidation, recapitalization, reclassification, liquidation or dissolution of LexaLite or the sale of substantially all of LexaLite's assets or any similar transaction. The trustee and the Administrator disclaim beneficial ownership of shares held by the ESOP Trust (except shares allocated to the person's individual account under the ESOP), and the ESOP shares are not reported as beneficially owned by the trustee or the Administrator as individuals unless the shares have been allocated to the person's individual account under the ESOP.

    The LexaLite ESOP currently provides that the right of participants to receive cash (determined in accordance with a specified formula) in lieu of shares of LexaLite's Common Stock will terminate if the shares owned by the ESOP trust were publicly traded, a circumstance that would result upon issuance of registered shares of Summa's Common Stock in exchange therefor as a consequence of the Merger. However, the Reorganization Agreement specifies that the LexaLite ESOP will be modified following the Merger to provide current participants who receive distributions of shares of stock pursuant to the provisions of the ESOP during the three full years following the Merger with the option to cause the ESOP to purchase the shares of Summa's Common Stock issued for their respective accounts as a consequence of the Merger at a price determined in accordance with the existing formula, rather than receive a distribution of the shares which must then be sold in the public marketplace.
In addition, the Reorganization Agreement provides that the shareholders of Summa will be asked to approve the adoption by Summa of the LexaLite ESOP, modified as described above and as may further be required, in order to permit the employees of Summa and its other operating subsidiaries to participate therein in accordance with such provisions for contribution as may be adopted by the respective boards of directors of Summa and its other operating subsidiaries, to provide that future contributions thereto may be made either in cash or in shares of Summa's Common Stock, and to authorize the ESOP to borrow money for the purchase of Common Stock either in the public market or directly from ESOP participants. Accordingly, by approving the Merger the shareholders of Summa will also approve the adoption by Summa of the LexaLite ESOP as a Summa ESOP, modified as summarized above.

401(k) Plan
-----------

    LexaLite has adopted a Section 401(k) Plan benefitting substantially all employees in compliance with relevant ERISA regulations. The Plan allows employees to defer specified percentages of their compensation, as defined, in a tax-exempt trust. LexaLite is required to make matching contributions, as defined, to the Plan and may make additional profit-sharing contributions at the discretion of the Board of Directors. The total LexaLite contribution to all employees' 401(k) accounts in fiscal 1996 was $289,500.

Limitation of Directors' and Officers' Liability and Indemnification
--------------------------------------------------------------------

    As permitted by Delaware law, LexaLite's Certificate of Incorporation eliminates, with certain exceptions, the personal liability of a director to the corporation or its stockholders for monetary damages for breach of the director's fiduciary duty as a director. A director's monetary liability is not limited, however, with respect to (a) breaches of the director's duty of loyalty to the corporation or its stockholders; (b) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (c) unlawful dividends, stock repurchases or redemptions; or (d) transactions from which the director received an improper personal benefit. A LexaLite director's monetary liability also is not limited with respect to violations of federal or state securities laws. The limitations on director liability included in LexaLite's Certificate of Incorporation do not affect the availability of non-monetary remedies such as injunctive relief or rescission.

    LexaLite's Bylaws provide that LexaLite must indemnify its directors, officers, employees and agents to the fullest extent permitted by Delaware law. Delaware generally permits indemnification of expenses incurred in the defense or settlement of a derivative or third-party action, provided there is a determination by a majority vote of disinterested directors (even though less than a quorum) or, if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion, or by the stockholders, that the person seeking indemnification acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to a criminal proceedings, which he had no reasonable cause to believe his conduct was unlawful. Without court approval, however, no indemnification may be made in respect of any derivative action in which the person is adjudged liable to the corporation. Delaware law requires indemnification of expenses when the individual being indemnified has successfully defended the action on the merits or otherwise. LexaLite's Bylaws provide that its indemnification requirements are not exclusive of any other rights to which an indemnified person may be entitled under any Bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in the indemnified person's official capacity and as to action in another capacity while a director, officer, employee or agent of LexaLite. LexaLite's Bylaws further provide that its indemnification requirements continue with respect to a person who has ceased to be a director, officer, employee or agent of LexaLite and will inure to the benefit of the heirs, executors and administrators of that person.

                          ELECTION OF SUMMA DIRECTORS

    In the event that the shareholders of Summa approve the Merger, Summa's current Board of Directors will nominate three (3) individuals, Michael L. Horst, James R. Swartwout, and Josh T. Barnes, for election as directors of Summa at the Summa Annual Meeting, each to serve as such for a three-year term and until their respective successors are elected and qualified. Messrs. Horst and Swartwout are both members of Summa's Board of Directors whose current terms are expiring as of the Summa Annual Meeting. Mr. Barnes is the Chief Executive Officer and a director of LexaLite. In addition, three additional incumbents, Coalson C. Morris, Karl V. Palmaer and Byron C. Roth, will be nominated for re-election by Summa's current Board of Directors of Summa at the Summa Annual Meeting, each to serve as such for a two-year term and until their respective successors are elected and qualified.

    Should the shareholders of Summa fail to approve the Merger, only the four incumbent directors whose terms are expiring as of the Summa Annual Meeting, Messrs. Morris, Horst, Swartwout, and Palmaer will be nominated by Summa's current Board of Directors for re-election at the Summa Annual Meeting, each to serve a new two-year term and until their respective successors are elected and qualified.

    In accordance with Summa's Articles of Incorporation, there will be no cumulative voting for the election of directors. Accordingly, the six nominees (if the Merger is approved) or four nominees (if the Merger is not approved), as the case may be, receiving the highest number of votes at the Summa Annual Meeting, will be elected. In the event that the Merger is not consummated for any reason, despite the approval thereof by the shareholders of Summa, the amendment of Summa's Articles of Incorporation to establish a 9-member classified board of directors will not be implemented and only the four incumbent directors whose terms are expiring will deemed to have been elected to the Summa Board of Directors, each to serve a new 2-year term.

    For additional information regarding the incumbent directors of Summa who will be nominated for re-election as directors at the Summa Annual Meeting, see "Information Concerning Summa - Management of Summa." For additional information regarding Mr. Barnes, see "Information Concerning LexaLite - Management of LexaLite. Although it is not presently contemplated that any nominee will decline or be unable to serve as a Director, in either such event, the proxies will be voted by the proxy holders for such other persons as may be designated by the present Board of Directors should any nominee become unavailable to serve.

    Section 16(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires the executive officers and directors of Summa, and persons who own more than ten percent of a registered class of Summa's equity securities, to file reports of ownership and changes in ownership (Forms 3, 4 and 5) with the Securities and Exchange Commission. Executive officers, directors and greater-than-ten-percent shareholders are required to furnish Summa with copies of all such forms which they file. To Summa's knowledge, based solely on Summa's review of such reports or written representations from certain reporting persons that no Forms 5 were required to be filed by those persons, Summa believes that during the year ended December 31, 1995, all filing requirements applicable to its executive officers, directors, and other persons subject to Section 16 of the Exchange Act were complied with.


                                 OTHER MATTERS

    Neither the Board of Directors of Summa nor the Board of Directors of LexaLite is aware of any other business to be presented for consideration at the Summa Annual Meeting or the LexaLite Special Meeting, respectively. If any other business should properly come before either meeting, the proxies will be voted in accordance with the best judgment of the proxy holders.

                                 LEGAL MATTERS

    Phillips & Haddan, Newport Beach, California, counsel to Summa, has rendered an opinion to Summa (which has been filed as an exhibit to the Registration Statement of which this Joint Proxy Statement/Prospectus is a part), to the effect that Summa's Common Stock to be issued as a consequence of the Merger will, when issued the shares as described herein, be validly issued and fully paid and nonassessable. Pointner, Joseph & Corcoran, P.C. will pass on certain legal matters in connection with the Merger for the stockholders of LexaLite.

                                    EXPERTS

    The consolidated financial statements and schedules included in this Joint Proxy Statement/Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


                            INDEPENDENT ACCOUNTANTS

    Arthur Andersen LLP served as Summa's independent certified public accountants for the fiscal year ending August 31, 1996. A representative of Arthur Andersen LLP is expected to be present at the Summa Annual Meeting, and to be available to respond to any shareholder questions directed to Arthur Andersen LLP. This representative will have an opportunity to make a statement if Arthur Andersen LLP so desires.


                             SHAREHOLDER PROPOSALS

    In order to be considered for inclusion in the Summa's proxy statement and form of proxy relating to the next annual meeting of Summa's shareholders, proposals by Summa's shareholders intended to be presented at such annual meeting must be received by the Company no later than ninety (90) days prior to October 14, 1997.

                         INDEX TO FINANCIAL STATEMENTS

SUMMA INDUSTRIES                                                                                               Page
                                                                                                               ----
Report of Independent Public Accountants...................................................................    F-1
Consolidated Balance Sheets as of August 31, 1995 and 1996.................................................    F-2
Consolidated Statements of Income for each of the three years ended
   August 31, 1994, 1995 and 1996..........................................................................    F-3
Consolidated Statements of Shareholders' Equity for each of the three years ended
   August 31, 1994, 1995 and 1996..........................................................................    F-4
Consolidated Statements of Cash Flows for each of the three years ended August 31, 1994, 1995 and 1996.....    F-5
Notes to Consolidated Financial Statements.................................................................    F-6

LEXALITE INTERNATIONAL CORPORATION

Report of Independent Public Accountants...................................................................    F-14
Balance Sheets as of June 30, 1995 and 1996................................................................    F-15
Statements of Income for each of the three years ended June 30, 1994, 1995 and 1996........................    F-16
Statements of Changes in Stockholders' Equity for each of the three years ended June 30, 1994, 1995, 1996..    F-17
Statements of Cash Flows for each of the three years ended June 30, 1994, 1995 and 1996....................    F-18
Notes to Financial Statements..............................................................................    F-19


Report of Independent Public Accountants

TO: THE BOARD OF DIRECTORS AND SHAREHOLDERS OF SUMMA INDUSTRIES

We have audited the accompanying consolidated balance sheets of SUMMA INDUSTRIES (a California corporation) and subsidiaries as of August 31, 1995 and 1996 and the related consolidated settlements of income, shareholders' equity and cash flows for each of the three years in the period ended August 31, 1996. These financial statements are the responsibilty of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SUMMA INDUSTRIES and subsidiaries as of August 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended August 31, 1996, in conformity with generally accepted accounting principles.

As discussed in Note 7 to the consolidated financial statements, effective September 1, 1993, the Company changed its method of accounting for income taxes.


                                                             ARTHUR ANDERSEN LLP

Orange County, California
October 3, 1996

SUMMA INDUSTRIES
CONSOLIDATED BALANCE SHEETS AT AUGUST 31

ASSETS                                                                     1995             1996
-----------------------------------------------------------------------------------------------------------------------------------
Current assets:
  Cash and cash equivalents                                            $   182,000      $   567,000
  Accountants receivable, net of allowance for doubtful accounts
   of $59,000 in 1995 and $51,000 in 1996                                1,396,000        1,627,000
  Inventories                                                            1,685,000        2,186,000
  Prepaid expenses and other                                               318,000          212,000
  Deferred tax assets                                                      381,000          444,000
-----------------------------------------------------------------------------------------------------------------------------------
    Total current assets                                                 3,962,000        5,036,000
-----------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost:
  Land                                                                     550,000          550,000
  Building and leasehold improvements                                    1,208,000        1,278,000
  Machinery and equipment                                                3,153,000        3,911,000
  Office furniture and equipment                                           247,000          321,000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                         5,158,000        6,060,000
  Less: Accumulated depreciation and amortization                        1,554,000        2,082,000
-----------------------------------------------------------------------------------------------------------------------------------
    Net property, plant and equipment                                    3,604,000        3,978,000
-----------------------------------------------------------------------------------------------------------------------------------
Other assets                                                                28,000        1,865,000
-----------------------------------------------------------------------------------------------------------------------------------
Net assets of discontinued operations                                    2,702,000                -
-----------------------------------------------------------------------------------------------------------------------------------
Goodwill and other intangibles, net                                        982,000          946,000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       $11,278,000      $11,825,000
===================================================================================================================================
-----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
-----------------------------------------------------------------------------------------------------------------------------------
Current liabilities:
  Revolving line of credit                                             $   938,000      $         -
  Accounts payable                                                         486,000          812,000
  Accrued salaries, wages and benefits                                     311,090          465,000
  Accrued performance payments                                             178,000          478,000
  Other accrued liabilities                                                167,000          119,000
  Income tax payable                                                             -          187,000
-----------------------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                            2,080,000        2,061,000
  Long-term debt                                                           400,000          300,000
  Deferred income taxes                                                    794,000          763,000
  Other long-term liabilities                                               74,000           57,000
-----------------------------------------------------------------------------------------------------------------------------------
    Total liabilities                                                    3,348,000        3,181,000
-----------------------------------------------------------------------------------------------------------------------------------
  Commitments and contingencies
-----------------------------------------------------------------------------------------------------------------------------------
  Shareholders' equity:
   Preferred stock, par value $.001; 5,000,000 shares authorized,
    none outstanding                                                             -                -
  Common stock, par value $.001; 10,000,000 shares authorized,
    1,541,930 and 1,603,483 shares issued and outstanding
    at August 31, 1995 and 1996, respectively.                           6,011,000        6,157,000
  Retained earnings                                                      1,919,000        2,487,000
-----------------------------------------------------------------------------------------------------------------------------------
    Total shareholders' equity                                           7,930,000        8,644,000
-----------------------------------------------------------------------------------------------------------------------------------
                                                                       $11,278,000      $11,825,000
====================================================================================================================================
The accompanying notes are on integral part of these consolidated financial statements.

SUMMA INDUSTRIES
CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED AUGUST 31,

                                                                             1994             1995              1996
------------------------------------------------------------------------------------------------------------------------------------
Net sales                                                                $10,279,000       $10,247,000       $12,742,000
Cost of sales                                                              5,510,000         5,609,000         6,487,000
------------------------------------------------------------------------------------------------------------------------------------
    Gross profit                                                           4,769,000         4,638,000         5,895,000
Selling, general and administrative expenses                               3,623,000         3,480,000         4,551,000
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
  provisions for taxes and cumulative effect
  of accounting change                                                     1,146,000         1,158,000         1,344,000
Provision for income taxes                                                   645,000           482,000           541,000
------------------------------------------------------------------------------------------------------------------------------------
Income from continuing operations before
  cumulative effect of accounting change                                     501,000           676,000           803,000
Income (loss) from discontinued operations,
  net of the effect of income tax of $79,000
  in 1994, ($12,000) in 1995 and ($186,000)
  in 1996                                                                    118,000           (28,000)         (235,000)
Cumulative effect of accounting change                                       100,000                 -                 -
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                               $   719,000       $   648,000       $   568,000
====================================================================================================================================
Income per common and equivalent share
  Income from continuing operations before
   cumulative effect of accounting change                                $       .32       $       .44       $       .50
  Income (loss) from discontinued operations,
   net of the effect of income tax                                               .08              (.02)             (.15)
  Cumulative effect of accounting change                                         .06                 -                 -
------------------------------------------------------------------------------------------------------------------------------------
Net income per common and equivalent share                               $       .46       $       .42       $       .35
====================================================================================================================================
The accompanying notes as an integral part of these consolidated financial statements.


SUMMA INDUSTRIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                            COMMON        COMMON        RETAINED      TOTAL
                                            SHARES        STOCK         EARNINGS
----------------------------------------------------------------------------------------------
Balance at August 31, 1993                  1,529,895    $5,953,000    $  552,000   $6,505,000
Cashout of odd lots                            (1,938)      (12,000)          ---      (12,000)
Management bonus                                2,000        12,000           ---       12,000
Net Income                                        ---           ---       719,000      719,000
----------------------------------------------------------------------------------------------
Balance at August 31, 1994                  1,529,957     5,953,000     1,271,000    7,224,000
Cashout of odd lots                               (27)          ---           ---          ---
Exercise of options                             7,000        34,000           ---       34,000
Management bonus                                5,000        24,000           ---       24,000
Net Income                                        ---           ---       648,000      648,000
----------------------------------------------------------------------------------------------
Balance at August 31, 1995                  1,541,930     6,011,000     1,919,000    7,930,000
Cashout of odd lots                                (2)          ---           ---          ---
Stock redeemed in exercise of stock            (5,200)      (32,500)          ---      (32,500)
 options                                       35,923       178,500           ---      178,500
Exercise of options                            30,832           ---           ---          ---
Reserved shares, acquisition of KVP               ---           ---       568,000      568,000
Net Income
==============================================================================================
Balance at August 31, 1996                  1,603,483    $6,157,000    $2,487,000   $8,644,000
==============================================================================================
The accompanying notes are an integral part of these consolidated financial statements.

SUMMA INDUSTRIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED AUGUST 31

                                                                       1994                1995                1996
------------------------------------------------------------------------------------------------------------------------
Operating activities:
Net income                                                            $   719,000         $   648,000         $  568,000
------------------------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash
  provided by (used in) operating activities:
   Cumulative effect of change in accounting principle                  (100,000)                ---                ---
   Depreciation and amortization                                         616,000             727,000            744,000
   Provision for doubtful accounts receivable                             22,000             (15,000)            53,000
   Deferred income taxes                                                     ---             327,000            (94,000)
   (Gain) loss on disposition of property and equipment                   13,000             (10,000)
   Net change in assets and liabilities, net of effects from                                                    (59,000)
    purchase of Armenco Engineering in fiscal 1994:
    Accounts receivable                                                 (644,000)             (6,000)            34,000
    Inventories                                                          349,000          (1,617,000)           (73,000)
    Prepaid expenses and other assets                                   (146,000)           (203,000)            99,000
    Accounts payable                                                    (389,000)            759,000           (114,000)
    Accrued liabilities                                                  365,000            (845,000)           419,000
------------------------------------------------------------------------------------------------------------------------
    Total adjustments                                                     86,000            (883,000)         1,009,000
------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) operating activities                     805,000            (235,000)         1,577,000
------------------------------------------------------------------------------------------------------------------------
Investing activities:
Acquisition of Armenco Engineering in fiscal 1994,
   net of cash acquired                                                 (400,000)                ---                ---
Sale of Morehouse-COWLES, Inc. in fiscal 1996,
   net of fees and of cash held by Morehouse-COWLES, Inc.                    ---                 ---            608,000
Capital expenditures:
   Purchases of property and equipment                                  (834,000)           (836,000)          (983,000)
   Cash paid for patents                                                  (3,000)            (16,000)           (21,000)
Net proceeds from the sale of equipment                                   21,000              53,000             96,000
------------------------------------------------------------------------------------------------------------------------
 Net cash used in investing activities                                (1,216,000)           (799,000)          (300,000)
------------------------------------------------------------------------------------------------------------------------
Financing activities:
Net proceeds from (payments on) line of credit                               ---             938,000           (938,000)
Payments on long term debt                                                (7,000)                ---           (100,000)
Principal payments under capital lease                                   (41,000)            (14,000)               ---
Proceeds from the exercise of stock options                                  ---              34,000            146,000
Proceeds from the issuance of common stock                                   ---              24,000                ---
------------------------------------------------------------------------------------------------------------------------
 Net cash provided by (used in) financing activities                     (48,000)            982,000           (892,000)
------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                    (459,000)            (52,000)           385,000
Cash and cash equivalents, beginning of year                             693,000             234,000            182,000
------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                           $   234,000         $   182,000         $  567,000
========================================================================================================================
Supplemental cash flow information:
Cash paid during the period for interest                             $    49,000         $    88,000         $  107,000
========================================================================================================================
Cash paid during the period for income taxes                         $   681,000         $   427,000         $  301,000
========================================================================================================================
Supplemental disclosure of noncash investing activities:
The Company received a note receivable of $1,771,000 in 1996 as partial consideration for the sale of
Morehouse-COWLES, Inc.
========================================================================================================================
The accompanying notes are integral part of these consolidated financial statements.

SUMMA INDUSTRIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED AUGUST 31, 1994, 1995 AND 1996.

1.  Description of business and summary of significant accounting policies

NATURE OF OPERATIONS

SUMMA INDUSTRIES ("SUMMA"), which was incorporated in California in 1942, currently serves as a holding company whose businesses are conducted primarily through its two wholly-owned subsidiaries, KVP Systems, Inc. and GST Industries, Inc. Summa's subsidiaries manufacture proprietary industrial components. Products include conveyor components for food manufacturing industries, aerospace actuators and firefighting components for petrochemical plants. Sales are domestic and worldwide (see Note 12).

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Company include SUMMA and its wholly-owned subsidiaries, GST Industries, Inc., KVP Systems, Inc. and Fullerton Holdings, Inc. The consolidated financial statements also include Morehouse-COWLES, Inc. (Morehouse-COWLES"), for the years ended August 31, 1994, 1995 and for the nine month period ended May 31, 1996, when Morehouse-COWLES was discontinued (see Note 15). All intercompany account balances and transactions have been eliminated in consolidation. Certain reclassifications of 1994 and 1995 amounts have been made to conform to 1996 presentations.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVENTORIES

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. Cost includes material, labor and manufacturing overhead.

PROPERTY, PLANT AND EQUIPMENT

Depreciation is charged against earnings principally using the straight-line method over the estimated useful lives of the related assets as follows:

       Building and improvements           10-20 years
       Machinery and equipment             3-15 years
       Office furniture and equipment      3-10 years
       Leasehold improvements              Lesser of remaining term of lease
                                           or estimated useful life

Maintenance, repairs and minor renewals are charged directly to expense as incurred. Additions and betterments to property, plant and equipment are capitalized. When assets are disposed of, the related cost and accumulated depreciation thereon are removed from the accounts, and any gain or loss is included in operations.

INTANGIBLE ASSETS

Intangible assets primarily include goodwill and other intangibles such as trade names, patents and customer relationships capitalized in connection with business acquisitions. Other intangibles are being amortized over their estimated useful lives of 10-17 years. Goodwill is amortized over 25 years (see
Note 6).

NET INCOME PER COMMON AND EQUIVALENT SHARE

Per share amounts are based on the weighted average number of common and equivalent shares outstanding during each year. Common equivalent shares relate to shares issuable upon the exercise of stock options (Note 11). Income per common and equivalent share is the same as fully diluted earnings per share for all years presented. Weighted average common and equivalent shares outstanding were 1,548,000, 1,553,000, and 1,603,000 for 1994, 1995, and 1996, respectively

STATEMENTS OF CASH FLOWS

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

PENDING ACCOUNTING PRONOUNCEMENTS

In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable based on the estimated future cash flows (undiscounted and without interest charges). SFAS No. 121 also requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less costs to sell. Summa plans to adopt SFAS No. 121 as of September 1, 1996 and believes the effect of adoption will not be material to the financial statements.

In October 1995, the Financial Accounting Standards Board issued SFAS No. 123 "Accounting for Stock-Based Compensation." Under SFAS No. 123, companies have the option to implement a fair value-based accounting method or continue to account for employee stock options and stock purchase plans using the intrinsic value-based method of accounting as prescribed by Accounting Principles Board
(APB) Opinion No. 25 "Accounting for Stock Issued to Employees." Entities electing to remain under APB Opinion No. 25 must make pro-forma disclosures of net income or loss and earnings per share as if the fair value-based method of accounting defined in SFAS No. 123 had been applied. SFAS No. 123 is effective for financial statements for fiscal years beginning after December 15, 1995. The Company has tentatively determined it will continue to account for stock options under APB Opinion No. 25.

2. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate:

  CASH AND CASH EQUIVALENTS - The carrying amount is a reasonable estimate of fair value. These assets consist of short term certificates of deposit and demand deposits.

  NOTE RECEIVABLE - The note receivable was received as partial consideration for the sale of all of the stock of Morehouse-COWLES. The carrying value is a reasonable estimate of fair value since the interest rate approximates long-term interest rates available on government debt securities.

  LONG-TERM DEBT - The carrying value approximates fair value since the interest rate on the long-term loan approximates the rate which is currently available to the Company for the issuance of debt with similar terms and maturities.

3.  INVENTORIES

Inventories consist of the following at August 31:

                            1995         1996
------------------------------------------------
Finished goods           $  538,000   $  713,000
Work in process              71,000       81,000
Materials and parts       1,076,000    1,392,000
                         $1,685,000   $2,186,000
================================================

4.  PROPERTY AND EQUIPMENT LEASED TO OTHERS AND RENTAL INCOME

Included in property, plant and equipment are certain land and buildings which are being leased to Morehouse-COWLES. The cost of the land is $550,000 and the cost of the building is $1,208,000 less accumulated depreciation of $916,000 at August 31, 1996. The lease is for ten years with an option for an additional five years. The monthly rent, on a "triple-net basis" is $4,000 during the first five years of the lease, increasing to $5,500 per month during the second five years of the original lease term.

5.  OTHER ASSETS

Other assets consist primarily of a note receivable for $1,771,000 received as partial consideration for the sale of all of the stock of Morehouse-COWLES. The note is subordinated to the buyers' bank credit agreement and is secured by a pledge of all of the outstanding capital stock of Morehouse-COWLES as well as by the assets of Morehouse-COWLES. Under the terms of the note, interest is due monthly at an annual rate of 7 percent until June 2001. Interest at 9 percent and amortizing principal payments will be due monthly from June 2001 through June 2006.

6. GOODWILL AND OTHER INTANGIBLES

Goodwill and other intangibles consist of the following at August 31:

                                              1995          1996
-------------------------------------------------------------------
Goodwill, representing cost in excess
 of the net assets
 of acquired businesses                    $  615,000    $  615,000
Other intangibles related to KVP              508,000       527,000
-------------------------------------------------------------------
                                            1,123,000     1,142,000
Less:  accumulated amortization              (141,000)     (196,000)
-------------------------------------------------------------------
Goodwill and other intangibles, net        $  982,000    $  946,000
===================================================================

7.  INCOME TAXES

The following table provides a reconciliation between the provision for taxes based on income included in the accompanying consolidated statements of income and the provision for taxes computed by applying the statutory income tax rate to income from continuing operations before taxes for the years ended August 31:

                                             1994       1995        1996
--------------------------------------------------------------------------
Provision for taxes at statutory rates     $390,000   $394,000    $457,000
State tax, net of  federal benefit          107,000     70,000      82,000
Effect of performance payments              126,000     26,000         ---
Other-net                                    22,000     (8,000)      2,000
Provision for income taxes                 $645,000   $482,000    $541,000
==========================================================================

The provision for income taxes consists of the following for the years ended August 31:

                                               1994       1995        1996
--------------------------------------------------------------------------
Current:
   Federal                                 $433,000   $244,000    $493,000
   State                                    140,000     81,000     142,000
--------------------------------------------------------------------------
                                            573,000    325,000     635,000
--------------------------------------------------------------------------
Deferred:                                    72,000    157,000     (94,000)
--------------------------------------------------------------------------
Provision for income taxes                 $645,000   $482,000    $541,000
==========================================================================

Effective September 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". This standard requires income taxes to be accounted for under the liability method and calculates deferred tax balances using tax rates in effect when the taxes will be paid. Included in the consolidated statement of income for the year ended August 31, 1994, is a cumulative benefit of $100,000, or $.06 per share, which represents a cumulative adjustment to recalculate deferred tax balances. Prior years' financial statements have not been restated as a result of this change.

The components of the Company's deferred tax asset (liability) at August 31, 1995 and 1996 are as follows:

                                              1995         1996
Effect of performance payments             $  40,000    $ 141,000
State taxes                                   33,000       72,000
Reserves                                     308,000      231,000
Other items                                      ---          ---
-----------------------------------------------------------------
Total deferred tax assets                    381,000      444,000
-----------------------------------------------------------------
Depreciation                                (626,000)    (636,000)
Amortization                                (147,000)    (127,000)
Other items                                  (21,000)         ---
-----------------------------------------------------------------
Total deferred tax liabilities              (794,000)    (763,000)
-----------------------------------------------------------------
Net deferred tax liability                 $(413,000)   $(319,000)
=================================================================
Changes in components of the Company's
 deferred tax balances are as follows:
Effect of performance payments             $ (69,000)   $ 101,000
State taxes                                  (24,000)      39,000
Reserves                                     114,000      (77,000)
Depreciation                                 (98,000)     (10,000)
Amortization                                  12,000       20,000
Other                                        (92,000)      21,000
-----------------------------------------------------------------
                                           $(157,000)   $  94,000
=================================================================

8.  NOTES PAYABLE AND LONG-TERM DEBT

The Company has a term loan from an officer of a subsidiary with an outstanding balance in the amount of $300,000 at August 31, 1996, secured by the Company's real estate in Fullerton, California. Interest payments on the term loan are due monthly at 8 1/2 percent. The Company paid interest on the term loan of $32,000, $32,000 and $33,000 for the years ended August 31, 1994, 1995 and 1996, respectively.

Principal payments on the term loan are due in subsequent years as follows:

          1998       $100,000
          1999        100,000
          2000        100,000
          -------------------
          Total      $300,000
          ===================

In January 1996, the Company renewed an agreement with a bank for a $2,000,000 line of credit of which none was in use at August 31, 1996. Interest is due monthly at the rate of Prime (8.25% at August 31, 1996) plus 1/4%. The line of credit is secured by all the assets of the Company and expires January 1, 1997. The line of credit requires the maintenance of certain financial ratios and minimum levels of working capital and net worth, as defined, as well as other requirements.

9.  COMMITMENTS AND CONTINGENCIES

The Company is a party to a civil lawsuit in which the plaintiffs have alleged patent infringement. The Company contends the claims are invalid, and has filed counterclaims. The case is in discovery and could go to trial during fiscal 1997. Since the case involves a number of complex factual and legal issues, it is impossible to predict the outcome or estimate the loss, if any. Although the Company believes it has a reasonable expectation of prevailing, because no accrual for the case has been established, the consequences of an adverse determination would impact the Company's financial statements.

The Company is involved in a product liability case which was dismissed. The dismissal was appealed by the plaintiff. The Company believes it has adequate product liability insurance in the event of an adverse outcome.

In connection with the acquisition of GST Industries, Inc. in fiscal 1992, the Company is required to make annual payments to former shareholders of GST related to GST's performance through October 29, 1996. Payments are equal to 75 percent of the amount by which annual operating profit of the subsidiary GST Industries, Inc. exceeds a threshold of $500,000, up to an aggregate amount of $1,500,000. Thereafter, additional consideration for covenants not to compete with the Company can be earned at the rates of 75% of the amount by which annual operating profit of subsidiary GST Industries, Inc. exceeds $500,000 up to an aggregate amount of $500,000 and thereafter, 25%, up to a cumulative aggregate amount of an additional $1,500,000. In the event that operating profit for any fiscal year does not exceed the threshold for that year, the threshold for the subsequent year will be increased by the amount of such deficit. No additional performance payments shall be earned either after the aggregate of $1,500,000 has been earned or after October 1996. No additional non-compete covenant consideration shall be earned either after the aggregate of $1,500,000 has been earned or after October 1996. Payments of $620,000, $178,000 and $478,000 were earned in fiscal 1994, 1995 and 1996, respectively. The cumulative amount earned at August 31, 1996 was $2,026,000. Of the amounts of performance payments paid, only 40 1/2% is deductible for income tax purposes. The amount of non-compete covenant consideration paid is fully tax deductible.

The Company leases office and manufacturing facilities and certain equipment under noncancelable operating leases which expire at various dates through April 2001. Rental expense charged to operations was approximately $199,000, $266,000 and $308,000 for the years ended August 31, 1994, 1995 and 1996, respectively.

The aggregate minimum future lease payments under these leases at August 31, 1996 are approximately as follows:

                   AMOUNT
                 ----------
      1997       $  281,000
      1998          229,000
      1999          223,000
      2000          219,000
      2001          143,000
                 ----------
      Total      $1,095,000
                 ==========

10.  CAPITAL STOCK

During the year ended August 31, 1996, 30,832 shares of common stock were issued to former owners of KVP Systems, Inc. The shares represented a portion of the purchase price in the July 1993 acquisition of KVP by the Company, which had been reserved but which were not issued pending the resolution of a certain lawsuit. The lawsuit was resolved during the period.

11.  STOCK OPTION PLANS AND EMPLOYEE'S BENEFIT PLANS

STOCK OPTION PLANS

The Company has adopted Stock Option Plans (the "1984 Plan", the "1991 Plan"and the "1995 Plan"), under which options to acquire an aggregate of 425,000 shares of the Company's Common Stock may be granted to key employees, directors, vendors, and consultants, as determined by the Board of Directors. The following is a summary of stock option activity for the years ended August 31:

                                                1995              1996
---------------------------------------------------------------------------
Options outstanding at beginning of year          162,750           191,250
Granted                                            42,500           121,223
Canceled                                           (7,000)          (39,077)
Exercised                                          (7,000)          (35,923)
---------------------------------------------------------------------------
Options outstanding at end of year                191,250           237,473

Exercisable                                       151,582           206,579
Option prices                              $1.50 to $6.50    $2.72 to $6.00
===========================================================================

The above table includes options issued in connection with the acquisition of KVP Systems, Inc. in July 1993. The Company granted options of 55,000 shares of stock at $5.20 to former directors and officers of KVP Systems, Inc. Of these, 33,173 were exercised during fiscal 1996 and 5,000 remained outstanding at August 31, 1996.

401(K) PLAN

The Company has employee savings and investment plans at each of its subsidiaries covering substantially all of its employees. The plans, which qualify under Section 401(k) of the Internal Revenue Code, allow employees to defer specified percentages of their compensation, as defined, in a tax-exempt trust. The Company is required to make matching contributions, as defined, by the plan and may make additional profit-sharing contributions at the discretion of the Board of Directors. The cost of the Company matching contribution is partially offset by a reduction in payroll taxes. Company contributions to the plan totaled $42,000, $81,000 and $83,000 for the years ended August 31, 1994, 1995 and 1996, respectively.

12.  SALES

Sales to the largest single customer represented 6.9%, 4.3% and 5.9% of total sales during 1994, 1995, and 1996, respectively.

Export sales by geographic area were as follows for the years ended August 31:

                                 (in thousands)
                             1994      1995       1996
        -----------------------------------------------
        Canada              $  220    $  341     $  724
        Latin America          101       ---         72
        Asia                 1,868       800        938
        Europe                 186       769        909
        Other                   56       131        125
        -----------------------------------------------
                            $2,431    $2,041     $2,768
        ===============================================

13.   BUSINESS SEGMENT INFORMATION

The following table sets forth certain information with respect to the contribution to consolidated net sales and operating income generated by the continuing businesses of the Company during each of the three years in the period ended August 31, 1996, as well as the dollar value of the assets identified to each subsidiary:

                            BUSINESS SEGMENT SUMMARY

                         Material Handling   Firefighting   Aerospace     Corporate
                            Components        Equipment     Assemblies    and Other       Total
--------------------------------------------------------------------------------------------------
                                FISCAL YEAR ENDED AUGUST 31, 1996
Net sales                       $8,124,000     $2,740,000   $1,878,000   $      ---    $12,742,000
Operating income                   850,000        327,000      391,000     (224,000)     1,344,000
Identifiable assets              5,696,000        771,000      691,000    4,667,000     11,825,000
                                FISCAL YEAR ENDED AUGUST 31, 1995
Net sales                       $6,567,000     $2,096,000   $1,584,000   $      ---    $10,247,000
Operating income                   903,000        158,000      388,000     (291,000)     1,158,000
Identifiable assets              4,554,000        683,000      669,000    5,372,000     11,278,000
                                FISCAL YEAR ENDED AUGUST 31, 1994
Net sales                       $5,061,000     $3,075,000   $2,143,000   $      ---    $10,279,000
Operating income                   591,000        260,000      435,000     (140,000)     1,146,000
Identifiable assets              3,903,000        729,000      884,000    4,483,000      9,999,000

14.  UNAUDITED QUARTERLY RESULTS

                                                        Quarters ended
---------------------------------------------------------------------------------------
                                           November      February     May        August
---------------------------------------------------------------------------------------
                                             (in thousands, except per share amounts)
Fiscal 1995:
   Net sales                                $2,376       $2,503       $2,768     $2,600
   Gross profit                              1,068        1,109        1,302      1,159
   Income from continuing operations           115          148          186        227
   Net income                                  152           99          202        195
Per Share:
   Income from continuing operations        $  .07       $  .10       $  .12     $  .15
   Net income                               $  .10       $  .06       $  .13     $  .13
=======================================================================================
Fiscal 1996:
   Net sales                                $2,839       $2,928       $3,136     $3,839
   Gross profit                              1,279        1,339        1,357      1,920
   Income from continuing operations           177          157          207        262
   Net income                                   91           22          193        262
Per Share:
   Income from continuing operations        $  .11       $  .10       $  .13     $  .16
   Net income                               $  .06       $  .01       $  .12     $  .16
=======================================================================================

15.   DISCONTINUED OPERATIONS

   On June 17, 1996, the Company completed the divestiture of its industrial process equipment subsidiary, Morehouse-COWLES, Inc. Accordingly, this business unit has been accounted for as a discontinued operation and results of its operations are segregated in the accompanying consolidated statements of income. There was no gain or loss on the disposition of Morehouse-COWLES. Interest expense of $49,000, $87,000 and $93,000 was related to discontinued operations and accordingly was allocated to discontinued operations for fiscal years 1994, 1995 and 1996, respectively. As a consequence of holding Morehouse-COWLES for sale, the assets and liabilities of discontinued operations have been classified in the consolidated balance sheets as, "Net assets of discontinued operations." Discontinued operations have not been segregated in the consolidated statements of cash flows. The preceding notes to consolidated financial statements have been revised, as necessary, to reflect the change in reporting due to discontinued operations.

  The sales from these discontinued operations were $5,555,000, $8,097,000 and $5,638,000 for the years ended August 31, 1994, 1995 and 1996, respectively.

  The components of net assets of discontinued operations included in the consolidated balance sheets at August 31, 1995 and 1996 are as follows:

                                           August 31, 1995   August 31, 1996
ASSETS
Accounts receivable, net                        $  986,000       $  ---
Inventory                                        2,372,000          ---
Prepaid expenses and other                          89,000          ---
Property and equipment, net                        388,000          ---
Goodwill and intangibles, net                      297,000          ---
                                                ----------       ------
Total assets                                    $4,132,000       $  ---
                                                ==========       ======
LIABILITIES
Accounts payable                                   703,000          ---
Accrued liabilities                                727,000          ---
                                                ----------       ------
Total liabilities                                1,430,000          ---
                                                ----------       ------
Net assets of discontinued operations           $2,702,000       $  ---
                                                ==========       ======

16.  MERGER INFORMATION

   On July 18, 1996 the Company entered into a definitive agreement to acquire all of the outstanding common stock of LexaLite International Corporation ("LexaLite"). Under the terms of the agreement, SUMMA will issue 1.5 shares of SUMMA's common stock for each share of LexaLite's outstanding common stock, subject to adjustment as provided in the agreement. The shares of SUMMA's common stock will be registered for issuance under the Securities Act of 1933. The transaction remains subject to the approval of shareholders of each company and to certain other conditions.

                    Report of Independent Public Accountants
                    ----------------------------------------


To the Shareholders and Board of Directors of LexaLite International Corporation:

We have audited the accompanying balance sheets of LEXALITE INTERNATIONAL CORPORATION (a Delaware corporation) as of June 30, 1996 and 1995, and the related statements of income, shareholders' equity and cash flows for the three years in the period ended June 30, 1996, as restated, see Note 9. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LexaLite International Corporation as of June 30, 1996 and 1995, and the results of its operations and its cash flows for the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

As explained in Note 9 to the financial statements, the Company has given retroactive effect to the change from the last-in, first-out to the first-in, first-out method of determining the cost of its inventories.


                                                ARTHUR ANDERSEN LLP

Grand Rapids, Michigan
August 15, 1996

                       LEXALITE INTERNATIONAL CORPORATION
                       ----------------------------------

                                 BALANCE SHEETS
                                 --------------

                                 AS OF JUNE 30,
                                 --------------

               ASSETS                         1 9 9 6        1 9 9 5
----------------------------------------   ------------    -----------
CURRENT ASSETS:
  Cash and cash equivalents                $    620,023    $    72,884
  Accounts receivable, less allowance
    of approximately $77,000 and $60,000
    in 1996 and 1995, respectively            6,364,820      5,385,821
  Inventories                                 1,510,553      1,586,386
  Deferred income taxes                         253,300        265,000
  Prepaid expenses and other                    425,064        329,894
                                           ------------    -----------
                                              9,173,760      7,639,985
                                           ------------    -----------

PROPERTY, PLANT AND EQUIPMENT:
  Land, buildings and improvements            8,412,041      6,297,451
  Machinery and equipment                    13,687,609     11,784,761
  Office furniture and fixtures               1,203,858      1,165,952
  Construction in progress                    1,149,616      2,107,313
                                           ------------    -----------
                                             24,453,124     21,355,477
  Less- Accumulated depreciation            (11,427,542)    (9,794,478)
                                           ------------    -----------
                                             13,025,582     11,560,999
                                           ------------    -----------


OTHER ASSETS:
  Bond proceeds held in trust                 1,071,649      3,275,928
  Cash surrender value of life
    insurance, face value of $2,400,000         622,500        555,000
  Other                                         215,260        355,715
                                           ------------    -----------
                                              1,909,409      4,186,643
                                           ------------    -----------
                                           $ 24,108,751    $23,387,627
                                           ============    ===========

             The accompanying notes to financial statements are an
                    integral part of these balance sheets.

                       LEXALITE INTERNATIONAL CORPORATION
                       ----------------------------------

                                 BALANCE SHEETS
                                 --------------

                                 AS OF JUNE 30,
                                 --------------
                                  (continued)


  LIABILITIES AND SHAREHOLDERS' EQUITY       1 9 9 6       1 9 9 5
----------------------------------------   -----------   -----------
CURRENT LIABILITIES:
  Current portion of long-term debt        $ 1,200,000   $ 1,003,000
  Accounts payable                           2,026,426     1,566,561
  Accrued expenses -
    Compensation                             1,517,689     1,373,260
    Taxes                                      134,764       295,837
    Other                                      356,423       206,637
  Billings on uncompleted tooling
   projects
    in excess of cost                          339,100       135,000
                                           -----------   -----------
                                             5,574,402     4,580,295
                                           -----------   -----------


LONG-TERM DEBT, less current portion         8,263,784    10,489,906
                                           -----------   -----------

DEFERRED INCOME TAXES                          765,300       603,900
                                           -----------   -----------


SHAREHOLDERS' EQUITY:
  Common stock, par value $1 per share,
    2,000,000 shares authorized,
     1,459,478 and 1,426,160 shares
     issued and outstanding for 1996
     and 1995, respectively                  1,459,478     1,426,160
  Additional paid-in capital                   699,252       528,979
  Retained earnings                          7,346,535     5,758,387
                                           -----------   -----------
                                             9,505,265     7,713,526
                                           -----------   -----------

                                           $24,108,751   $23,387,627
                                           ===========   ===========

             The accompanying notes to financial statements are an
                     integral part of these balance sheets.

                       LEXALITE INTERNATIONAL CORPORATION
                       ----------------------------------

                              STATEMENTS OF INCOME
                              --------------------

                          FOR THE YEARS ENDED JUNE 30,
                          ----------------------------

                                             1 9 9 6        1 9 9 5        1 9 9 4
                                           -----------    -----------    -----------
NET SALES                                  $36,088,738    $33,235,276    $26,770,782

COST OF GOODS SOLD                          26,963,328     25,321,031     20,099,640
                                            ----------     ----------     ----------

          Gross profit                       9,125,410      7,914,245      6,671,142
                                            ----------     ----------     ----------
OPERATING EXPENSES:
  Selling, general and administrative        5,001,779      4,517,922      3,833,190
  Research and development                     884,706        671,350        554,074
                                            ----------     ----------     ----------
                                             5,886,485      5,189,272      4,387,264
                                            ----------     ----------     ----------

          Income from operations             3,238,925      2,724,973      2,283,878
                                            ----------     ----------     ----------
OTHER INCOME (EXPENSE):
  Interest expense                            (721,276)      (562,711)      (482,579)
  Other, net                                    32,899         62,018         12,849
                                            ----------     ----------     ----------
                                              (688,377)      (500,693)      (469,730)
                                            ----------     ----------     ----------
          Income before provision for
            income taxes                     2,550,548      2,224,280      1,814,148

PROVISION FOR INCOME TAXES                     962,400        802,500        630,700
                                            ----------     ----------     ----------
          Net income                       $ 1,588,148    $ 1,421,780    $ 1,183,448
                                            ==========     ==========     ==========

          Earnings per share               $      1.08    $      1.00    $      0.85
                                            ==========     ==========     ==========

               The accompanying notes to financial statements are
                     an integral part of these statements.

                       LEXALITE INTERNATIONAL CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY

               FOR THE YEARS ENDED JUNE 30, 1996, 1995, AND 1994



                                                                                                  Total
                                       Common      Treasury      Additional       Retained    Shareholders'
                                       Stock        Stock      Paid-in Capital    Earnings       Equity
                                     ----------   ----------   ---------------   ----------   -------------
BALANCES July 4, 1993,
  as restated (Note 9)               $1,400,000   $(141,752)      $362,694       $3,153,159     $4,774,101
  Treasury shares reissued, net               -      25,736              -                -         25,736
  Net income, as restated
    (Note 9)                                  -           -              -        1,183,448      1,183,448
                                      ---------    --------        --------      ----------     ----------

BALANCES, June 30, 1994               1,400,000    (116,016)        362,694       4,336,607      5,983,285
  Issuance of common stock and
    tax benefit of stock
    plan transactions                    26,160           -         166,285               -        192,445
  Treasury shares reissued, net               -     116,016               -               -        116,016
  Net income, as restated
    (Note 9)                                  -           -               -       1,421,780      1,421,780
                                      ---------    --------        --------      ----------     ----------

BALANCES, June 30, 1995               1,426,160           -         528,979       5,758,387      7,713,526
  Issuance of common stock and
    tax benefit of stock
    plan transactions                    33,318           -         170,273               -        203,591
  Net income                                  -           -               -       1,588,148      1,588,148
                                      ---------    --------        --------      ----------     ----------
BALANCES, June 30, 1996              $1,459,478   $     -         $699,252       $7,346,535     $9,505,265
                                      =========    ========       ========       ==========     ==========

               The accompanying notes to financial statements are
                     an integral part of these statements.

                       LEXALITE INTERNATIONAL CORPORATION
                       ----------------------------------
                            STATEMENTS OF CASH FLOWS
                            ------------------------
                          FOR THE YEARS ENDED JUNE 30,
                          ----------------------------

                                             1 9 9 6        1 9 9 5        1 9 9 4
                                           -----------    -----------    -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                               $ 1,588,148    $ 1,421,780    $ 1,183,448
  Adjustments to reconcile net income
   to net cash
    provided by operating activities-
      Depreciation and amortization          1,773,094      1,632,023      1,167,562
      Gain on sale of assets                    (6,500)       (85,506)      (109,675)
      Deferred income taxes                    173,100        (74,000)        32,200
      Decrease (increase) in current
       assets:
        Accounts receivable                   (978,999)      (700,030)    (1,683,793)
        Inventories                             75,833        152,720       (348,578)
        Prepaid expenses and other             (95,170)       158,464         41,739
      Increase (decrease) in current
       liabilities:
        Accounts payable                       459,865         (3,057)       635,344
        Billings on uncompleted tooling
         projects in excess of costs           204,100         49,000         86,000
        Accrued expenses                       133,142        202,445        257,445
                                            ----------     ----------     ----------
          Net cash provided by
           operating activities              3,326,613      2,753,839      1,261,692
                                            ----------     ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures                      (3,199,322)    (3,813,536)    (3,188,423)
  Net decrease (increase) in unexpended
   industrial revenue bond proceeds          2,204,279     (3,275,928)             -
  Decrease (increase) in other assets          102,100       (310,197)        14,847
  Proceeds from sale of assets                   6,500        141,863         52,465
  Increase in cash surrender value of
   life insurance                              (67,500)       (67,000)       (74,764)
                                            ----------     ----------     ----------
          Net cash used for investing
           activities                         (953,943)    (7,324,798)    (3,195,875)
                                            ----------     ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings of long-term debt                 365,000      6,448,604      2,000,000
  Payments on long-term debt                (2,394,122)    (2,225,367)    (1,027,483)
  Issuance of common stock and tax
   benefit of stock plan transactions          203,591        192,445              -
                                            ----------     ----------     ----------
          Net cash (used for) provided
           by financing activities          (1,825,531)     4,415,682        972,517
                                            ----------     ----------     ----------

NET INCREASE (DECREASE) IN CASH AND
 CASH EQUIVALENTS                              547,139       (155,277)      (961,666)

CASH AND CASH EQUIVALENTS, beginning of
 year                                           72,844        228,161      1,189,827
                                            ----------     ----------     ----------
CASH AND CASH EQUIVALENTS, end of year     $   620,023    $    72,884    $   228,161
                                            ==========     ==========     ==========

               The accompanying notes to financial statements are
                     an integral part of these statements.

                      LEXALITE INTERNATIONAL CORPORATION
                      ----------------------------------

                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

        Description of Business
        -----------------------

          LexaLite International Corporation (the "Company") is engaged in the manufacture and sale of plastic molded injection parts and providing design and development services. The majority of the Company's net sales and accounts receivable are with customers in the lighting industry.

        Cash and Cash Equivalents
        -------------------------

          The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are recorded at cost, which approximates current market value.

        Property, Plant and Equipment
        -----------------------------

          Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets using the straight-line method for financial reporting purposes and primarily accelerated methods for income tax purposes.

          Estimated lives used to depreciate fixed assets for book purposes are as follows:

                                                     Years
                                                     -----

                  Building and improvements          10-40
                  Machinery and equipment             3- 7
                  Office furniture and fixtures       5-10

          During fiscal year 1995, the Company constructed a 27,500 square foot industrial facility ("the Facility") to be used for the research, development and manufacture of plastic injection molded products.

        Bond Proceeds Held in Trust
        ---------------------------

          Unexpended bond proceeds are restricted for use to finance the construction of the Facility and related equipment. The unexpended proceeds are invested in short-term marketable securities, and are stated at cost which approximates market, together with accrued interest. Investments must be rated at least A-1 by Standard and Poor's or an equivalent rating by a similarly recognized rating service.

                      LEXALITE INTERNATIONAL CORPORATION
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                                  (Continued)


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES, continued

        Long-Term Assets
        ----------------

          In March 1995, the Financial Accounting Standards Board issued
            Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" (SFAS 121). The Company is required to adopt the provisions of SFAS 121 beginning in fiscal 1997. Based on the information currently available, the Company does not expect the adoption to have a material effect on its financial condition or results of operations.

        Research and Development
        ------------------------

          Research and development costs related to the planning and development of new and existing products are charged to operations as incurred.

        Earnings Per Share
        ------------------

          The earnings per share are computed based on the weighted average number of common shares outstanding and, to the extent dilutive, common share equivalents. The weighted average number of shares outstanding were approximately 1,477,000, 1,427,000, and 1,385,000 in 1996, 1995, and 1994, respectively.

        Use of Estimates
        ----------------

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      LEXALITE INTERNATIONAL CORPORATION
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                                  (Continued)

(2)  INVENTORIES

        Inventories are stated at the lower of cost or market and include materials, labor and manufacturing overhead. Cost is determined using the first, first-out (FIFO) method. Inventories consisted of the following as of June 30,:

                                       1 9 9 6      1 9 9 5
                                      ----------   ----------
              Raw materials           $  938,638   $1,229,985
              Finished goods and
                work-in-process          571,915      356,401
                                       ---------    ---------
                                      $1,510,553   $1,586,386
                                       =========    =========

(3)  LONG-TERM DEBT AND FINANCING ARRANGEMENTS

       During fiscal 1995, the Company issued $5,000,000 of Michigan Strategic
         Fund Limited Obligation Revenue Bonds Series 1994 to finance the construction of the Facility and certain related equipment. The bonds mature at various dates from November 1997 through November 2001 at an average effective interest rate of 6.09% and are secured by substantially all assets of the Company and an irrevocable letter of credit.

       The Company has available a secured line of credit with a bank which provides for $3,000,000 in maximum borrowings and matures on October 1, 1996. No borrowings were outstanding under this agreement at June 30, 1996. Interest is payable at the bank's prime rate (8.25% at June 30, 1996). The weighted average interest rate on borrowings was 6.8% and 8.4% in 1996 and 1995, respectively.

       The Company also has a credit agreement with a bank to borrow up to $1,250,000 for the purchase of equipment. The agreement expires December 1, 1996. No borrowings have been made against this arrangement. Interest is payable at the bank's prime rate.

                      LEXALITE INTERNATIONAL CORPORATION
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                                  (Continued)


(3)  LONG-TERM DEBT AND FINANCING ARRANGEMENTS, continued

      Long-term debt consisted of the following as of June 30,:

                                                     1 9 9 6        1 9 9 5
                                                   -----------    -----------
        Michigan Strategic Fund Limited
          Obligation Revenue Bonds Series 1994     $ 5,000,000    $ 5,000,000

        Note payable to bank, due in monthly
          installments of $29,334 including
          interest at 7.9%, through October
          2000, secured by related equipment         1,525,328      1,395,000

        Notes payable to bank, secured by
          substantially all assets of the
          Company, due in monthly installments
          totaling $72,902, with interest
          rates ranging between 6.75% and
          9.75%, maturing between 1998
          and 2001                                   2,879,149      3,617,126

        Revolving credit note                                -      1,400,000

        Other                                           59,307         80,780
                                                    ----------     ----------
                                                     9,463,784     11,492,906
        Less: - current portion                     (1,200,000)    (1,003,000)
                                                    ----------     ----------
                                                   $ 8,263,784    $10,489,906
                                                    ==========     ==========

     Future maturities of long-term debt are as follows:

                1997                                       $ 1,200,000
                1998                                         2,218,000
                1999                                         2,088,000
                2000                                         1,529,000
                2001                                         1,307,000


     Under the terms of certain of its loan agreements, the Company must maintain specified levels of net worth and certain other performance ratios. The Company was in compliance with all covenants throughout the year.

     Cash expended for interest on debt was approximately $704,000, $719,000, and $496,000 in 1996, 1995, and 1994, respectively. Capitalization of interest related to the project discussed in Note 1 reduced interest expense by approximately $185,000 in 1995. No interest was capitalized in 1996 or 1994.

                      LEXALITE INTERNATIONAL CORPORATION
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                                  (Continued)

(4)  FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amount of the Company's financial instruments included in assets and current liabilities approximates the fair value due to their short-term nature. As of June 30, 1996 and 1995, carrying value approximated the fair value of the Company's long-term debt.

(5)  LEASE COMMITMENTS

      The Company has various operating leases for certain equipment. Future minimum rental payments at June 30, 1996 under noncancellable operating leases with initial terms of one year or more are approximately as follows:

                      1997            $168,300
                      1998              81,500
                      1999              54,400
                      2000              44,700
                      2001               4,100

      Rental expense under all operating leases was approximately $244,000, $182,000 and $179,000 in 1996, 1995, and 1994, respectively.

(6)  INCOME TAXES

      The Company applies the "liability" method of accounting for income taxes.
        Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which differences are expected to be reversed.

                      LEXALITE INTERNATIONAL CORPORATION
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                                  (Continued)

(6)  INCOME TAXES, continued

      The components of the provision for income taxes consisted of the following for the years ended June 30,:

                                            1 9 9 6     1 9 9 5     1 9 9 4
                                           --------    --------    --------
        Current                            $789,300    $876,500    $598,500
        Deferred                            173,100     (74,000)     32,200
                                           --------    --------    --------
        Provision for income taxes         $962,400    $802,500    $630,700
                                           ========    ========    ========

      The effective income tax rate differs from the statutory federal income tax rate for the following reasons:

                                                1 9 9 6     1 9 9 5     1 9 9 4
                                                --------    --------    --------
        Statutory federal income tax rate         34.0%       34.0%       34.0%
        State taxes                                2.6         1.5          .8
        Other                                      1.1         0.6           -
                                                  -----       -----       -----
        Effective income tax rate                 37.7%       36.1%       34.8%
                                                 ======       =====       =====

      The major components of deferred income taxes at June 30, 1996 and 1995 are as follows:

                                                        1 9 9 6     1 9 9 5
                                                       --------    --------
        Deferred tax assets:
          Financial accruals and reserves
           not currently deductible:
             Compensation                               $274,800    $258,000
             Inventory                                    64,800      50,300
             Other                                        37,900      16,500
          Valuation allowance                                  -           -
                                                        --------    --------
                                                        $377,500    $324,800
                                                        ========    ========
        Deferred tax liability:
          Book basis of property in excess
           of tax basis                                 $755,000    $594,200
          Book basis of inventory in excess
           of tax basis                                  124,200      59,800
          Other                                           10,300       9,700
                                                        --------    --------
                                                        $889,500    $663,700
                                                        ========    ========

                      LEXALITE INTERNATIONAL CORPORATION
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                                  (Continued)

(6)  INCOME TAXES, continued

        Cash expended for income taxes totaled approximately $909,000, $860,000, and $641,000 for the years ended June 30, 1996, 1995, and 1994, respectively.

(7)  EMPLOYEE BENEFIT PLANS

        Stock Ownership Plan
        --------------------

          The Company has an Employee Stock Ownership Plan ("ESOP")which provides retirement, death and disability benefits to substantially all of its employees. Benefits are payable in the form of the Company's common stock. A trustee has been designated to administer the Employee Stock Ownership Trust established under the Plan. The Company provides a discretionary contribution to the ESOP as determined by the Board of Directors. Contributions are allocated to participants based on their proportionate share of compensation, within certain limitations. Contributions, for the years ended June 30, 1996, 1995 and 1994 are charged to operations and approximate $143,000, $278,000, and $269,000, respectively. The ESOP owned
            501,998 and 503,298 shares of the Company's stock as of June 30, 1996 and 1995, respectively. For earnings per share purposes, all shares are considered outstanding.

                      LEXALITE INTERNATIONAL CORPORATION
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                                  (Continued)

(7)  EMPLOYEE BENEFIT PLANS, continued

        Nonqualified Stock Option Plan
        ------------------------------

          The Company has a nonqualified stock option plan for certain salaried employees. Options are granted at a price not less than the market price on the date of grant, and are exercisable beginning three years from the effective date of grant, for a period of six months to one year. No charges to operations are made under this plan. A summary of stock option activity is as follows:

                                            Options     Price Range
                                            --------   -------------
          Outstanding at July 4, 1993        94,500    $3.75 - $4.50
            Options granted                  29,000        $5.89
            Options exercised               (24,529)   $3.75 - $4.50
            Options canceled                 (5,271)   $4.30 - $5.89
                                             ------

          Outstanding at June 30, 1994       93,700    $4.07 - $4.30
            Options granted                       -                -
            Options exercised               (34,000)   $4.07 - $4.30
            Options canceled                (10,400)   $4.30 - $5.89
                                             ------
          Outstanding at June 30, 1995       49,300    $4.50 - $5.89
            Options granted                       -                -
            Options exercised               (22,760)       $4.50
            Options canceled                 (2,040)   $4.50 - $5.89
                                             ------
          Outstanding at June 30, 1996       24,500        $5.89
                                             ======

      Qualified Stock Option Plan
      ---------------------------

        In 1996, the Company adopted a qualified stock option plan for certain salaried employees. Options are granted at a price not less than the market price on the date of grant, and are exercisable beginning three years from the effective date of grant, for a period of six months. During 1996, 26,050 shares were granted and are outstanding under the plan at options prices between $7.85 and $8.48.

        As of June 30, 1996, no options were exercisable and 100,000 shares were authorized to be granted under either the stock ownership plan or the qualified stock option plan.

                      LEXALITE INTERNATIONAL CORPORATION
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                                  (Continued)

(7)  EMPLOYEE BENEFIT PLANS, continued

        Stock Bonus Plan
        ----------------

          The Company has a stock bonus plan, the purpose of which is to permit grants of shares to key employees of the Company, as a means of retaining and rewarding them for long-term performance and to increase their ownership in the Company. Shares awarded under the plan are based on discretionary percentage of aggregate stock growth, as defined by the Plan. The awards vest in three annual installments and are paid in the form of stock and cash. Awards are charged to operations in the year granted and totaled approximately $267,000, $286,000, and $330,000 in 1996, 1995, and 1994,
            respectively.

        Profit Sharing Plan
        -------------------

          The Company maintains a profit sharing plan which covers substantially all of its employees. The discretionary payment, charged to operations, as determined by the board of directors, was approximately $820,000, $543,000, and $457,000 in 1996, 1995, and
            1994, respectively.

        Incentive Bonus Plan
        --------------------

          The Company also maintains an incentive bonus plan paid to certain key employees. The discretionary bonus, charged to operations, as determined by the board of directors, was approximately $758,000, $636,000, and $573,000 in 1996, 1995, and 1994, respectively.

(8)  SIGNIFICANT CUSTOMERS

        During the years ended June 30, 1996, 1995, and 1994, the Company had four customers which individually accounted for 10% or more of net sales.


             Customer        1 9 9 6    1 9 9 5    1 9 9 4
         -----------------   -------    -------    -------
              #1              15.4%      14.1%      12.4%
              #2              12.8%      14.3%      10.7%
              #3               9.6%      11.7%      16.9%
              #4               8.5%      10.8%       8.9%

                      LEXALITE INTERNATIONAL CORPORATION
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                                  (Continued)

(9)  CHANGES IN PRIOR PERIOD FINANCIAL STATEMENTS

        During 1996, the Company changed its method of accounting for inventory from the last-in, first-out (LIFO) method to the FIFO method. Under the current economic environment, the Company believes that the FIFO method will result in a better measurement of operating results. During 1996, the Company also corrected the amount charged to operations for the stock bonus in 1995 as well as the accounting for deferred taxes in 1994. As a result, the Company has retroactively restated the accompanying financial statements.

        The following effects of the change in accounting principle and the corrections discussed above have been reflected in the accompanying financial statements as follows:

                                            Net Income                Retained
                                  -------------------------------     Earnings
                                   1 9 9 6    1 9 9 5     1 9 9 4   July 4, 1993
                                   --------   --------    --------  ------------
        Inventory methodology      $111,500   $(23,100)   $(13,200)   $ 152,500
        Stock bonus                       -    139,000           -            -
        Deferred taxes                    -          -     138,000     (138,000)
                                   --------   --------    --------    ---------
                                   $111,500   $115,900    $124,800    $  14,500
                                   ========   ========    ========    =========

        Effect on earnings
         per share                 $   0.08   $   0.08    $   0.09
                                   ========   ========    ========


(10)   RELATED PARTY TRANSACTIONS

        The Company pays commissions on certain proprietary products to a company owned by an officer of the Company. The commissions are based upon a design and consulting agreement which became effective in January, 1993. Commissions paid were approximately $131,000, $107,000 and $85,000 in 1996, 1995 and 1994, respectively. In management's opinion, the fees paid are comparable to those that could be arranged with an unrelated party.

                      LEXALITE INTERNATIONAL CORPORATION
                      ----------------------------------

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                                  (Continued)


(11) SUBSEQUENT EVENT

        On July 18, 1996, the Company entered into a definitive agreement pursuant to which Summa Industries (Summa) will acquire all of the outstanding common stock of LexaLite. Under the terms of the agreement, Summa, through a wholly-owned subsidiary, will convert each LexaLite share to 1.5 Summa shares, subject to adjustment as provided in the agreement. The transaction remains subject to shareholder approval of each Company and to certain other conditions.

                                                                      APPENDIX I


                          AGREEMENT AND PLAN OF MERGER

            This Agreement and Plan of Merger (this "Agreement") is made and entered into as of _____________, 1996, by and among Summa Industries, a California corporation ("Summa"), Charlevoix The Beautiful, Inc., a newly formed California corporation and wholly-owned subsidiary of Summa ("Subsidiary"), and LexaLite International Corporation, a Delaware corporation ("LexaLite"). Subsidiary and LexaLite are sometimes hereinafter collectively referred to as the "Constituent Corporations."

                                R E C I T A L S

     A. Summa is authorized to issue 10,000,000 shares of Common Stock, $.001 par value ("Summa Common Stock"), of which [1,600,000] shares are issued and outstanding as of the date hereof, and 5,000,000 shares of Preferred Stock, $.001 par value, of which no shares have been issued or are outstanding.

     B. Subsidiary is authorized to issue 1,000 shares of Common Stock, $.001 par value ("Subsidiary Common Stock"), of which 1,000 shares have been issued and are outstanding as of the date hereof, all of which are owned, beneficially and of record, by Summa.

     C. LexaLite is authorized to issue 2,000,000 shares of Common Stock, $1.00 par value ("LexaLite Common Stock"), of which 1,447,918 shares have been issued and are outstanding as of the date hereof.

     D. Each of the parties hereto has previously entered into that certain Agreement and Plan of Reorganization (the "Reorganization Agreement"), for the purposes of setting forth all of the terms and conditions upon which Subsidiary would be merged with and into LexaLite (the "Merger") in accordance with the provisions of the California Corporations Code and the Delaware General Corporation Law, and pursuant to the terms and conditions hereinafter set forth.

     E. The Board of Directors of each of Summa, Subsidiary and LexaLite has approved the Merger and the transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth herein, and has directed that this Agreement be submitted to its shareholders for their approval.

            NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and agreements contained herein, and in accordance with the applicable provisions of the California Corporations Code, the parties hereto covenant and agree as follows:

                                   ARTICLE I

                     THE MERGER, THE SURVIVING CORPORATION
                             AND THE EFFECTIVE DATE

     1.1 As soon as practicable following the fulfillment (or waiver, to the extent permitted therein) of the conditions specified in Article IV hereof, Subsidiary shall merge with and into LexaLite (the "Merger"), with LexaLite to be the surviving corporation in the Merger.

     1.2 The Merger shall occur and be effective at the time and on the date that this Agreement, having been duly executed and acknowledged, or a certificate of merger with respect hereto, together with any and all other necessary documents and instruments, is filed with the Secretary of State of California and the Secretary of State of the State of Delaware. The date on which the Merger occurs and becomes effective is hereby defined to be and is hereinafter referred to as the "Effective Date" and the time of such effectiveness is hereby defined to be and is hereinafter referred to as the "Effective Time."

     1.3 Subsidiary, as the surviving corporation in the Merger (hereinafter as such referred to as the "Surviving Corporation"), shall continue its corporate existence under the laws of the State of Delaware. On the Effective Date, the separate existence and corporate organization of Subsidiary, except insofar as it may be continued by operation of law, shall be terminated and cease.


                                   ARTICLE II

                       ARTICLES OF INCORPORATION, BYLAWS,
                   AND DIRECTORS OF THE SURVIVING CORPORATION

     2.1 The Certificate of Incorporation of LexaLite as in effect immediately before the Effective Time is hereby amended, effective as of the Effective Date, to provide that the total number of all classes of capital stock which the Surviving Corporation shall have authority to issue shall be 1,000 shares of Common Stock, at $.001 par value per share. As so amended, the Certificate of Incorporation of LexaLite shall be the Certificate of Incorporation of the Surviving Corporation until further amended or repealed in accordance with the provisions thereof and of applicable law.

     2.2 The Bylaws of LexaLite as in effect immediately prior to the Effective Date shall be the Bylaws of the Surviving Corporation, until amended or repealed in accordance with applicable law, the Certificate of Incorporation of the Surviving Corporation, or such Bylaws, except that such Bylaws of LexaLite are hereby amended, effective as of the Effective Time, to provide for a Board of Directors consisting of not less than three (3) nor more than five (5) members, with the initial number of directors to be three (3) and thereafter such number between three (3) and five (5) as may be established from time to time by a resolution duly adopted by the Board of Directors of the Surviving Corporation.

     2.3 There shall be three (3) directors of the Surviving Corporation from and after the Effective Date (until changed in accordance with applicable law and the Certificate of Incorporation and Bylaws of the Surviving Corporation), who shall be James R. Swartwout, Josh T. Barnes, and Thomas M. Phillips.


                                  ARTICLE III

                       TREATMENT OF SHARES OF EACH OF THE
                            CONSTITUENT CORPORATIONS

     3.1  On the Effective Date:

          (a) Subject in all events to the provisions of Section 3.1(c) below, each share of LexaLite's Common Stock outstanding immediately prior to the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become the right to receive one and one-half (1.5) shares of the Common Stock of Summa;

          (b) Subject in all events to the provisions of Section 3.1(c) below, all options, warrants and other rights to purchase shares of LexaLite's Common Stock outstanding immediately prior to the Merger shall have been canceled as of the Effective Time by agreements with the holders thereof to accept, in the place thereof, options to purchase shares of Summa Common Stock, all as provided in Section 10.7 of the Reorganization Agreement.

          (c) In the event that the average closing price of Summa Common Stock on The Nasdaq National Market during the 5 consecutive trading days ending on and including the third trading day prior to the date on which the meeting of LexaLite's Stockholders has been called for the purpose of voting on the Merger is less than $6.66 per share, LexaLite may notify Summa of Lexalite's intention to terminate this Agreement and the transactions contemplated hereby unless the number of shares of Summa Common Stock issuable to the stockholders of LexaLite as a consequence of the Merger is increased as provided below. Upon receipt of such notification, Summa may elect to (i) terminate this Agreement and the transactions contemplated hereby, or (ii) to increase the number of shares of Summa Common Stock issuable to the stockholders as a group to that number of shares of Summa Common Stock which would have an aggregate value (based upon the average closing price calculated as provided above) equal to $15,000,000.

          (d) Each share of Subsidiary's Common Stock outstanding immediately prior to the Merger shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one fully paid and nonassessable share of Common Stock, $1.00 par value, of the Surviving Corporation.

          (e) Shares of Summa Common Stock shall not be issued as a consequence of the Merger in respect of shares of LexaLite Common Stock owned by LexaLite immediately prior to the Effective Time, if any, and as of the Effective Time any and all such shares of LexaLite Common Stock owned by LexaLite shall be canceled and retired, and all rights in respect thereof shall cease to exist.

     3.2 After the Effective Date, each holder of an outstanding certificate or certificates theretofore representing shares of LexaLite Common Stock shall surrender such certificate or certificates to the Exchange Agent (as defined in
Section 1.18 of the Reorganization Agreement) and shall receive in exchange therefor certificates representing the number of whole shares of Summa Common Stock into which the shares of LexaLite Common Stock theretofore represented by the certificate or certificates so surrendered (together with cash in lieu of a fractional share, if any, as provided in Section 3.3 below). After the Effective Time, certificates formerly representing shares of LexaLite Common Stock shall be deemed for all purposes, other than the payment of dividends or other distributions, if any, payable to holders of record of shares of Summa Common Stock as of any date subsequent to the Effective Date, to evidence the number of shares of Summa Common Stock into which such shares of LexaLite Common Stock have been converted under Section 3.1(a) hereof; provided, however, that
                                                       -----------------
upon surrender and exchange of such outstanding certificates theretofore representing shares of LexaLite Common Stock there shall be paid by the Exchange Agent to the record holders of the certificates issued in exchange therefor, the amount, without interest thereon, of dividends and other distributions, if any, which theretofore have become payable with respect to the number of whole shares of Summa Common Stock represented thereby.

     3.3 No fractional shares of Summa Common Stock and no scrip certificates therefor shall be issued to represent any fractional share interests in shares of Summa Common Stock, and such fractional share interest shall not entitle the owners thereof to vote, to receive dividends, or to exercise any other right of shareholders of Summa. In lieu of a fractional share or scrip certificate, each holder of a share of LexaLite Common Stock otherwise entitled to a fractional interest in a share of Summa Common Stock shall be entitled to receive a cash payment (without interest) in an amount equal to the fraction of such share of Summa Common Stock to which such holder otherwise would be entitled multiplied by the average closing price of a share of Summa Common Stock determined as provided in Section 3.1.2(c) hereof.

     3.4 Each stockholder of LexaLite, if any, and each shareholder of Summa, if any, who becomes entitled, pursuant to the provisions of the Delaware General Corporation Law or the California Corporations Code, respectively, to the payment of the "fair value" of his shares of LexaLite Common Stock or Summa Common Stock, as the case may be ("Perfected Dissenting Shares"), shall receive payment therefor from LexaLite or Summa, as the case may be, but only if the Merger is consummated and becomes effective and only after the value thereof shall have been agreed upon or finally determined pursuant to such provisions. Perfected Dissenting Shares, if any, shall be canceled.

                                  ARTICLE IV

                CONDITIONS, DEFERRAL, TERMINATION AND AMENDMENT

     4.1 The obligations of LexaLite and Subsidiary to effect the transactions contemplated by this Agreement are subject to the satisfaction of the following conditions (any and all of which may be waived by LexaLite and Subsidiary in their sole discretion to the extent permitted by law):

          (a) The shareholders of Summa shall have approved the Merger, and the issuance of shares of Summa Common Stock as a consequence thereof, at a meeting thereof duly held in accordance with the California Corporations Code.

          (b) Summa, as the sole shareholder of Subsidiary, shall have approved the Merger in accordance with the California Corporations Code.

          (c) The stockholders of LexaLite shall have approved the Merger at a meeting thereof duly held in accordance with the Delaware General Corporation Law.

     4.2 Consummation of the Merger may be deferred by agreement of the respective Boards of Directors of LexaLite and Subsidiary for a reasonable period of time if it is determined that deferral would be in the best interests of the respective shareholders of the parties.

     4.3 This Agreement may be terminated as provided in the Reorganization Agreement at any time before or after adoption and approval hereof by the stockholders of LexaLite or the shareholders of Subsidiary, or both, but not later than the Effective Date. In the event of such termination, this Agreement shall become wholly void and of no effect, and there shall be no liability on the part of Summa, Subsidiary or LexaLite, or the Board of Directors or shareholders, or stockholders, as the case may be, except as provided in Section
4.4 hereof.

     4.4 If the Merger becomes effective, the Surviving Corporation shall assume and pay all expenses in connection therewith not theretofore paid by the respective parties. If for any reason the Merger shall not become effective, each of Summa and Subsidiary, on the one hand, and LexaLite, on the other hand, shall pay all of their or its respective expenses incurred in connection with all the proceedings taken in respect of this Agreement or relating thereto as provided in the Reorganization Agreement.

     4.5 The parties hereto, by mutual consent of their respective Boards of Directors, may amend, modify or supplement this Agreement in such matter as may be agreed upon by them in writing at any time before or after adoption and approval of this Agreement by the stockholders of LexaLite or the shareholders of Summa, or both, but not later than the Effective Date; provided, however,
                                                          -----------------
that no such amendment, modification or supplement not adopted and approved by the stockholders of LexaLite and/or shareholders of Summa shall affect the rights of such stockholders and/or shareholders or change any of the principal terms of this Agreement.

                                   ARTICLE V

                       TRANSFER OF ASSETS AND LIABILITIES

     5.1 On the Effective Date, the rights, privileges, powers and franchises, both of a public as well as a private nature, of each of the Constituent Corporations shall be vested in and possessed by the Surviving Corporation, subject to all of the disabilities, duties and restrictions of or upon each of the Constituent Corporations; and all rights, privileges, powers and franchises of each of the Constituent Corporations, and all property, real, personal and mixed, of each of the Constituent Corporations, and all debts due to each of the Constituent Corporations on whatever account, and all things in action or belonging to each of the Constituent Corporations shall be transferred to and vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest, shall be thereafter as effectually the property of the Surviving Corporation as they were of the Constituent Corporations, and the title to any real estate vested by deed or otherwise in either of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger; provided, however, that the
                                          --------  -------
liabilities of the Constituent Corporations and of their shareholders, directors, and officers shall not be affected and all rights of creditors and all liens upon any property of either of the Constituent Corporations shall be preserved unimpaired, and any claim existing or action or proceeding pending by or against either of the Constituent Corporations may be prosecuted to judgment as if the Merger had not taken place except as they may be modified with the consent of such creditors, and all debts, liabilities and duties of each of the Constituent Corporations shall attach to the Surviving Corporation, and may be enforced against it to the same extent as if such debts, liabilities and duties had been incurred or contracted by it.

     5.2 The parties hereto agree that, from time to time and as when requested by the Surviving Corporation, or by its successors and assigns, to the extent permitted by law, the officers and directors of Subsidiary and of the Surviving Corporation are fully authorized in the name of Subsidiary or otherwise to execute and deliver all such deeds, assignments, confirmations, assurances and other instruments and to take or cause to be taken all such further action as the Surviving Corporation may deem necessary or desirable in order to vest, perfect, confirm in or assure the Surviving Corporation title to and possession of all said property, rights, privileges, powers and franchises and otherwise to carry out the intent and purposes of this Agreement.


                                   ARTICLE VI

                                 MISCELLANEOUS

     For the convenience of the parties and to facilitate any filing and recording of this Agreement, any number of counterparts hereof may be executed, each of which shall be deemed to be an original of this Agreement but all of which together shall constitute one and the same instrument.

     This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the State of California, except with respect to matters affecting the corporate governance of LexaLite which expressly are governed by the Delaware General Corporation Law.

     IN WITNESS WHEREOF, the parties to this Agreement, pursuant to the approval and authority duly given by resolutions adopted by their respective Boards of Directors have caused this Agreement to be executed by the President of each party hereto, and to be attested to by the Secretary of each party hereto, all as of the day and year first above written.

                                          CHARLEVOIX THE BEAUTIFUL, INC.


                                       By:
                                          --------------------------------------
                                          James R. Swartwout, President
Attest:


By:
   ------------------------------
                       ,Secretary

                                          LEXALITE INTERNATIONAL CORP.


                                       By:
                                          --------------------------------------
                                          Josh T. Barnes,
                                          Chief Executive Officer
Attest:


By:
   ------------------------------
                       ,Secretary



                                          SUMMA INDUSTRIES


                                       By:
                                          -------------------------------------
                                          James R. Swartwout,
                                          Chief Executive Officer
Attest:


By:
   ------------------------------
                       ,Secretary

                          [WEDBUSH MORGAN SECURITIES]


                                                                     Appendix II
                                                                  (213) 688-4545
                                                              FAX (213) 688-6642

                               October 11, 1996


Board of Directors                          Board of Directors
LexaLite International Corporation          Summa Industries
10163 US 31 North                           21250 Hawthorne Boulevard, Suite 500
Charlevoix, MI 49720-0498                   Torrance, CA 90503

Gentleman:

You have requested our opinion as to the fairness, from a financial point of view, to the Stockholders of LexaLite International Corporation ("LexaLite") and the shareholders of Summa Industries ("Summa") (together the "Companies") of the proposed merger (the "Merger") contemplated by the Agreement and Plan of Reorganization dated as of July 18, 1996 by and between LexaLite and Summa (the "Merger Agreement").

The Merger Agreement proposes that Charlevoix The Beautiful, Inc., a newly-to-be-formed California corporation which will be a wholly-owned subsidiary of Summa will be merged with and into LexaLite, with LexaLite being the surviving corporation. In addition, each outstanding share of LexaLite Common Stock, as a consequence of Merger, shall be converted into one and one-half (1.5) shares of Summa Common Stock. If the average daily closing price per share of Summa Common Stock as reported on the Nasdaq National Market for the five consecutive trading days ending on the close of trading on the third trading day preceding the date on which the LexaLite Stockholders shall meet to vote on the Merger (the "Base Period Trading Price") is less than $6.66, LexaLite may notify Summa of LexaLite's intention to terminate the Merger unless the number of shares issued to the LexaLite Stockholders is increased as provided below. Upon receipt of such notice, Summa may elect to (i) terminate the Merger, or (ii) to increase the number of shares of Summa Common Stock issuable to the LexaLite Stockholders to that number of shares of Summa Common Stock which would have an aggregate value (based on the average closing price as provided above) equal to $15 million. Summa has advised LexaLite that in all likelihood Summa would not elect to increase the number of shares of Summa Common Stock issuable to the LexaLite Stockholders as provided above if the increased number of shares would exceed three million.

Wedbush Morgan Securities is an investment banking firm and a member of the New York Stock Exchange and other principal stock exchanges in the United States, and is regularly engaged as part of its business in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, private placements, secondary distributions of listed and unlisted securities, and valuations for corporated, estate and other purposes.

LexaLite International Corporations                           October 11, 1996
Summa Industries                                                   Page 2 of 4

In arriving at our opinion set forth below, we have reviewed, among other things, draft versions of the Agreement and Plan of Reorganization by and between LexaLite and Summa; audited financial settlements of LexaLite for the fiscal years ended June 30, 1992 through June 30, 1996; LexaLite's State of the Corporation report for the third quarter ended March 30, 1996; projections prepared by LexaLite with respect to LexaLite for the fiscal year ending June 30, 1997 through June 30, 2001; Valuation Report of LexaLite as of December 31, 1995 prepared by BDO Seidman, LLP; Annual Report to Shareholders of Summa for the fiscal years ended August 31, 1991 through August 31, 1995; Annual Report on Form 10-K of Summa for the fiscal years ended August 31, 1991 through August 31, 1995; Quarterly Report on Form 10-Q of Summa for the quarter ended May 31, 1996; draft audited financial statements of Summa for the fiscal year ended August 31, 1996; Proxy Statement for Annual Meeting of Stockholders of Summa dated December 14, 1995; Form 8-K reporting the sale of Morehouse-COWLES, Inc. to J.B. Jennings and Bret Lewis; projections of the consolidated operations of Summa for the fiscal year ending August 31, 1997; the KVP Systems, Inc. subsidiary for the three fiscal years ending August 31, 1999; and the GST Industries, Inc. and Stang subsidiaries for the five fiscal years ending August 3, 2001.

We have held discussion with certain members of the senior management of both LexaLite and Summa regarding the past and current business operations, financial condition, future prospects and projected operations and performance of the Companies. We have toured the headquarters of Summa in Torrance, California and the operating plants of Summa in Santa Ana and Rancho Cordova, California. In addition, we have reviewed the reported price and trading activity of Summa's Common Stock, compared certain statistical and financial information for LexalIte and Summa, respectively, with similar information for certain publicly traded companies in the same industries as LexaLite and Summa, respectively; reviewed and compared statistical and financial data for recent acquisitions in the same industries and LexaLite and Summa and conducted such other financial studies, analyses and inquiries and considered such other matters as Wedbush Morgan Securities deemed necessary and appropriate for this opinion.

 We have not undertaken any obligation to independently verify the accuracy or completeness of financial information or other information furnished to us by LexaLite or Summa orally or in writing, or other information obtained from publicly available sources and reviewed by us for purposes of this opinion. We were provided with information represented to us as the best currently available estimates and judgements of the management of LexaLite and Summa, as to the expected future financial and operating performance of LexaLite and Summa, and we have assumed that they have been reasonably prepared and have not undertaken any responsibility for the accuracy of such forecasts, estimates or judgements nor have we undertaken any obligation independently to verify the underlying assumptions made in connection with such forecasts, estimates or judgements. In addition, we have not made an independent evaluation or appraisal of any particular assets or liabilities of LexaLite or Summa, and we have not been furnished with any such evaluation or appraisal.

LexaLite International Corporations                             October 11, 1996
Summa Industries                                                     Page 3 of 4

We note that KVP Systems, Inc., a subsidiary of Summa, is a party to certain legal proceedings, Laitram, et al v. KVP Systems, Inc., pending before the Federal District Court in Sacramento, California, regarding the validity of two patents which the plaintiffs claim KVP Systems, Inc. has infringed. KVP Systems, Inc. contends the claims are invalid, and has filed counterclaims that the plaintiffs have sued in bad faith and acted in restraint of free trade. The case is in an advanced stage discovery and is expected to be heard in court during Summa's fiscal 1997. This opinion is based on the assumption that the outcome of such legal proceedings will not have a material adverse effect on the financial position of Summa. We have relied, with your consent, exclusively on the judgement of the management of LexaLite and Summa that such assumption can be made. We do not take any responsibility for the accuracy of such assumption nor do we undertake any obligation to verify independently such assumption.

We have not negotiated, or participated in any way in the negotiation of, the terms of the Merger or advised you regarding strategic alternatives. We have not been asked to consider, and this opinion does not address, the relative merits of the Merger as compared to any alternative business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage.

We do not express any opinion as to the market value of Summa Common Stock to be received by LexaLite stockholders, or the price or trading range at which shares of Summa Common Stock will trade following consummation of the Merger. Our opinion necessarily is based on economic, monetary and market conditions prevailing, and other circumstances and considerations existing on the date of this opinion. Nothing contained in this opinion shall be construed as creating or imposing upon us any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

In the normal course of our business, we may, from time and time, actively trade securities of Summa for our own account or the account of our customers and, accordingly, may at any time have a long or short position in such securities. Additionally, we or our affiliates may, from time to time, produce research materials regarding Summa. Since the date of our engagement with respect to the Merger, we have not held a long or short position for our own account in Summa Common Stock. Prior to this transaction, we had not even engaged to provide investment banking services to LexaLite or Summa.

Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that, as of the date hereof, the Merger is fair, from a financial point of view, to the Stockholders of LexaLite and the shareholders of Summa.

This opinion is intended for the use of the Board of Directors of the Companies in connection with their consideration of the Merger. We recognize that the Companies may be required to disclose this opinion in any proxy statement related to the Merger, and agree that the Companies may do so, provided that the full text of the opinion is attached to such proxy statement and that the descriptions of Wedbush Morgan Securities and the opinion is such proxy statement are

LexaLite International Corporations                             October 11, 1996
Summa Industries                                                     Page 4 of 4


approved by us in advance. We note, however, that the opinion is intended to be for the benefit of the Boards of Directors of the Companies, and not for the benefit of stockholders or any other third parties. Our agreement to allow disclosure of the opinion in the Companies' proxy statement is intended solely to facilitate compliance by the Companies with their legal obligations, and should not be construed as (1) authorizing reliance on such opinion by any shareholder of the Companies or any other person, (2) recommending to any shareholder how to vote regarding the Merger, or (3) implying that Wedbush Morgan Securities is, within the meaning of Section 7 or Section 11 of the Securities Act of 1933, an "accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him, who has with his consent been named as having prepaid or certified" any part of any proxy statement or registration statement in which such opinion may be included, or any report or valuation used in connection therewith. Except as provided in this paragraph, this opinion is not to be used, circulated, quoted or otherwise referred to for any purpose, except in accordance with our prior written consent.



Very truly your,

/s/ WEDBUSH MORGAN SECURITIES

    WEDBUSH MORGAN SECURITIES

                                                                    Appendix III

                           EXCERPT FROM THE DELAWARE
                            GENERAL CORPORATION LAW
                        RELATING TO DISSENTERS' RIGHTS

     262 APPRAISAL RIGHTS--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S)228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt, or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

     (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S)(S) 251 (other than a merger effected pursuant to subsection (g) of 251), 252, 254, 257, 258, 263 or 264 of this title:

     (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either
(i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

     (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

     a. Shares of stock of the corporation surviving or resulting from such merger or consolidation or depository receipts in respect thereof;

     b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers Inc. or held of record by more than 2,000 holders;

     c. Cash in lieu of fractional shares or fractional depositary receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

     d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

     (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

                                     III-1
entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

     (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

     (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

     (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

     (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

                                     III-3

     (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

     (d) Appraisal rights shall be perfected as follows:

     (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

     (2) If the merger or consolidation was approved pursuant to (S) 228 or (S) 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only to be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive such notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be the effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business the next day preceding the day on which the notice is given.

     (e) within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise

                                     III-2

     (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

     (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

     (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 79, L. '95, eff. 7-1-95.)

                                     III-4

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS
         -----------------------------------------

     As allowed by the California General Corporation Law, the Articles of Incorporation of Summa provide that the liability of the directors of Summa for monetary damages shall be eliminated to the fullest extent permissible under California law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of Summa for breach of a director's duties to Summa or its shareholders, except for liability for acts or omissions that involve intentional misconduct or knowing and culpable violation of law, for acts or omissions that a director believes to be contrary to the best interests of Summa or its shareholders or that involve the absence of good faith on the part of the director, for any transaction from which the director derived an improper personal benefit, for acts or omissions that show a reckless disregard for the director's duty to Summa or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to Summa or its shareholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to Summa or its shareholder, with respect to certain contracts in which a director has a material financial interest, and for approval of certain improper distributions to shareholders or certain loans or guarantees. This provision does not limit or eliminate the rights of Summa or any shareholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care.

     Summa's Bylaws require Summa to indemnify its officers, directors, employees and other agents to the full extent permitted by law, including those circumstances in which indemnification would otherwise be discretionary. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
         ------------------------------------------
(a) Exhibits
    --------


Exhibit
Number       Description
-------      -----------
  3.2        Certificate of Amendment of Articles of Incorporation of Summa
             Industries

  5          Opinion of Phillips & Haddan

 10.1        Terms of Employment -- Josh T. Barnes

 10.2        Non-Compete Agreement between Josh T. Barnes and LexaLite
             International Corporation (as amended)

 10.3 Consulting Agreement by and between Business Activities Corporation and LexaLite International Corporation

 10.4        Non-Compete Agreement between Arthur R. Marshall and LexaLite
             International Corporation

 10.5        Non-Compete Agreement between Wilfred G. Cryderman and LexaLite
             International Corporation

 10.6        Exclusive Distributor Agreement, as amended, between Patricia A.
             DeYoung and LexaLite International Corporation

 10.7       Employee Stock Ownership Plan of LexaLite International Corporation.

 24.1       Consent of Arthur Andersen LLP

 24.2       Consent of Arthur Andersen LLP

 24.3 Consent of Phillips & Haddan (contained in the opinion filed as Exhibit 5)

 99.1       Form of Proxy for shareholders of Summa Industries

 99.2       Form of Proxy for stockholders of LexaLite International
            Corporation.

------------------


(b) Financial Statement Schedules
    -----------------------------

Schedule VIII   Valuation and qualifying accounts.

ITEM 22. UNDERTAKINGS
         ------------

     (1) Summa hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), Summa undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

     (2) Summa undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) Summa hereby undertakes to respond to requests for information that is incorporated by reference into the Joint Proxy Statement/Prospectus pursuant to Items 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (4) Summa hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

     (5) Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, Summa has duly caused this Amendment No. 1 to this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized in the City of Torrance, State of California, on the 15th day of October, 1996.

                                         SUMMA INDUSTRIES

                                         By: /s/ James R. Swartwout
                                             -----------------------------
                                             James R. Swartwout, President


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to this Registration Statement has been signed below by the following persons in the capacities indicated on the 15th day of October, 1996.


   Signature                       Title                            Date
   ---------                       -----                            ----
/s/ James R. Swartwout        Chairman, Chief Executive        October 15, 1996
--------------------------    Officer and Chief Financial
James R. Swartwout            Officer

/s/ Coalson C. Morris*        Director                         October 15, 1996
--------------------------
Coalson C. Morris

/s/ Dale H. Morehouse*        Director                         October 15, 1996
--------------------------
Dale H. Morehouse

/s/ Michael L. Horst*         Director                         October 15, 1996
--------------------------
Michael L. Horst

                              Director                         October 15, 1996
--------------------------
William R. Zimmerman

/s/ David McConaughy*         Director                         October 15, 1996
--------------------------
David McConaughy

/s/ Karl V. Palmaer*          Director                         October 15, 1996
--------------------------
Karl V. Palmaer

/s/ Byron C. Roth*            Director                         October 15, 1996
--------------------------
Byron C. Roth

/s/ Paul A. Walbrun           Vice President, Controller       October 15, 1996
--------------------------    and Secretary
Paul A. Walbrun

*By: James R. Swartwout,
     Attorney-in-Fact

     /s/ James R. Swartwout
     ----------------------
     James R. Swartwout

                               SUMMA INDUSTRIES

                               INDEX TO EXHIBITS

                                                                        Sequential
Exhibit No.                                                                Page
-----------                                                             ----------
    3.2      Certificate of Amendment of the Articles of Incorporation
             of Summa Industries

    5        Opinion of Phillips & Haddan

   10.1      Terms of Employment -- Josh T. Barnes

   10.2      Non-Compete Agreement between Josh T. Barnes and LexaLite
             International Corporation, as amended

   10.3      Consulting Agreement by and between Business Activities
             Corporation and LexaLite International Corporation

   10.4      Non-Compete Agreement between Arthur R. Marshall and
             LexaLite International Corporation

   10.5      Non-Compete Agreement between Wilfred G. Cryderman and
             LexaLite International Corporation

   10.6      Exclusive Distributor Agreement, as amended, between
             Patricia A. DeYoung and LexaLite International
             Corporation

   10.7      Employee Stock Ownership Plan of LexaLite International
             Corporation

   24.1      Consent of Arthur Andersen LLP

   24.2      Consent of Arthur Andersen LLP

   24.3 Consent of Phillips & Haddan (contained in the opinion filed as Exhibit 5)

   99.1      Form of Proxy for shareholders of Summa Industries

   99.2      Form of Proxy for stockholders of LexaLite International
             Corporation.

                                     II-4